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PHOENIX TREE HOLDINGS LIMITED INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-234354

9,600,000 American Depositary Shares

Phoenix Tree Holdings Limited

Representing 96,000,000 Class A Ordinary Shares

         This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Phoenix Tree Holdings Limited.

         We are offering 9,600,000 ADSs. Each ADS represents ten Class A ordinary shares, US$0.00002 par value per share. The initial public offering price per ADS is US$13.50.

         Prior to this offering, there has been no public market for the ADSs or our shares. We have been approved for listing the ADSs on the New York stock Exchange, or the NYSE, under the symbol "DNK."

         We are an "emerging growth company" under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

         See "Risk Factors" on page 25 to read about factors you should consider before buying the ADSs.

         Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$13.500	US$129,600,000

Underwriting discounts and commissions(1)	US$0.945	US$9,072,000

Proceeds, before expenses, to us	US$12.555	US$120,528,000

(1)
For a description of the compensation payable to the underwriters and certain of our expenses reimbursable by the underwriters, see "Underwriting."

         To the extent that the underwriters sell more than 9,600,000 ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of 1,440,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

         Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to twenty (20) votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon the completion of this offering, we will be a "controlled company" as defined under the NYSE Listed Company Manual because Jing Gao, our co-founder, director and chief executive officer, will beneficially own all of our Class B ordinary shares representing 75.7% of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

         Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC) and Joy Capital, and/or their affiliates that indicated interest in purchasing ADSs in this offering have subscribed for and been allocated by the underwriters 2,222,222 ADSs, 1,850,000 ADSs and 1,330,000 ADSs, respectively, in this offering at the initial public offering price, representing in aggregate 56.3% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. In addition, the strategic investor that indicated interest in purchasing ADSs in this offering has subscribed for and been allocated by the underwriters 1,850,000 ADSs in this offering at the initial public offering price, representing 19.3% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option.

         The underwriters expect to deliver the ADSs against payment in New York, New York on January 22, 2020.

Citigroup	Credit Suisse	J.P. Morgan
(in alphabetical order)
Tiger Brokers

Prospectus dated January 16, 2020

蛋壳公寓
DANKE APARTMENT

Scale & Growth

433K
Number of apartment units operated[1]

13
Tier 1 & Tier 2 cities in China[1]

360%
CAGR[2]

Operational Excellence

0
Storefront

NO.1
Brand[3]

70%+
Recommendation rate[4]

1. As of November 30, 2019.
2. Increase over the three years from December 31, 2015 to December 31, 2018.
3. According to all three authoritative industry publications as identified by iResearch, namely Meadin Academy, CRIC and Ruihe.
4. Percentage of residents surveyed that would recommend our platforms to others, according to a survey conducted by iResearch in August 2019.
5. According to iResearch Report, dated August 28, 2019.

蛋壳公寓
DANKE APARTMENT
Moving
Our mission is to help people live better

        No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

        Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until February 10, 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by iResearch Global Inc., or iResearch, an independent industry research firm, to provide information regarding our industry and our market position in China. We refer to this report, which was dated August 28, 2019, as the iResearch Report.

Our Mission

        Our mission is to help people live better.

Our Business

        We are redefining the residential rental market through technology. We started Danke in 2015 to provide young people with comfortable yet affordable homes. Today, we are one of the largest co-living platforms in China with the fastest growth, according to iResearch. We established operations in 13 cities in China as of September 30, 2019 and have become a major player in each of the 10 cities that we entered into prior to June 30, 2019. We grew the number of apartment units we operated from 2,434 as of December 31, 2015 to 406,746 as of September 30, 2019, a 166-fold increase over less than four years.

Number of apartment units of Danke Apartment (in thousands)

(1)
Increase over the three years and nine months from December 31, 2015 to September 30, 2019.

(2)
CAGR over the three years from December 31, 2015 to December 31, 2018.

        China's residential rental market is expected to nearly double its size from 2018 to reach RMB3.0 trillion in 2023. We see an enormous opportunity within this addressable market, one of the last conventional markets to be touched by technology. China's residential rental market is highly fragmented and inefficient, and one in which both individual property owners and renters suffer from numerous pain points. We provide solutions to both property owners and renters through our innovative "new rental" business model, which is defined by the following features:

  •
  Centralization.  We centrally operate the apartments sourced from property owners and rent them out to our residents.

  •
  Standardization.  We standardize the design, renovation and furnishing of our apartment units, and provide high-quality, reliable one-stop services.

  •
  Online.  Our entire business process is empowered by technology to enable seamless online experience for both property owners and residents. We have had no physical storefront since inception.

(1)
According to a survey conducted by iResearch of China's leading co-living platforms, including us and our peers.

        We operate two branded products, "Danke Apartment ( )" and "Dream Apartment ( )." Danke Apartment has been the primary focus of our business since our inception in 2015. We source and lease apartments from individual property owners on a long-term basis, design, renovate and furnish such apartments in a standardized and stylish manner, and rent them out to individual residents, either as private rooms within an apartment or an entire apartment. Leveraging our experience in operating Danke Apartment, we introduced Dream Apartment in November 2018 to target the large but underserved blue-collar apartment segment. We lease entire buildings or floors in a building, transform them into dormitory-style apartments, and rent them to corporate clients for employee accommodation. For all of our residents, we provide high-quality one-stop services, including cleaning, repair and maintenance, WiFi as well as 24/7 resident support.

        We run Danke like a data science company. As our founders are technology veterans, technology is deeply rooted in our DNA. At the core of our technology system is our proprietary artificial intelligence decision engine, or "Danke Brain," which makes real-time and unbiased decisions based on data analytics to guide each step of our business operations and generate valuable business intelligence. Danke Brain has self-learning capability. It is able to apply what it learns in existing cities and neighborhoods to new cities and neighborhoods, and improves from each transaction and interaction. It reduces our reliance on local expertise, enables higher efficiency and facilitates rapid expansion. Danke Brain is supported by our big data platform, which continually processes and structurizes a massive amount of data with over 100 dimensions. Connecting everything together, our IT infrastructure digitizes our business operation and links all of our employees, property owners, residents and third-party service providers.

        Leveraging our robust technology capabilities, we are able to handle complicated and large-scale business operations. For instance, pricing decisions represent a core competency for a co-living platform, yet pricing is complex due to the heterogeneous nature of apartments, neighborhoods and cities. Our technology system enables us to make tens of thousands of pricing decisions each day with approximately 95% accuracy rate of the estimated lease-out price, without the need to rely on the local expertise of individual agents. We also have strong capabilities to manage the dynamic supply chain through technology. We can effectively manage an extensive network of renovation contractors to simultaneously renovate 50,000 apartment units scattered in thousands of neighborhoods across 13 cities and maintain consistent quality. We use proprietary technologies to achieve precise budgeting, accurate time estimate, and seamless workflow coordination across our supply chain.

        Empowered by our data, technology and apartment network, we have created a vibrant and expanding ecosystem to connect and benefit property owners, residents and third-party service providers. Their interaction forms a virtuous cycle, while also providing us with significant monetization opportunities.

        Our disruptive business model has enabled us to achieve unparalleled growth, operational excellence and customer satisfaction. We are particularly proud of the following achievements, where in each case we ranked the highest amongst our peers, according to iResearch:

(1)
Growth over the three and a half years from December 31, 2015 to June 30, 2019. We achieved 166-fold increase in the number of apartment units we held over the period between December 31, 2015 and September 30, 2019.

(2)
As of June 30, 2019. Our occupancy rate was 87% as of September 30, 2019 and 77.9% as of November 30, 2019.

(3)
Percentage of residents surveyed that would recommend our platforms to others, according to a survey conducted by iResearch in August 2019.

(4)
For the first half of 2019; excluding residents who entered into leases with Aishangzu prior to our acquisition of Aishangzu. The renewal rate of our residents exceeded 50% in each of 2017 and 2018. We improved our ranking among our peers in terms of such renewal rate from the third in 2017 to the first in 2018 and the first half of 2019, according to iResearch. The renewal rate of our residents for the nine months ended September 30, 2019 was 52%.

(5)
For the period between our inception and June 30, 2019; excluding property owners who entered into leases with Aishangzu prior to our acquisition of Aishangzu. The renewal rate of our property owners for the period between our inception and September 30, 2019 was 79%.

        We currently generate revenues primarily from rents and service fees. Our revenues increased by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million (US$374.3 million) in 2018, and by 198.8% from RMB1,673.0 million in the nine months ended September 30, 2018 to RMB4,999.7 million (US$699.5 million) in the nine months ended September 30, 2019.

        We are just taking off. Our business model not only enables us to achieve strong performance, but also places us in a unique position to capture the enormous potential of China's residential rental market.

Our Market Opportunities

        China's residential rental market size reached RMB1.8 trillion in 2018 and is expected to grow to RMB3.0 trillion in 2023, according to iResearch. The residential rental market size of China's tier 1 and tier 2 cities reached RMB1.2 trillion in total in 2018 and is expected to grow to RMB2.0 trillion in 2023.

        The growth in China's residential rental market is mainly driven by the following factors:

  •
  Continued urbanization

  •
  High housing prices, particularly in tier 1 and tier 2 cities

  •
  Changes in young people's consumption habits and lifestyle

  •
  Favorable policies supporting the residential rental market

        Currently most of the residential rental properties in China are still owned and operated by individual property owners. Property owners and renters suffer from numerous pain points, as illustrated below:

Property Owners	Renters
• Upgrade costs	• Affordability
• Maintenance burden	• High search costs
• Inefficient rental process	• Poor housing conditions
• Vacancy risk	• Counterparty risk
• Renter credit risk	• Lack of services

        As a result, there are massive opportunities for co-living platforms that centralize the leasing and operation of rental properties. In particular, affordability is the biggest issue for young renters today, particularly in tier 1 and tier 2 cities. In the conventional residential rental market, the smallest unit available for rent is often an entire apartment, as individual property owners are generally unable or otherwise unwilling to bear the burden and risk of renting out private rooms. Co-living platforms reduce the smallest unit available for rent to a private room, thereby providing an affordable alternative. For instance, Danke enables renters to enjoy substantial savings by offering private rooms at less than half of the price of renting a studio or one-bedroom apartment in the same neighborhood in Beijing in the nine months ended September 30, 2019.

Average Monthly Rent in Beijing

(1)
Average monthly rent for a studio or one-bedroom apartment in the six urban districts of Beijing, namely Haidian, Chaoyang, Dongcheng, Xicheng, Fengtai and Shijingshan.

(2)
Average monthly rent for Danke's private room with shared common space, such as living room, kitchen and bathroom, in the six urban districts of Beijing mentioned above.

Source: iResearch

        Co-living platforms are rapidly gaining popularity in China, benefiting from the sharing economy, online consumption, consumption upgrade and increasing acceptance by property owners. Properties operated by co-living platforms offering standardized renovation, furnishing and services only accounted for approximately 2% of all residential rental properties in China as of December 31, 2018. In the United States and Japan, the percentage of renovated or serviced rental apartments operated by institutions was around 57% and 80%, respectively. This presents an enormous growth potential for co-living platforms in China.

        As co-living platforms achieve scale, they accumulate a large, captive pool of renters to whom value-added services can be provided. Typical renters spend more than ten hours each day at home, and during their stay, they may demand a wide range of services including cleaning, repair and maintenance, laundry, relocation, food delivery, smart home and online insurance, among others. These services represented a nearly RMB2.4 trillion market in China in 2018, according to iResearch.

        We see China's overall residential rental market as our total addressable market and residential rental market in tier 1 and tier 2 cities as our serviceable addressable market. We see the provision of value-added services to renters as an incremental opportunity beyond that presented by the residential rental market.

Our Ecosystem

        We have created a vibrant ecosystem. Our data, technology and apartment network serve as the basis of our ecosystem, which bring in and connect the key stakeholders in our ecosystem — property owners, residents and third-party service providers. The interaction among these stakeholders forms a virtuous cycle which brings benefits to each one of them, while also allowing us to act as a demand aggregator and providing us with significant monetization opportunities. Our ecosystem continues to expand and attract more participants as we scale up.

Our Value Propositions to Property Owners

  •
  Hassle-free process.  We act as a trustworthy, single point-of-contact. Property owners do not need to interact with multiple agents and potential renters. We save them time and money in upgrading their properties and handling trivial requests from residents. We also conduct regular maintenance of apartments and reduce damage risks.

  •
  Stable returns.  We sign long-term leases with property owners, which help them minimize vacancy risks and generate stable long-term income.

Our Value Propositions to Residents

  •
  Affordability.  We offer affordable rental options to our residents. We save them the trouble of subletting by offering quality co-living apartment units.

  •
  Consistent quality.  We renovate all of our apartment units with standardized design and quality, which relieves our residents from concerns about poor housing conditions.

  •
  Hassle-free process.  We serve as a trustworthy, single point-of-contact for our residents. They do not need to deal with multiple agents, property owners or other service providers.

  •
  Best-in-class services.  Our in-house services team delivers one-stop services of high quality and to the satisfaction of our residents.

Our Value Propositions to Third-Party Service Providers

  •
  Large monetization opportunities.  We have a large number of well-educated young residents in our ecosystem with long-term, high-frequency consumption demand, which provides third-party service providers with numerous monetization opportunities.

  •
  Personalization and user stickiness.  We are able to identify specific needs of our residents with our data analytics and help third-party service providers reach and acquire their target users with personalized services. We also create a feedback loop between residents and third-party service providers, and help build valuable customer relationships with increased stickiness.

Our Economics

        We aim to operate our business so that each new apartment unit is accretive to our long-term financial performance. After we sign new leases with the property owners, we need to invest in renovating and furnishing the newly sourced apartment units, which generally takes 17-21 days before they are ready for renting to our residents. Before an apartment unit is filled, we incur leasing cost to the property owner in addition to initial investment, without generating revenues.

        We fill our ready-to-move-in apartment units leveraging our sales and marketing efforts. After we rent out a unit, we start collecting rents and service fees from our resident, generating a recurring stream of revenues and cash flows. At this point, the net cash flows shift from outgoing to incoming. As we generate revenues over each period after the apartment unit is filled, the cumulative incoming cashflow will allow us to recover our initial investment after a certain period of time and start realizing returns from such apartment unit. We refer to the amount of time required to recover the initial capital investment for the apartment units sourced in a given period as payback period. It is calculated as the average cost for renovation and furnishing per unit for such period divided by the average rental spread for such period. From the first quarter of 2017 to the third quarter of 2019, the payback period for the apartment units sourced in each quarter typically ranged between 12 to 20 months. As we expand our scale, we will be able to improve our cost efficiency, further enhance our return and shorten our payback period.

        We typically sign leases for four to six years with property owners to lock in favorable terms and asset exclusivity, and one-year leases with our residents. We are therefore able to lock in stable leasing cost over the terms of the leases with property owners and enjoy potential upside from rent increase on the resident side. In addition, as we introduce more value-added services to our residents, we will continue to increase the overall lifetime value of each of our apartment unit.

        We intend to continue to deploy capital to grow and source new apartment units. Since we are currently in a rapid growth stage, we expect to continue to incur upfront investment for our newly sourced apartment units. As a higher percentage of our apartment units pass their pay-back period over time, we believe that our profitability profile will continue to improve.

Our Strengths

        We believe the following competitive strengths are key drivers of our success and set us apart from our competitors:

Our Strategies

        We intend to further grow our business and reinforce our leading market position by pursuing the following strategies:

  •
  continue to enhance our technological capabilities;

  •
  further expand our scale;

  •
  expand and enhance our product and service offerings;

  •
  promote brand awareness and influence; and

  •
  strengthen and expand our ecosystem.

Our Challenges

        Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties including:

  •
  our limited operating history in a rapidly evolving market;

  •
  our ability to effectively execute our strategies, manage our growth and control our expenses;

  •
  our ability to obtain sufficient capital through financing or other sources on favorable terms in a timely manner;

  •
  our ability to maintain and expand our apartment network, retain existing residents and acquire new residents;

  •
  our ability to compete effectively in the industry we operate;

  •
  our ability to increase the strengths of our brand and reputation;

  •
  our ability to further improve the effectiveness of our technology system; and

  •
  our ability to maintain the quality and safety of our apartments.

        In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

  •
  regulatory risks related to the residential rental market in China;

  •
  risks associated with our control over our consolidated variable interest entities, or consolidated VIEs, in China, which is based on contractual arrangements rather than equity ownership; and

  •
  changes in the political and economic policies of the PRC government.

        We also face other risks and uncertainties that may materially affect our business, financial conditions, results of operations and prospects. You should consider the risks discussed in "Risk Factors" and elsewhere in this prospectus before investing in our ADSs.

Recent Developments

        We have set forth below our selected unaudited financial data for October 2019 and certain operating data for October or November 2019. We have provided the preliminary results described below for the purpose of providing the investors with the most current information that we are able to provide under the time constraints. The below summary of financial data is not a comprehensive statement of our financial results for October 2019 or October 2018. Because our 2019 fiscal year has only recently concluded, we are still in the process of completing our annual financial statements. Therefore, it is possible that normal annual adjustments will be made.

  •
  Revenues.  Our revenues were RMB713.3 million (US$99.8 million) in October 2019, an increase of 124.0% from RMB318.5 million in October 2018. The increase was primarily due to an increase in the number of opened apartment units as a result of the continued expansion of our business.

  •
  Rental cost.  Our rental cost was RMB642.8 million (US$89.9 million) in October 2019, an increase of 146.1% from RMB261.2 million in October 2018. The increase was primarily due to an increase in the number of opened apartment units as we continued to expand our business. Our rental cost as a percentage of our revenues increased from 82.0% in October 2018 to 90.1% in October 2019 primarily because we conducted one-off promotional activities in October 2019.

  •
  Depreciation and amortization.  Our depreciation and amortization were RMB112.5 million (US$15.7 million) in October 2019, an increase of 169.8% from RMB41.7 million in October 2018. The increase was primarily due to an increase in the number of apartment units we renovated and opened.

  •
  Other operating expenses.  Our other operating expenses were RMB64.6 million (US$9.0 million) in October 2019, an increase of 65.2% from RMB39.1 million in October 2018. The increase was primarily due to increased cost of services as we operated more apartment units and increased incentives for apartment sourcing as we incurred additional commissions and lead generation fees in sourcing more apartments.

  •
  Pre-opening expense.  Our pre-opening expense was RMB18.3 million (US$2.6 million) in October 2019, a decrease of 21.5% from RMB23.3 million in October 2018. The decrease was primarily attributable to a lower number of pre-opening apartment units in October 2019 as compared to October 2018 as we strategically sourced a large number of apartment units in the fourth quarter of 2018.

  •
  Sales and marketing expenses.  Our sales and marketing expenses were RMB98.2 million (US$13.7 million) in October 2019, an increase of 82.9% from RMB53.7 million in October 2018. The increase was primarily due to an increase in advertising expenses as we enhanced our advertising efforts and an increase in incentives for apartment renting as we incurred additional commissions and lead generation fees in renting out our apartment units.

  •
  General and administrative expenses.  Our general and administrative expenses were RMB32.2 million (US$4.5 million) in October 2019, an increase of 8.8% from RMB29.6 million in October 2018. The increase was primarily due to the hiring of additional personnel for general corporate functions.

  •
  Technology and product development expenses.  Our technology and product development expenses were RMB17.4 million (US$2.4 million) in October 2019, an increase of 112.2% from RMB8.2 million in October 2018. The increase was primarily due to the expansion of our technology team with additional experienced research and development personnel to develop our technology system and improve our product and service offerings.

  •
  Interest expenses.  Our interest expenses were RMB28.1 million (US$3.9 million) in October 2019, an increase of 47.9% from RMB19.0 million in October 2018. The increase was primarily because we borrowed additional bank loans. To a lesser extent, the increase was attributable to an increase in interest expenses related to rent financing, which was driven by the increase in the number of residents who opted for rent financing as we rented out more apartment units.

  •
  Net loss.  Our net loss was RMB296.6 million (US$41.5 million) in October 2019, as compared to RMB152.9 million in October 2018.

  •
  Adjusted net loss.  Our adjusted net loss, which excludes share-based compensation and incentives for apartment sourcing, was RMB287.3 million (US$40.2 million) in October 2019, as compared to RMB148.5 million in October 2018.

  •
  EBITDA.  Our EBITDA, which represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense), was negative RMB160.2 million (US$22.4 million) in October 2019, as compared to negative RMB96.6 million in October 2018.

  •
  Adjusted EBITDA.  Our adjusted EBITDA, which represents EBITDA before share-based compensation and incentives for apartment sourcing, was negative RMB150.9 million (US$21.1 million) in October 2019, as compared to negative RMB92.1 million in October 2018.

  •
  The number of apartment units we operated as of November 30, 2019 was 432,690.

  •
  Our occupancy rate was 77.9% as of November 30, 2019, as compared to 86.9% as of September 30, 2019. The decrease was primarily due to seasonality and the fact that we adjusted our sales and marketing strategies in the fourth quarter of 2019 which we believe will improve our sales and marketing efficiency in the long run.

  •
  The average revenues per rented-out unit per month for October 2019 were RMB2,064, as compared to RMB2,332 for October 2018. The average leasing cost per unit per month for October 2019 was RMB1,538, as compared to RMB1,602 for October 2018. The slight decreases in both measures were primarily because we expanded our national presence and entered into more tier 2 cities. For the period between January and October 2019, the average revenues per rented-out unit per month were RMB2,143 and the average leasing cost per unit per month was RMB1,561.

        The selected unaudited financial data and operating data above may not be indicative of our financial results for future interim periods or for the full year ended December 31, 2019. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

        The tables below set forth a reconciliation of the non-GAAP financial measures for the periods indicated. See "—Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures" for further explanation.

	The Month Ended October 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Net Loss	(152,944)	(296,572)	(41,492)
Add:
Incentives for apartment sourcing	4,043	8,751	1,224
Share-based compensation	404	518	72

Adjusted Net Loss	(148,497)	(287,303)	(40,196)

	The Month Ended October 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Net Loss	(152,944)	(296,572)	(41,492)
Add:
Depreciation and amortization	41,692	112,466	15,735
Interest expenses	18,978	28,054	3,925
Income tax expense/(benefit)	—	—	—
Subtract:
Interest income	4,311	4,102	574

EBITDA	(96,585)	(160,154)	(22,406)

Add:
Incentives for apartment sourcing	4,043	8,751	1,224
Share-based compensation	404	518	72

Adjusted EBITDA	(92,138)	(150,885)	(21,110)

Our History and Corporate Structure

        We commenced our operations in China through Zi Wutong (Beijing) Asset Management Co., Ltd, or Zi Wutong, in January 2015. In June 2015, we incorporated Phoenix Tree Holdings Limited under the laws of Cayman Islands, which became our ultimate holding company through a series of transactions. In March 2019, we acquired 100% equity interest in Hangzhou Aishang Danke Technology Co., Ltd., or Aishangzu, a residential rental apartment operator that primarily operated in Hangzhou, through our wholly-owned subsidiary, Qing Wutong Co., Ltd. We primarily operate our business through our subsidiaries, consolidated VIEs and their subsidiaries in China.

        The following diagram illustrates our corporate structure with our principal subsidiaries and consolidated VIEs and their subsidiaries as of the date of this prospectus. Unless otherwise indicated, equity interests depicted in this diagram are held as to 100%. The relationships between Xiaofangjian (Shanghai) Information Technology Co., Ltd., or Xiaofangjian, and each of our consolidated VIEs, namely Zi Wutong, and Yishui (Shanghai) Information Technology Co., Ltd., or Yishui, and their shareholders, as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
Our co-founders, Jing Gao and Yan Cui, each holds 57% and 43% equity interest in Zi Wutong, respectively.

(2)
Our co-founders, Jing Gao and Yan Cui, each holds 67% and 33% equity interest in Yishui, respectively.

(3)
Qing Wutong holds, directly and indirectly, 70%, 60% and 51% of equity inetest in Xi'an Daoyi Tongxiang Enterprise Management Consulting Co., Ltd., Beijing Baijiaxiu Commerce Co., Ltd. and Hangzhou Jianxin Aishangzu Dwelling Service Co., Ltd., respectively.

Our Corporate Information

        Our principal executive offices are located at Room 212, Chao Yang Shou Fu, 8 Chao Yang Men Nei Street, Dongcheng District, Beijing, People's Republic of China. Our telephone number at this address is +86-10-5717-6925. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

        Our main website is www.danke.com. The information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, related to the assessment of the effectiveness of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer and a Controlled Company

        We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the NYSE corporate governance standards applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We intend to continue to follow our home country's corporate governance practices as long as we remain a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to NYSE corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

        Upon the completion of this offering, we will be a "controlled company" as defined under the NYSE Listed Company Manual because Jing Gao, our co-founder, director and chief executive officer, will beneficially own all of our Class B ordinary shares representing 75.7% of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Under the NYSE Listed Company Manual, a "controlled company" may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the "controlled company" exemptions with respect to our corporate governance practice after we complete this offering.

Conventions That Apply to This Prospectus

        Unless we indicate otherwise, references in this prospectus to:

  •
  "accuracy rate" are to a percentage rate which equals one minus mean absolute percentage error, or MAPE. MAPE is a statistical measure which represents the average percentage deviation of the estimated lease-out price calculated by Danke Brain from the actual lease-out price;

  •
  "ADSs" are to our American depositary shares, each of which represents ten Class A ordinary shares, and "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "apartment unit" or "unit" are to our smallest rental unit, which could be an entire apartment or a private room with separate digital door lock within an apartment that we rent to individual residents under Danke Apartment;

  •
  "average cost for renovation and furnishing per unit" are to total renovation and furnishing cost for a given period divided by the net addition of apartment units opened in such period;

  •
  "average leasing cost per unit per month" are to leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days we operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month);

  •
  "average rental spread" are to the average revenues per rented-out unit per month less the average leasing cost per unit per month;

  •
  "average revenues per rented-out unit per month" are to the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days we rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month);

  •
  "CAGR" are to compound annual growth rate;

  •
  "co-living platform" are to an apartment rental platform operated by an institution that centralizes the leasing and operating of apartments sourced from property owners, renovates and furnishes such apartments, rents them out and provides services to renters;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

  •
  "occupancy rate" are to the number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date;

  •
  "opened apartment units" are to apartment units which have been renovated and furnished and have achieved ready-to-move-in status;

  •
  "OEMs" are to original equipment manufacturers that we cooperate with to manufacture our self-designed furniture;

  •
  "online platform" are to our official website www.danke.com, our mobile apps and mini programs on Wechat, Alipay and Baidu;

  •
  "payback period" are to the amount of time required to recover the initial capital investment for the apartment units sourced in a given period. It is calculated as the average cost for renovation and furnishing per unit for such period divided by the average rental spread for such period;

  •
  "pre-opening" are to the status of in-between the effective date of the lease with the property owner and the date when the relevant apartment units achieve ready-to-move-in status;

  •
  "renewal rate of our residents" are to the percentage of residents who choose to renew their lease with us or rent another apartment unit from us after the expiration of the original lease;

  •
  "renewal rate of property owners" are to the percentage of property owners who choose to renew their lease with us after the expiration of the original lease;

  •
  "resident" are to an individual who stays in Danke Apartment or Dream Apartment;

  •
  "RMB" or "Renminbi" are to the legal currency of China;

  •
  "shares" or "ordinary shares" are to our ordinary shares, par value US$0.00002 per share;

  •
  "tier 1 and tier 2 cities" are to Beijing, Shanghai, Guangzhou, Shenzhen, Changchun, Changsha, Changzhou, Chengdu, Chongqing, Dalian, Dongguan, Foshan, Fuzhou, Guiyang, Ha'erbin, Hangzhou, Hefei, Jinan, Kunming, Nanjing, Nanchang, Nanning, Ningbo, Qingdao, Quanzhou, Shenyang, Shijiazhuang, Suzhou, Taiyuan ,Tianjin, Wenzhou, Wuhan, Wuxi, Xi'an, Xiamen, Zhengzhou and Zhuhai;

  •
  "US$," "U.S. dollars," or "dollars" are to the legal currency of the United States; and

  •
  "we," "us," "the Company," "our company," and "our" are to Phoenix Tree Holdings Limited, its subsidiaries and its consolidated VIEs and their respective subsidiaries, as the context requires.

        Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our 2017 stock incentive plan and (ii) assumes that the underwriters will not exercise the over-allotment option to purchase additional ADSs.

        This prospectus contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

 THE OFFERING

Price per ADS	US$13.50 per ADS.
ADSs Offered by Us	9,600,000 ADSs
ADSs Outstanding Immediately After This Offering	9,600,000 ADSs (or 11,040,000 ADSs if the underwriters exercise in full the over-allotment option).
Ordinary Shares Outstanding Immediately After This Offering

1,579,796,852 Class A ordinary shares and 246,000,000 Class B ordinary shares (or 1,594,196,852 Class A ordinary shares and 246,000,000 Class B ordinary shares if the underwriters exercise the over-allotment option in full), excluding (i) 176,602,914 Class A ordinary shares issuable upon the exercise of outstanding options and 97,624,007 Class A ordinary shares reserved for future issuance under our 2017 stock incentive plan as of the date of this prospectus and (ii) 230,000,000 Class A ordinary shares reserved for future issuance under our 2019 equity incentive plan, which will become effective upon the completion of this offering.

The ADSs	Each ADS represents ten Class A ordinary shares.

The depositary or its nominee will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares upon the completion of this offering. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically converted into the equivalent number of Class A ordinary shares. See "Description of Share Capital" for more information.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,440,000 additional ADSs at the initial public offering price less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$116.5 million from this offering, or approximately US$134.5 million if the underwriters exercise in full the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering as follows:

• up to approximately US$60.0 million for expanding our scale, including sourcing and renovating additional apartment units;
• up to approximately US$35.0 million for enhancing our technological capabilities; and

•

the balance for general corporate purposes, including branding and marketing, and potential acquisitions and investments (although we are not currently negotiating any such acquisitions or investments).

See "Use of Proceeds" for more information.
Lock-up

We, our directors, executive officers and our existing shareholders holding more than 98% of our total equity interest have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise with the prior written consent of the representatives of the underwriters. See "Shares Eligible for Future Sale" and "Underwriting."

Risk Factors

See "Risk Factors" and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Listing	We have been approved for listing our ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
NYSE Trading Symbol	DNK.
Payment and settlement	The underwriters expect to deliver the ADSs against payment on January 22, 2020, through the facilities of the Depository Trust Company, or DTC.
Depositary	Citibank, N.A.

        The total number of ordinary shares that will be outstanding immediately after this offering will be 1,579,796,852 Class A ordinary shares and be 246,000,000 Class B ordinary shares, which is based upon (i) the conversion and re-designation of all of the issued and outstanding 1,448,506,852 preferred shares into 1,448,506,852 ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (ii) the creation of an additional 47,500,000,000 ordinary shares, to rank pari passu in all respects with the existing ordinary shares, such that following such increase, the total number of authorized shares of our company is 50,000,000,000; (iii) the reorganization and re-classification of 246,000,000 ordinary shares held by YIHAN HOLDINGS LIMITED into 246,000,000 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the reorganization and re-classification of all of the remaining ordinary shares (including the ordinary shares resulting from the conversion of the preferred shares) into 49,754,000,000 Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v) 96,000,000 Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes:

  •
  176,602,914 Class A ordinary shares issuable upon the exercise of outstanding share options under our 2017 stock incentive plan;

  •
  97,624,007 Class A ordinary shares reserved for future issuance under our 2017 stock incentive plan; and

  •
  230,000,000 Class A ordinary shares reserved for future issuance under our 2019 equity incentive plan, which will become effective upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated statements of comprehensive loss data and summary consolidated statements of cash flows data for the years ended December 31, 2017 and 2018 and summary consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The following summary consolidated statements of comprehensive loss data and summary consolidated statements of cash flows data for the nine months ended September 30, 2018 and 2019 and summary consolidated balance sheets data as of September 30, 2019 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our consolidated financial statements.

        Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues	656,782	2,675,031	374,251	1,673,002	4,999,740	699,489
Operating expenses:
Rental cost	(511,697)	(2,171,755)	(303,840)	(1,300,709)	(4,450,199)	(622,606)
Depreciation and amortization	(98,984)	(373,231)	(52,217)	(227,339)	(790,357)	(110,575)
Other operating expenses	(46,456)	(295,141)	(41,292)	(187,436)	(552,859)	(77,348)
Pre-opening expense	(62,119)	(270,399)	(37,830)	(181,292)	(186,344)	(26,070)
Sales and marketing expenses	(80,991)	(471,026)	(65,899)	(287,881)	(793,722)	(111,046)
General and administrative expenses	(49,960)	(203,847)	(28,519)	(129,307)	(395,766)	(55,370)
Technology and product development expenses	(25,194)	(110,954)	(15,523)	(71,281)	(143,601)	(20,091)

Operating loss	(218,619)	(1,221,322)	(170,869)	(712,243)	(2,313,108)	(323,617)
Interest expenses	(55,013)	(163,357)	(22,854)	(101,906)	(252,981)	(35,393)
Loss before income taxes	(271,636)	(1,369,637)	(191,618)	(812,884)	(2,518,387)	(352,336)
Income tax benefit (expense)	112	(112)	(16)	(112)	2,167	303

Net loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)

Net loss per share
—Basic and diluted	(2.55)	(7.95)	(1.11)	(4.89)	(11.40)	(1.60)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	111,848,958	185,677,083	185,677,083	176,692,708	242,698,917	242,698,917

Summary Consolidated Balance Sheets Data

	As of December 31,
	2017	2018		As of September 30, 2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Total current assets	473,884	3,155,228	441,433	2,974,428	416,135
Total non-current assets	660,862	2,674,383	374,159	4,700,004	657,556
Total assets	1,134,746	5,829,611	815,592	7,674,432	1,073,691
Total current liabilities	1,160,879	4,582,077	641,055	7,434,964	1,040,189
Total non-current liabilities	199,601	234,185	32,764	226,489	31,687
Total liabilities	1,360,480	4,816,262	673,819	7,661,453	1,071,876
Total mezzanine equity	140,661	2,859,632	400,077	4,758,577	665,749
Total shareholders' deficit	(366,395)	(1,846,283)	(258,304)	(4,745,598)	(663,934)

Summary Consolidated Statements of Cash Flows Data

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash used in operating activities	(114,578)	(1,164,248)	(162,884)	(697,813)	(1,629,289)	(227,945)
Net cash used in investing activities	(489,282)	(1,324,021)	(185,237)	(502,153)	(1,668,826)	(233,478)
Net cash provided by financing activities	822,440	4,692,659	656,527	2,151,819	3,081,858	431,168
Net increase (decrease) in cash and restricted cash	212,470	2,251,532	315,001	1,023,885	(167,746)	(23,468)
Cash and restricted cash at the beginning of the period	1,532	214,002	29,940	214,002	2,465,534	344,941
Cash and restricted cash at the end of the period	214,002	2,465,534	344,941	1,237,887	2,297,788	321,473

Non-GAAP Financial Measures

        We use EBITDA, adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and income that we include in net loss. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        EBITDA represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense).

        Adjusted EBITDA represents EBITDA before share-based compensation and incentives for apartment sourcing. Adjusted net loss represents net loss before share-based compensation and incentives for apartment sourcing. Incentives for apartment sourcing consist of commissions and lead generation fees related to apartment sourcing. We pay commissions and lead generation fees upfront when the relevant apartment is sourced and amortize such cost on a straight-line basis over the term of the lease with the property owner, which is generally four to six years. Share-based compensation represents compensation expenses in connection with the restricted shares granted to our co-founders. Share-based compensation used in the calculation of the adjusted EBITDA and adjusted net loss represents compensation expenses in connection with the issuance of restricted shares to our co-founders. It does not, however, include the share-based compensation in connection with the repurchase in cash in January 2019 of the share options previously granted to certain employees.

        The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

        The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)
Add:
Depreciation and amortization	98,984	373,231	52,217	227,339	790,357	110,575
Interest expenses	55,013	163,357	22,854	101,906	252,981	35,393
Income tax expense/(benefit)	(112)	112	16	112	(2,167)	(303)
Subtract:
Interest income	831	20,226	2,830	6,449	47,702	6,674

EBITDA	(118,470)	(853,275)	(119,377)	(490,088)	(1,522,751)	(213,042)

Add:
Incentives for apartment sourcing	7,655	31,077	4,348	18,536	57,303	8,017
Share-based compensation	8,569	5,808	813	4,393	4,511	631

Adjusted EBITDA	(102,246)	(816,390)	(114,216)	(467,159)	(1,460,937)	(204,394)

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)
Add:
Incentives for apartment sourcing	7,655	31,077	4,348	18,536	57,303	8,017
Share-based compensation	8,569	5,808	813	4,393	4,511	631

Adjusted Net Loss	(255,300)	(1,332,864)	(186,473)	(790,067)	(2,454,406)	(343,385)

Key Operating Metrics

        We regularly review a number of key operating metrics to evaluate our business and measure our performance, which are set forth in the table below.

	As of December 31,			As of September 30,
	2016	2017	2018	2018	2019
Number of cities in which we operated	3	6	9	9	13
Number of apartment units we operated:
Pre-opening apartment units(1)	633	3,510	27,007	11,235	14,835
Opened apartment units(2)	12,866	48,671	209,413	152,809	391,911

Total	13,499	52,181	236,420	164,044	406,746

Number of apartment units we operated:
Beijing, Shanghai and Shenzhen	13,499	46,472	152,630	114,519	213,866
Other cities	0	5,709	83,790	49,525	192,880

Total	13,499	52,181	236,420	164,044	406,746

(1)
Represent apartment units that are within the pre-opening period.

(2)
Represent apartment units that achieve ready-to-move-in status, including those rented out and to be rented out.

	Year Ended		Nine Months Ended September 30,
	2017	2018	2018	2019
	(in RMB)
Average revenues per rented-out unit per month(1)	2,439	2,352	2,408	2,155
Average leasing cost per unit per month(2)	1,718	1,637	1,656	1,564

(1)
Represents the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days we rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

(2)
Represents leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days we operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

	As of December 31,		As of September 30,
	2017	2018	2018	2019
Occupancy rate(1)	85.8%	76.9%	82.9%	86.9%

(1)
Represents the aggregate number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date.

	As of December 31,		As of September 30,
	2017	2018	2019
Revenue Backlog (in RMB thousands)(1)(2)	749,377	2,365,982	5,478,881

(1)
Represents total rents, service fees and utility charges to be recognized as our revenues under our leases with residents and corporate clients existing as of the date specified, assuming all of these leases will be performed to the end of their terms and not renewed.

(2)
The continuous increase in revenue backlog from 2017 to 2018 and further to the nine months ended September 30, 2019 was primarily driven by the rapid expansion of our apartment network.

RISK FACTORS

        An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history in a rapidly evolving market, which makes it difficult to evaluate our results of operations and future prospects. In particular, our historical growth may not be indicative of our future growth.

        We commenced operations in January 2015 and have a limited operating history. We operate in China's residential rental market, which is a rapidly evolving market, and have experienced rapid growth. Our total revenues increased significantly by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million (US$374.3 million) in 2018, and increased by 198.8% from RMB1,673.0 million in the nine months ended September 30, 2018 to RMB4,999.7 million (US$699.5 million) in the nine months ended September 30, 2019. The number of apartment units we operated increased from 2,434 as of December 31, 2015 to 236,420 as of December 31, 2018, representing a CAGR of 359.7%. This number further increased to 406,746 as of September 30, 2019. However, our strong historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. For instance, we expect our revenue growth in the fourth quarter of 2019 to be modest compared with our growth in prior quarters. This is primarily because we adjusted our sales and marketing strategies in the fourth quarter of 2019 which we believe will improve our sales and marketing efficiency in the long run. Our growth rates may decline for a number of possible reasons, some of which are beyond our control, including decreasing disposable income, increasing competition, declining growth of China's residential rental market, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. In addition, we operate under an innovative "new rental" business model, which may not develop as we expect. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors' perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline.

If we fail to effectively execute our strategies, manage our growth or control our expenses, our business, results of operations, financial condition and prospects could be harmed.

        Our business growth depends on our ability to effectively execute our expansion strategies and increase the number of apartment units we operate. There can be no assurance that we will be able to source more apartments from additional property owners to expand our apartment network in our existing cities and new cities, or that the existing property owners will renew their leases with us at the expiration of the lease terms. Failure to maintain or expand our apartment network would restrict our growth, and materially and adversely affect our business, results of operations and financial condition.

        Our ability to retain existing residents and attract new residents in a cost-effective and timely manner is also critical to our growth as we generate revenues primarily from the rents and service fees we charge our residents. Our existing residents may not continue to lease our apartment units if we fail to provide satisfactory residential experience. We may also lose our existing residents due to reasons beyond our control, such as changes in our residents' personal or financial condition or lower rents offered by our competitors or individual property owners. In addition, we may not be successful in attracting new residents if we fail to provide attractive apartment units at reasonable prices or expand our service offerings to meeting their evolving needs. If we fail to maintain or expand our resident base, our business, results of operations and financial condition would be materially and adversely affected.

        In addition, our rapid growth will place significant demand on our management, operational and financial resources. We expect our costs and expenses to continue to increase in the future as we increase the number of apartments we operate, serve more property owners and residents, upgrade our renovation and furnishing solutions and provide new services. In addition, our operating expenses, such as our labor-related expenses and sales and marketing expenses, have grown rapidly as we expanded our business, and we expect to continue to incur increasing operating expenses to support our anticipated future growth. To manage our growth and expansion, we also plan to continue to invest in our technology infrastructure to further increase our operational efficiency. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with stakeholders in our ecosystem, including property owners, residents and third-party service providers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational, technological and financial resources from our existing business operations, or we may fail to implement our growth strategies, which could adversely affect our business, results of operations, financial condition and prospects.

We have incurred net loss and negative cash flow from operating activities in the past, and we may continue to experience losses and negative cash flow from operating activities in the future.

        We incurred net losses of RMB271.5 million, RMB1,369.7 million (US$191.6 million) and RMB2,516.2 million (US$352.0 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively. We had negative cash flow from operating activities of RMB114.6 million, RMB1,164.2 million (US$162.9 million) and RMB1,629.3 million (US$227.9 million) in the same periods respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability and generate positive cash flow from operating activities will depend in large part on our ability to, among other things, expand our apartment network, increase the number of our residents, maintain healthy occupancy rate and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest heavily for the foreseeable future in expanding our apartment network, improving the quality of our apartments, expanding our service offerings and developing our technology system to support our growth. These expenditures might make it difficult for us to achieve profitability or generate positive cash flow from operating activities, and we cannot predict whether we will be able to do so in the near term or at all. We also expect to incur additional sales and marketing expenses and general and administrative expenses as we grow. Our operating expenses and other expenses may be greater than we anticipate, and our investments to make our business and our operations more efficient may not be successful. We may be unable to achieve profitability and may face challenges in managing our cash flows.

Our business requires significant capital to expand our apartment network and renovate and furnish our apartments. Inability to obtain capital through financing or other sources on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.

        We need significant capital to make continued investments in various aspects of our business operations in order to remain competitive. We generally incur substantial upfront capital outlay before we start to generate revenues on the relevant apartments. This includes capital outlay for sourcing and leasing apartments from property owners and renovation and furnishing of the apartments as necessary to make them suitable for lease-out to residents. We also incur ongoing expenditures in repair, maintenance, cleaning and other services, including but not limited to repair or replacement of furniture, fixtures and appliances and making other leasehold improvements. If we are unable to obtain capital through financing or other sources on favorable terms and in a timely manner, we may be unable to expand as planned or maintain consistent quality of our apartments. As a result, we may lose market share to our competitors and our occupancy rates may decline, which would materially and adversely affect our business, results of operations, financial condition and growth prospects.

        Currently, significant sources of our capital include upfront payment from financial institutions in connection with rent financing and advance from our residents. As of December 31, 2017, 2018 and September 30, 2019, we had upfront payment from financial institutions of RMB937.6 million, RMB2,127.0 million (US$297.6 million) and RMB3,105.7 million (US$434.5 million), respectively, and advance from our residents of RMB105.7 million, RMB279.5 million (US$39.1 million) and RMB794.3 million (US$111.1 million), respectively. 91.3%, 75.8% and 67.9% of the residents who had valid leases with us in 2017, 2018 and the nine months ended September 30, 2019 had rent financing arrangements with us in the respective periods indicated. We will need to return the upfront payment for the remaining lease terms to the financial institutions or relevant residents, as applicable, in the event of early termination of the leases or defaults by the residents on loan repayment. In 2017, 2018 and the nine months ended September 30, 2019, the total amount of upfront payment that we returned to financial institutions in the event of early termination of the leases or defaults by the residents on loan repayment was RMB436.6 million, RMB1,757.1 million (US$245.8 million) and RMB1,759.4 million (US$246.1 million), respectively. We were able to re-rent the relevant apartment units and generate working capital in a relatively short time frame, thus minimizing adverse impact on our liquidity. However, if we are required to return a significant portion of the upfront payment within a short time period, there will be constraints on our working capital and we may need to seek alternative sources of capital, which may not be available. In addition, we cannot assure you that we will be able to continue to obtain significant capital through rent financing. For instance, the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which became effective on December 13, 2019, requires that a residential rental company, such as us, shall make sure that the amount of payment it receives through rent financing does not exceed 30% of the rental income of such company by the end of 2022. See "Regulation—Regulations on Real Estate Leasing Services—General Regulations on Housing Leasing." While we plan to reduce such ratio to below 30% by the end of 2021, we cannot assure you that we would be able to meet the requirement of the Opinion within the required timeframe or that our business operations, cash flow or financial condition would not be negatively affected.

        There can be no assurance that we will be able to obtain capital through financing or other sources on favorable terms in a timely manner, or at all. For example, while we are exploring various other types of financing such as supply chain financing, we cannot assure you that we will be able to secure such financing or reach an agreement on financing terms with banks or other relevant parties due to reasons beyond our control, such as economic recession or tightening of credit market. If debt financing is not available, we may need to raise additional funds through issuance of equity securities, in which case the ownership interests of our shareholders could be significantly diluted, and the newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. Furthermore, we may not be able to raise funds through issuance of equity securities if at all.

The lease term with property owners is longer than the lease term with residents and corporate clients, which subjects us to risk of fluctuations in market rent and vacancy risk, and could adversely affect our business, financial condition and results of operations.

        The long-term nature of our leases with our property owners and the relatively shorter terms of our leases with our residents or corporate clients, may subject us to certain risks. For Danke Apartment, we generally enter into four- to six-year leases with property owners and one-year leases with residents. For Dream Apartment, we typically sign leases on a ten-year term with property owners and leases on one- or two-year term with corporate clients. Due to the mismatch between the lease terms with property owners, on the one hand, and residents or corporate clients, on the other hand, our revenues may be materially and adversely affected if a decline in market rental rates renders us unable to rent out our apartments to our residents or corporate clients at rental rates higher than what we pay to the property owners. Additionally, since the lease terms of our residents and corporate clients are shorter than those of the property owners, we may be subject to vacancy risk if our residents or corporate clients do not renew their leases or if we fail to find new residents or corporate clients to cover the remainder of the lease terms of our leases with the property owners. We may also need to incur sales and marketing expenses to acquire succeeding residents or corporate clients.

Some of our apartments employ the N+1 model, which may be viewed as not in compliant with existing regulations and may violate new laws, regulations or policies.

        Pursuant to the Administrative Measures on Leasing of Commodity Housing, or the Administrative Measures, issued by the Ministry of Housing and Urban-Rural Development, or MOHURD, a residential rental unit for lease shall not be smaller than an individual room under the original design. In the event of non-compliance, competent government authorities may force the relevant person to restore the property to its original condition and may impose a fine ranging from RMB5,000 to RMB30,000 for any such violation. In addition, according to the Real Estate Brokerage Management Methods, real estate brokerage entities and brokers are prohibited from modifying the structure of residential rental properties for leasing purpose. Competent government authorities may impose a fine of RMB30,000 on the real estate brokerage entities and RMB10,000 on the real estate brokers for any such violation and may force the relevant entity or broker to restore the property to its original condition.

        We convert some of the apartment units we operate from living rooms, which is known as the "N+1 model." Although we take measures to make sure that such apartment units comply with the requirements for the minimum per capita floor area imposed by the relevant local governments, it is uncertain whether the Administrative Measures or the Real Estate Brokerage Management Methods can be interpreted as prohibiting the N+1 model. In 2017, the Ministry of Commerce proposed the Administrative Regulations on House Leasing and Sale (Consultation Draft), or the Consultation Draft, which provides that living rooms can be partitioned for leasing purposes as long as certain requirements are met. However, such Consultation Draft has not been adopted yet. Due to the ambiguity of the relevant provisions under the Administrative Measures and the Real Estate Brokerage Management Methods and lack of clear guidance from MOHURD, local governments may have different interpretations of these provisions. We cannot assure you that any such local government will not interpret these provisions in a manner that renders our N+1 model non-compliant. For instance, we were fined for operating some apartment units under the N+1 model and requested to restore such apartment units to original conditions by the local government authorities in Beijing. In addition, local governments in the cities where we operate or may operate in the future may issue new rules that prohibit or restrict our N+1 model. If we were deemed to have violated laws, regulations and policies prohibiting the N+1 model, we might be subject to penalties and might be required to restore the non-compliant apartment units to original conditions and relocate the residents staying in such apartment units. We might even need to adjust our business model, which would have a material and adverse effect on our business, results of operations, financial condition and growth prospects.

The residential rental market is highly competitive, and we face competition in several major aspects of our business. If we fail to compete successfully against our current or future competitors, our business, results of operations, financial condition and prospects may be materially and adversely affected.

        We face strong competition in our business. Our competitors include, among others, (i) other co-living platforms, (ii) traditional real estate agents, (iii) real estate developers that rent out their own properties and (iv) hotel and serviced apartment operators. With the influx of new entrants and the expansion of current participants, we expect competition in our industry to continue and intensify, which could harm our ability to increase revenues and attain or sustain profitability. The aspects of our business where we face competition include competition in acquiring and retaining property owners and residents, provision of attractive apartments and services, and advertising and marketing activities. Some of our competitors have more resources and longer operating history or are better capitalized than us. Our competitors may successfully attract residents with cheaper apartments in more convenient locations, better incentives, amenities and value-added services, which could adversely affect our ability to obtain quality residents and rent out our apartment units on terms that are favorable to us. In addition, our competitors may have better access to property owner and resident information, which helps them identify and acquire quality apartment and residents more quickly.

        Competition may result in fewer apartments available to us, higher rental rates to be paid by us to property owners, and difficulties in acquiring and retaining residents. We may be required to spend additional resources to further enhance our brand recognition and promote our services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image.

We are highly dependent on our technology system. Our technology system may contain undetected errors or ineffective algorithm, or may experience unexpected system failure, interruption, inadequacy, security breaches or cyber-attacks. Our reputation, business and results of operations may be materially harmed by service disruptions or by our failure to timely and effectively upgrade and our existing technology and infrastructure.

        Our business relies heavily on our technology system, including our proprietary artificial intelligence decision engine—Danke Brain, our big data platform and IT infrastructure, which work seamlessly together as the backbone of our business. We are highly dependent on the ability of such technology system to process and manage immense amounts of data and make decisions to guide each step of our operational process. Our technology system may contain undetected error or bugs or ineffective algorithm, which may result in inaccurate estimate or decisions and thus materially and adversely affect our business, financial condition and results of operations. For example, we rely on Danke Brain to estimate rental price for our residents, renovation cost and the deal terms we offer to property owners. If Danke Brain makes any mistake in making such estimate and calculations, we may offer pricing terms that are less favorable to us or incur unnecessary cost, which would have a negative impact on our results of operations and financial condition. In addition, we derive valuable insights from Danke Brain in planning our city-level and neighborhood-level expansion. Any inaccurate analytics by Danke Brain could result in failures of our expansion strategies.

        We have benefited from the fact that the type of proprietary technology system equivalent to which we employ has not been widely available to our competitors. If our technology becomes widely available to our current or future competitors for any reason, our operating results may be adversely affected. Also, any adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. Additionally, to keep pace with changing technologies and residents demands, we should correctly interpret and address market trends and enhance the features and functionality of our technology system in response to these trends, which may lead to significant research and development costs. We may be unable to accurately determine the needs of our residents or the trends in the residential rental market or to design and implement the appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our products and services and a corresponding decrease in our revenues. We may not be able to keep up with rapid changes of technology, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future.

        Our technology infrastructure may encounter disruptions or other outages caused by problems or defects in our technology system, such as malfunctions in software or network overload. Our technology infrastructure may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error or other accidents. Despite of any precautionary measures we may take, the occurrence of unanticipated problems that affect our technology infrastructure could result in interruptions in the availability of our services. It may be difficult for us to respond to such interruptions in a timely manner, or at all. Such interruptions would damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and cause our customers to seek alternative solutions. Furthermore, our physical infrastructure is also vulnerable to damages from fires, floods, earthquakes and other natural disasters, power loss and telecommunication failures. Any network interruption or inadequacy that causes interruptions to our operations, or failure to maintain the network and server or solve such problems in a timely manner, could reduce our customer satisfaction, which in turn could adversely affect our reputation, business and financial condition.

Our failure to maintain the quality and safety of our apartments could damage our brand image and negatively affect our results of operations.

        Under the relevant PRC laws, regulations and technical standards, we are required to ensure that our apartments meet certain environmental standards, including the air quality and environmental protection standards for preventing the indoor environmental hazards generated by construction materials and decorative building materials. We may also be required to comply with various fire, health, life-safety and similar laws and regulations. We may be subject to civil liabilities or administrative penalties for our failure to comply with environmental, construction, fire or other laws or regulations. In addition, under the PRC laws, if the leased residential property imposes a threat to the safety or health of the resident, the resident is entitled to terminate the lease at any time. Although we have taken measures to avoid environmental and fire hazards, including testing air quality after renovation and taking fire precaution measures, we cannot assure you that our residents will not raise any health or safety claims. In addition, we cannot assure you that future laws, ordinances or regulations will not impose more stringent environmental or fire safety requirement or that the current environmental condition of our apartments will not be affected by the activities of residents, existing conditions of the land, operations in the vicinity of the apartments or the activities of unrelated third parties.

        Moreover, although we have taken measures to protect the safety of our residents, including installing each apartment unit with digital door lock and conducting background check of our residents before signing leases with them, there could still be safety incidents, particularly in apartments in which the private rooms are rented to different residents. Personal injuries or property losses suffered by our residents or other disputes between our residents or between our residents and other third-parties could expose us to legal liability, harm our reputation, result in resident attrition and adversely affect our business and results of operations.

Our business is dependent on the strengths of our brand and reputation. If we fail to maintain or enhance our brand and reputation as a result of our actions or the actions of third parties, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

        Our business and financial performance depends on the strength and the market acceptance of our brand. We have established a strong brand name and reputation in China. Any loss of trust in our products and services could harm the value of our brand, which could materially reduce our revenues and profitability. From time to time, we organize marketing campaigns and work with media partners to promote our brand and our products and service offerings, which may cause us to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the promotional effect we expect.

        Our brand and reputation are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, perceptions of conflicts of interest, complaints made by our residents and market rumors, among other things, could substantially damage our reputation, even if they are baseless or fully addressed. For instance, to protect the safety of our residents, we conduct background check of potential residents who seek to rent our apartment units and may refuse to rent our apartment units to certain potential residents, which may lead to potential disputes or complaints, and may in turn harm our brand and reputation. Our brand and reputation could also be harmed by the unauthorized, illegal or immoral conduct of our employees, dispatched workers or third-party service providers we collaborate with.

        In addition, any negative media publicity about our platform or our industry in general may also negatively impact our brand and reputation. If we are unable to maintain our reputation, enhance our brand recognition or promote our product and service offerings, or if we incur excessive expenses in this effort, our business and growth prospects may be materially and adversely affected.

Early termination or breach of the leases by a significant number of property owners may negatively affect our business, financial condition and results of operations.

        Property owners may terminate the lease agreements with us before the end of their terms for various reasons. If the lease with a property owner is terminated before expiration or if a property owner breaches the lease, making the apartment no longer available, we would have to terminate our lease with the relevant resident or corporate client. For Danke Apartment, we will need to return the balance of the upfront payment to such resident or to the financial institution that provide rent financing to such resident, as the case may be, which would negatively affect our cash flow. Alternatively, we would facilitate the resident to relocate to our other apartment unit. In either way, we may incur additional costs and expenses and may cause resident dissatisfaction. In addition, although our leases generally provide that property owners shall pay a penalty to both us and our residents or corporate clients for early termination and also compensate us for pro rata renovation cost, the penalty and compensation may not be sufficient to cover our loss or may be lowered if the court deems the penalty prescribed under our lease agreements to be unfair. There can be no assurance that we are able to receive fair compensation for our losses, and our business, results of operations and financial condition would be materially and adversely affected if a significant number of our property owners seek early terminations.

If our residents or corporate clients seek early termination of their leases or fail to meet their obligations under their leases, our business, results of operations and financial condition may be materially and adversely affected.

        Our residents or corporate clients may seek early termination of their leases or fail to meet their obligations in connection with the leases. For example, residents or corporate clients may default on rental payments or residents may default on repayment of rental installment loans. If a resident defaults on his/her payment obligations and fails to cure the default within the applicable grace period, we may terminate the lease and repossess the apartment pursuant to the lease and relevant PRC laws. We also need to return prepaid rents to the relevant resident or financial institution, as applicable, which might have negative impact on our cash flow. Similarly, if a corporate client defaults on its rental payment and fails to cure the default within the applicable grace period, we have the right to terminate the lease and repossess the apartment. In the event of lease breach or early termination, we may not be able to find a new resident or corporate client to fill the vacancy in a timely manner, under the same terms or at all, and the security deposit or penalty of the defaulting resident or corporate client may not be sufficient to cover our losses for the period in between the leases. Our business, results of operations and financial condition would be adversely affected if a significant number of our residents or corporate clients seek early termination nor fail to meet their obligations in connection with the lease.

        In addition, residents may use our apartments for illegal purposes or engage in illegal activities in our apartments, damage or make unauthorized structural changes to our apartments, refuse to leave the apartments upon default or termination of the lease, disturb nearby residents with noise, trash, odors or eyesores, sublet our apartments in violation of our lease or permit unauthorized persons to live in our apartments. Although we have the right to terminate the leases under such circumstances and the residents are responsible for damages caused by their wrongful conduct, we may still suffer from negative impact on our business and reputation. Damage to our apartments may delay re-leasing, necessitate expensive repairs or impair the rental income of the apartments resulting in a lower than expected rate of return.

We may face challenges regarding our cooperation with financial institutions in offering rent financing.

        We cooperate with licensed financial institutions which offer rent financing to certain of our residents. Under such arrangement, the financial institutions perform credit assessment on the residents who opt for rent financing, and if approved, will enter into financing agreements with these residents. To ensure proper use of the funds, the financial institutions will make upfront payment to us and the residents should repay the loan to the financial institutions in monthly installments pursuant to the financing agreements. Under our arrangements with certain financial institutions, we are obligated to transfer part of the funds to a separate escrow account at such financial institutions. In the event of an early termination of a resident's lease or a resident's default on repayment of monthly installments, we would be required to return the upfront payment for the remaining lease term to the relevant financial institution, which would cause a cash outflow and a reduction in our working capital. We cannot fully predict when and how many of our residents will early terminate their leases or default on the loan repayment, which makes our cash outflow unpredictable. In the event of a substantial number of early terminations or defaults, we may face cash flow shortage and our business operations and financial condition would be negatively affected.

        We utilize the upfront payment from the financial institutions to support our expansion. We cannot assure you that the rent financing arrangement will not be challenged or further regulated by the competent governmental authorities. For instance, the Opinion imposes certain new requirements on rent financing which may subject us to additional risks. See "—Our business requires significant capital to expand our apartment network and renovate and furnish our apartments. Inability to obtain capital through financing or other sources on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects." We currently work with a limited number of financial institutions and we cannot assure you that such financial institutions will continue to cooperate with us on commercially favorable terms, or at all, or that existing or potential financial institutions will be able to sufficiently meet the rent financing needs of our residents. If new laws, regulations or rules are enacted to restrict or prohibit such arrangement, or if any financial institution discontinues the cooperation with us, for example, as a result of its disqualification from engaging in financing business or default by a large number of residents, we may need to find alternative sources of capital or seek alternative business arrangement. Failure to do so could materially and adversely affect our business, financial condition and growth prospects.

        We pay interest on rent financing to the relevant financial institutions. Such arrangement may place a heavy strain on our financial resources and subject us to risks associated with an increase in interest rate if the number of residents who opt for rent financing increase significantly as we expand our resident base. If we cease such arrangement due to a significant increase in interest rate or for other reasons, potential residents may be unwilling to bear the interest expenses and may be less willing to rent our apartment units, which could in turn negatively impact our business and results of operations.

Our expansion into new markets may present increased risk.

        We plan to enter new cities which we believe have strong growth potential, such as cities with vibrant economic growth, net inflow of migrants and favorable local polices on residential rental market. However, entering new markets may expose us to a variety of risks, and we may not be able to operate successfully in new markets. These risks include, among others:

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  inability to accurately evaluate local residential rental conditions and local economies;

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  inability to replicate our operation capability in the new markets;

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  lack of relevant prospective resident data relating to the new markets;

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  lack of brand recognition in new markets;

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  existing competitor in these markets, who may already be existing market leaders;

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  inability to hire and retain key personnel in new markets;

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  lack of familiarity with local governmental policies; and

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  inability to achieve desirable financial results.

        Failure to succeed in new market may hamper our growth. Also, since expansion into new market requires significant initial capital outlay, failure to achieve targeted return in the new market could materially and adversely affect our financial condition and results of operations.

We may engage in business practices that violate PRC laws and regulations and we may fail to obtain or maintain licenses and permits necessary to conduct our operations. If we are deemed to have violated any PRC laws and regulations or if we fail to obtain or maintain the necessary licenses and permits, our business, financial condition and results of operations would be materially and adversely affected.

        Our business is subject to various compliance and operational requirements under the PRC laws and regulations, some of which are ambiguous and constantly changing. For instance, the Opinion has raised a series of compliance requirements for residential rental companies. See "Regulation—Regulations on Real Estate Leasing Services—General Regulations on Housing Leasing." Local authorities may strengthen supervision over our business pursuant to this newly promulgated Opinion. As such, there are substantial uncertainties regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the residential rental industry. We may not be in full compliance with all of the applicable laws, regulations and other requirements. If we are deemed to have violated any PRC laws and regulations, we may be required to modify or even cease the non-compliant practice. We may also be subject to administrative penalties, including the confiscation of illegal revenue, fines and suspension of business operations, which may have a material and adverse impact on our business, financial condition and results of operations, as well as our reputation.

        For example, we have not withheld income taxes on behalf of the property owners for the rents we paid to them, which may be deemed as in violation of Individual Income Tax Law and Law on the Administration of Tax Collection. We may be subject to fines for such violation and may be required to take corrective measures.

        Moreover, two of our entities, one that engages in construction design and the other that engages in subcontracting business, have not obtained design permit, construction enterprise qualification or safety production permit, as required by the relevant PRC laws and regulations. We are in the process of applying for such permits and qualifications. Failure to do so in a timely manner may subject us to fines or we may be required by the relevant authority to take remedial action within a specified period of time or cease our construction projects, which could cause a material and adverse impact on our business, financial condition and results of operations.

Failure to maintain the quality of the services that we provide to our residents could harm our brand and reputation, reduce resident satisfaction and cause resident attrition.

        We provide one-stop services to our residents, including cleaning, repair and maintenance, WiFi and 24/7 resident hotline. We also plan to expand our service offerings to include additional value-added services, such as IoT smart home, moving services, financial and insurance services, new retail and other local services. The quality of our services is one important factor that attracts our residents. If we or our third-party service providers fail to maintain the quality of the services we provide or fail to timely respond to residents' request and offer fast and effective solutions, our residents may become dissatisfied with us, which in turn may result in resident attrition.

We may be subject to significant costs and reputational harm if our employees, dispatched workers or third-party service providers commit any misconduct or violate any laws or regulations during the course of our operations.

        We have a large number of employees, dispatched workers or third-party service providers that are involved in our daily operations and serve our residents. Although we have implemented policies and procedures to govern their conducts, there can be no assurance that they will not commit any misconduct or violate any laws or regulations during the course of our operations. For instance, they may make misrepresentations to our residents when renting out our apartment units, cause personal injuries or property losses to our residents when performing cleaning or maintenance services inside their apartment units, or breach our data policy. Any such incident may subject us to disputes or legal proceedings, result in negative publicity and cause reputational harm to us.

Any negative publicity, including false rumors, about us, our business, our operations, our management, our business partners or the residential rental market in general, may materially and adversely affect our reputation, business, results of operations and growth prospects.

        We have from time to time received negative publicity, including negative internet and blog postings and news reportings on traditional media about our company, our business, our management or our services. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our brand and reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, property owners, residents, corporate clients and third-party business partners. In addition, negative publicity about residential rental market or co-living platforms in general may also materially and adversely harm customer confidence in us.

We depend on third parties for different aspects of our business and the services that we offer, including but not limited to strategic partners, financial institutions, third-party service providers and third-party payment companies. Our business, results of operations, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard.

        We currently cooperate and rely on a number of business partners in our daily operations. For instance, we cooperate with third-party service providers which provide cleaning and maintenance services, renovation partners which renovate our apartments, licensed financial institutions which provide rent financing to our residents, and commercial banks and third-party payment companies which process rental payments for us. Pursuing, establishing and maintaining relationships with our business partners requires significant time and resources. If we cannot successfully pursue, establish or maintain relationships with our business partners, our business operations may be adversely affected. In addition, our agreements with our business partners generally do not prohibit them from working with our competitors or offering competing services. Our competitors may be more effective in providing incentives to our business partners, which may cause our business partners to favor business relationship with them over their relationship with us and devote more resources toward our competitors. Moreover, our business partners may devote more resources to support their own competing businesses, which may compete with our business and adversely affect our business relationship with these business partners. Furthermore, if our business partners fail to perform their obligations under our agreements with them, we may have disagreements or disputes with them or suspend or terminate our business relationship, which could adversely affect our business operations and brand image. If our relationship with any of our existing business partners is suspended or terminated, we may not be able to find replacement business partners in a timely and cost-effective manner or at all, which could negatively impact our business, financial condition and results of operations.

        Our business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties' legal rights, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationships with third parties, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties' legal rights. We cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. We cannot assure you that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may in turn affect our business, results of operations and financial condition.

        In addition, we cannot guarantee that all the service providers will always adhere to our standards for quality of services, or that our residents' experience with such third-party service providers will always be positive. Any poor performance of third parties involved in our business could have a material and adverse effect on our ability to retain and acquire residents.

We may not be able to effectively control the timing, quality and costs relating to the renovation and furnishing of our apartments, which may adversely affect our business, results of operations and financial condition.

        Our success depends on our ability to quickly renovate, furnish and rent out apartments with high quality and in a cost-effective and efficient manner. Nearly all of our apartments require some level of renovation when we lease them from property owners. We are exposed to risks inherent in apartment renovation and furnishing, including but not limited to, potential cost overruns, increases in labor and materials costs, delays in renovation work, and poor workmanship. Potential supply chain interruptions, such as failure of our OEMs to timely manufacture our self-designed furniture or failure of our suppliers to deliver raw materials, furniture or appliances on time, may also delay our progress and increase our costs. If we fail to complete renovation and furnishing within our schedule or if our timing and cost estimation for renovation and furnishing prove to be materially inaccurate, our business, results of operations, financial condition and growth prospects would be materially and adversely affected. In addition, if we fail to control the quality of renovation and lead to any potential complaints from, or damages to, our residents, we could be exposed to material liability and be held responsible for damages, fines or penalties, and our reputation may suffer.

Any accidents, injuries, diseases or death in our rental apartments may adversely affect our reputation and subject us to liabilities.

        While we endeavor to provide our residents with high quality and safe living conditions, there are inherent risks of accidents or injuries in our apartments. One or more accidents or injuries such as fire accident, injury or death due to any criminal behavior, slip and fall, or suicide in any of our apartments could subject us to disputes or legal proceedings, adversely affect our reputation, decrease our overall occupancy rate and increase our costs for taking additional measures to further improve the effectiveness of our safety precautions.

        In addition, if any fire accident occurs in any of our apartments that do not possess fire safety inspection certificate or if any incident occurs in apartments where the actual use and the designated land use are inconsistent, there could be substantial negative publicity, and may even trigger large-scale government actions that impact all of our apartments, which in turn will have a material adverse impact on our business, results of operations and financial condition.

        Moreover, a substantial majority of the furniture in our apartments are designed by us and manufactured by OEMs that we cooperate with. Any personal injuries or other accidents caused by quality issues of our furniture may subject us to potential lawsuits and liabilities.

Our business is susceptible to changes in China's national and regional economic conditions and real estate market, particularly residential rental market.

        Our business depends substantially on conditions of China's real estate market, particularly the residential rental market. Demand for residential rental properties in China has grown steadily in recent years, primarily driven by favorable trends in residential rental market, including increase in rural-to-urban migration resulting from continued urbanization, high residential property prices in tier 1 and tier 2 cities, changes in the consumption habits of young people who tend to prefer renting over purchasing properties, consumption upgrade leading to demand for better living experience and services, and favorable government policies supporting the growth of residential rental market. However, there is no assurance that such favorable trend could sustain. Any severe or prolonged slowdown in China's economy, any slowdown or discontinuation of urbanization in our target markets, or any changes in government policies that restrain the development of residential rental market may materially and adversely affect our business, financial condition and results of operations. Economic downturn in China at large or in the cities we operate in could also result in a reduction of available apartments we could source from as fewer people may purchase properties for investment purpose or some property owners may have to sell their properties for liquidity. In addition, in the event of recession, our potential residents or existing residents may choose cheaper rental options due to budget constraint, or we may have to reduce our rent to prevent resident attrition, which may result in our rent expense exceeding our revenues and would adversely affect our business, financial condition and results of operations.

        Moreover, the geographic concentration of our business operation may subject us to heightened risks in the event of adverse changes in regional economic condition or real estate market. For instance, the apartment units we operated in our top 3 cities, Beijing, Shanghai and Hangzhou, accounted for approximately 56.4% of the total number of apartment units we operated as of September 30, 2019. If any of these cities undergoes recession in general economic condition or real estate market, we may be unable to maintain our current operations in such cities, which may materially and adversely affect our business, results of operations and financial condition.

New laws, regulations and policies may be promulgated to strengthen the regulation on residential rental market, which may adversely affect our business, results of operations, financial condition and growth prospect.

        PRC laws, regulations and policies concerning residential rental market are developing and evolving. Although we have been taking measures to comply with the laws, regulations and policies that are applicable to our business operations, PRC legislature or government authorities may promulgate new laws and regulations in the future that may impose more stringent requirements on us. We cannot assure you that our practice would not be deemed to violate any new PRC laws, regulations or policies, or that we are able to comply with any new PRC laws, regulations or policies without unreasonable efforts or expenses, which could materially and adversely affect our business, results of operations and financial condition.

        For instance, if PRC legislature or regulators promulgate or adopt new laws, regulations and policies imposing requirements on the minimum number of days between completion of renovation and renting out our apartments, we might be forced to keep our apartments vacant for a longer period of time, which may adversely affect our results of operations.

        In addition, government agencies may adopt policies intending to control rent levels, which may adversely affect our revenues and profitability. Moreover, we impose an automatic lock-out of our residents through digital door locks in the event of rent delinquency for seven days or more. Although we believe that such policy does not violate any PRC laws or regulations, new laws or regulations may be enacted that impose restrictions on tenant eviction, which may adversely affect our business.

Our leasehold interest may be defective and our legal right to lease certain properties may be challenged, which could cause significant disruption to our business.

        Under the PRC laws and regulations, all leases are required to be registered with the local authorities. Although failure to do so does not in itself invalidate the leases, lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. Most of our leases, including leases with property owners, residents and corporate clients as well as leases for our offices and warehouses, have not been registered as required, which may expose us to potential fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our leases, we may not be able to recover such losses from the contract counterparties. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

        Moreover, certain of our apartments have defects on the land use rights. Under the PRC laws, land shall be used strictly in line with the approved usage of the land unless the land alteration registration procedures are completed. If any land is illegally used beyond the approved usage, the land administrative departments of the PRC government at and above the county level may force the property owner to complete the land alteration registration procedures within a time limit. Certain of our apartments are currently premised on the rural collectively-owned land, not on the land with a construction usage for dwelling house, which is in contravention of the aforesaid legal requirements. As a result, the property owners of such apartments may be forced to go through the required procedures, which may cause interruptions to our business operations and negatively affect our results of operations. In addition, some property owners of these apartments have not obtained ownership certificates and therefore our legal right to rent out such apartments may be challenged.

        Any challenge to our legal rights to rent out the apartment units we operate, if successful, could impair the operations of such apartments. We are also subject to the risk of potential disputes with property owners or third parties who claim their rights to or interests in the apartment we operate.

Such disputes, whether resolved in our favor or not, may divert management's attention, harm our reputation or otherwise disrupt our business.

Our business generates, obtains and processes a large amount of data, which subjects us to governmental regulations and other legal obligations and risks related to privacy, information security, use of data and data protection. Any improper use or disclosure of such data by us, our employees or our business partners, or theft by third-parties, could subject us to significant reputational, financial, legal and operational consequences.

        Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business we acquire and store sensitive data, including our intellectual properties, our proprietary business information and personally identifiable information, such as names, identification card numbers, contacts and electronic signatures, of property owners, residents, employees and third-party service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Our property owners, residents, employees and third-party service providers expect that we will adequately protect their personal information.

        We are also required by applicable laws to keep strictly confidential the personal information that we collect and to take adequate security measures to safeguard the information we collect. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by computer hackers or breached due to employee error, malfeasance or other unauthorized access or disruptions. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost or stolen. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and third-party data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Security and privacy concerns have become an important legislative and rule making focus in China. Any unauthorized access, disclosure, misuse or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talents. If we fail to hire, train, retain or motivate our staff, our business may suffer.

        Our future success is significantly dependent upon the continued service of our key management as well as experienced and capable personnel generally. Our key management have been crucial to the development of our culture and strategic direction. If we lose the services of any member of key management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members. Our management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between any of our management member and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

        Our rapid growth also requires us to hire and retain a wide range of talents who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us develop online and offline capabilities. We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations. Competition for talent in the industries in which we operate is intense, and we may need to offer a more attractive compensation and other benefits package, including share-based compensation, to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

Our financial condition and results of operations may fluctuate significantly due to seasonality, and our quarterly financial results may not fully reflect the underlying performance of our business.

        Our quarterly operating results have fluctuated in the past and will fluctuate in the future due to seasonality. We generally rent out a higher number of apartment units during the graduation season when college students start to look for off-campus rental apartments. We typically experience a lower level of rental around lunar year-end when a large number of migrants return to their hometowns to celebrate the Chinese New Year. It generally picks up after the Chinese New Year when these migrants return to work. As a result of these factors, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years, and you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our ADSs to fall. As our revenues grow, these seasonal fluctuations may become more pronounced. Given our limited operating history and the rapidly evolving markets in which we compete, our historical operating results may not be useful to you in predicting our future operating results.

We may be unable to conduct our sales and marketing activities cost-effectively.

        We have incurred significant expenses on a variety of sales and marketing efforts designed to expand our resident base and enhance our brand recognition, including payroll expenses to our sales team, advertising expenses and expenses for organizing marketing campaigns. We incurred RMB81.0 million, RMB471.0 million (US$65.9 million) and RMB793.7 million (US$111.0 million) in sales and marketing expenses in the years ended December 31, 2017 and 2018 and in the nine months ended September 30, 2019, representing 12.3%, 17.6% and 15.9%, respectively, of our revenues in the corresponding periods. We may not be able to conduct our sales and marketing activities cost-effectively, and our sales and marketing activities may not be well received and may not result in the levels of brand recognition and resident increases that we anticipate. We may also need to explore new sales and marketing methods, which may lead to significantly higher sales and marketing expenses and may not yield satisfactory results. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner could negatively affect our revenues and profitability.

Our failure to protect our intellectual property rights or prevent unauthorized use of our intellectual property could materially and adversely affect our revenues and harm our competitive position.

        We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property will prove to be sufficient. For example, although we require our employees to enter into confidentiality agreements in order to protect our proprietary information, these agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management's attention from the operation of our business.

We may be subject to intellectual property infringement or misappropriation claims, which could be time-consuming and costly to defend and, if determined adversely against us, could materially impact our business.

        We cannot be certain that our services, technology system, information provided on our online platform do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights. The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are uncertain and still evolving. For example, as we face increasing competition and litigation is frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims and legal proceedings. Any such proceeding could result in significant costs to us and divert our management's time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

Our insurance coverage may not be sufficient, which could expose us to significant costs and business disruption.

        We believe we maintain insurance policies in line with industry standards. However, insurance companies in China currently do not offer as extensive an array of insurance products as are offered by insurance companies in more developed economies. As such, we may not be able insure certain risks related to our assets or business even if we desire to. Although we maintain property insurance covering apartment units we operate, we do not maintain property insurance covering our equipment and other property that are essential to our business operation, business interruption insurance, key-man life insurance or litigation insurance. In addition, although we maintain personal injury insurance that covers personal injuries of our renters caused by certain types of accidents in a majority of our apartments, such insurance may not be sufficient to cover all types of accidents that may occur or cover all possible losses. Any uninsured occurrence of business disruption, litigation, accidents or natural disaster, or significant damages to our uninsured equipment or facilities could have a material and adverse effect on our results of operations. Our current insurance coverage may not be sufficient to prevent us from any loss and there is no certainty that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

        Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our IT infrastructure is currently deployed, and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing number and variety of transactions on our platform. There can be no assurance that our internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

We, our directors and our management may be involved in legal or administrative proceedings or commercial disputes, which could have a material adverse effect on our business, financial condition and results of operations.

        We, our directors and our management may be subject to claims and various legal and administrative proceedings, and hence penalties as well, that may arise in the ordinary course of business. In addition, agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party. We may be subject to various intellectual property infringement or misappropriation claims, see "—We may be subject to intellectual property infringement or misappropriation claims, which could be time-consuming and costly to defend and, if determined adversely against us, could materially impact our business"

        Regardless of the merit of particular claims, legal and administrative proceedings, litigations, injunctions and governmental investigations against us, our directors and management may be expensive, time-consuming or disruptive to our operations and distracting to management. In recognition of these considerations, we may enter into agreements or other arrangements to settle litigation and resolve such disputes. No assurance can be given that such agreements can be obtained on acceptable terms or that litigation will not occur. These agreements may also significantly increase our operating expenses.

        In addition, new legal or administrative proceedings and claims may arise in the future and the current legal or administrative proceedings and claims we face are subject to inherent uncertainties. If one or more legal or administrative matters were resolved against us or an indemnified third party for amounts in excess of our management's expectations or certain injunctions are granted to prevent us from using certain technologies in our solutions, our business and financial conditions could be materially and adversely affected. Further, such an outcome could result in significant compensatory, punitive monetary damages, disgorgement of revenue or profits, remedial corporate measures, injunctive relief or specific performance against us that could materially and adversely affect our financial condition and operating results.

If we fail to remediate our material weakness and implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness that has been identified relates to insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

        Following the identification of the material weakness and other significant control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

        Upon the completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2020, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an "emerging growth company" as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

        In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

        Companies operating in China are required to participate in mandatory employee social security schemes that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident funds. Such schemes have not been implemented consistently by the local governments in China given the different levels of economic development in different locations, but generally require us to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In the past, we did not make full contributions to social insurance and housing provident funds for some of our employees. Our failure to make full contributions to social insurance and to comply with applicable PRC labor-related laws regarding housing funds may subject us to late payment penalties and other fines or labor disputes, and we could be required to make up the contributions for these plans, which may adversely affect our financial condition and results of operations.

        According to applicable PRC laws and regulations, employers must open social insurance registration accounts and housing provident fund accounts and pay social insurance and housing provident funds for employees. Some of our subsidiaries or consolidated affiliated entities have not opened social insurance registration accounts or housing provident fund accounts, and engage third-party human resources agencies to pay social insurance and housing provident funds for some of their employees. We may be subject to penalties imposed by the local social insurance authorities and the local housing provident fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing provident funds as an employer.

        In addition, the use of employees of third-party labor dispatch agencies, who are known in China as "dispatched workers," is mainly regulated by the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014. It provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and shall strictly control the number of workers under labor dispatching arrangements. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. As of the date of this prospectus, the number of our dispatched workers as a percentage of our total number of employees exceeds such threshold. If the governmental authorities find us to be in violation of the relevant employment regulations, we may be subject to penalties and be required to reduce the number of dispatched workers. As a result, we may incur significant costs to find replacement for dispatched workers and experience disruptions in our operations. Furthermore, there can be no assurance that we will be able to find suitable employees to replace the dispatched workers. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

We face risks related to catastrophic weather, natural disasters, potential climate change, health epidemics and other outbreaks, which could significantly disrupt our operations.

        We are vulnerable to catastrophic weather, natural disasters and other calamities. Some of our apartments are located in areas that may experience catastrophic weather and other natural events from time to time, including earthquakes mudslides, fires, typhoons, tornadoes, floods, snow, ice storms, or other severe inclement weather. We may also experience power loss or telecommunications failures.

Such events may cause physical damage to our apartments, injure our residents and result in negative publicity about us, which may in turn cause a decrease in demand for our apartments in these areas. Additionally, the accidental death or injury of our residents due to fire, natural disasters or other hazards could have a material and adverse effect on our business and results of operations. Our insurance coverage may not cover all losses associated with such events, which could have an adverse effect on our financial condition and results of operations. Furthermore, such events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

        We may experience break-ins, war, riots, terrorist attacks or similar events. Actual or threatened such events and other acts of violence or war could have a material and adverse effect on our business and operating results. Attacks that directly impact one or more of the properties under our management could significantly affect our ability to operate those properties and thereby impair our ability to achieve our expected results. In addition, the adverse effects that such violent acts and threats of future attacks could have on the Chinese economy could similarly have an adverse effect on our financial condition and results of operations.

        Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our use of certain leased properties for our warehouses and office could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

        Certain lessors of our leased warehouses and offices in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If any of our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities to lease such properties to us, our lease arrangements with such lessors could be invalid. If any of our leases are invalid, we may have to vacate the properties and seek alternative office and warehouse locations, or we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. This may cause interruptions to our business operations or financial losses. Although we may seek damages from such lessors, such damages may not fully cover the actual losses we suffer.

Our revenue backlog may not be indicative of our future revenues.

        Our revenue backlog as of a given date represents total rents, service fees and utility charges to be recognized as our revenues under our leases with residents and corporate clients existing as of the date specified, assuming all of these leases will be performed to the end of their terms and not renewed. However, as we, our residents or corporate clients may terminate the lease by paying an early termination fee, we cannot assure you that all of our existing leases will be performed to the end of their terms. Any early termination or renegotiation of our existing leases or any default on our existing leases will affect expected revenues reflected in our revenue backlog. Our revenue backlog is not necessarily indicative of future earnings or revenues and we may not ultimately realize our revenue backlog.

We will recognize a substantial amount of share-based compensation expense upon the completion of this offering, which will have a significant impact on our results of operations.

        Pursuant to our 2017 stock inventive plan, as amended and restated, we may grant options to purchase no more than 274,226,921 of our ordinary shares. As of the date of this prospectus, we have outstanding options with respect to 176,602,914 ordinary shares that have been granted to our employees and directors under the 2017 stock inventive plan. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, "Compensation—Stock Compensation." We are required to classify share options granted to our employees, directors as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us is conditional upon completion of this offering, we have not recognized share-based compensation expense relating to these share options granted by us yet.

        As a result, upon the completion of this offering, we expect to begin to recognize a substantial amount of share-based compensation expense, and we expect the recognition of such share-based compensation expenses to have a significant impact on our results of operations in the fiscal quarter in which this offering is completed. As of September 30, 2019, the total unrecognized compensation costs associated with share options granted to employees amounted to RMB1,276.5 million (US$178.6 million). Moreover, if additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-Based Compensation" and "Management—Equity Incentive Plans."

        In addition, we granted in aggregate 281,290,000 restricted shares to the two entities controlled by our co-founders respectively pursuant to a restricted share agreement. We recognized share-based compensation expenses in relation to the restricted shares in an amount of RMB8.6 million, RMB5.8million (US$812.6 thousand) and RMB4.5 million (US$631.1 thousand) for the years ended December 31, 2017, 2018 and the nine months ended September 30, 2019, respectively.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIEs and their respective shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business, results of operations and financial condition.

        We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders." These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we only have indirect recourse to the assets held by our consolidated VIEs and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings involving shareholders of our consolidated VIEs, assets under the name of such share holder, including the equity interest in our consolidated VIEs, may be put under court custody. As a consequence, we cannot be certain that the equity interest in our consolidated VIEs will be disposed pursuant to our contractual arrangement with their shareholders.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our results of operations and financial condition may be materially and adversely affected. See "—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations."

Any failure by our consolidated VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business, results of operations and financial condition.

        We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders." If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIEs were to refuse to transfer their equity interests in the consolidated VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

        All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See "—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations." Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

        The interests of the shareholders of our consolidated VIEs in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

        Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our call options under the exclusive call option agreements to cause them to transfer all of their equity interest in our consolidated VIEs to us or a person or persons designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of the PRC and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

        Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or FIE. Accordingly, none of these subsidiaries are eligible to operate VATS business in China. We conduct our VATS business in the PRC through one of our consolidated VIEs. Xiaofangjian, one of our PRC subsidiaries has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) exercise effective control over the consolidated VIEs, (ii) receive substantially all of the economic benefits of the consolidated VIEs and (iii) have an exclusive option to purchase all or part of the equity interest in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs and hence consolidate their financial results as our consolidated VIEs under U.S. GAAP. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders."

        If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our VATS business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking our business and operating licenses;

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  levying fines on us;

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  confiscating any of our income that they deem to be obtained through illegal operations;

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  shutting down our services;

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  discontinuing or restricting our operations in the PRC;

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  imposing conditions or requirements with which we may not be able to comply;

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  requiring us to change our corporate structure and contractual arrangements;

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  restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIEs, business and operations; and

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Furthermore, if future PRC laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Our corporate actions are significantly influenced by our co-founder, director and chief executive officer, Jing Gao, who has the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

        Immediately prior to the completion of this offering, our outstanding share capital will be re-designated into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Immediately after the completion of this offering, Jing Gao, our co-founder, director and chief executive officer, will beneficially own all of our Class B ordinary shares representing 75.7% of the voting power of our total issued and outstanding shares, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the concentration of ownership, Jing Gao will have considerable influence over corporate matters such as mergers, acquisitions, consolidations, the sale of all or substantially all of our assets, reorganization, restructuring, liquidation and other significant corporate actions. This concentration of ownership and the protective provisions in our post-offering amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. In addition, in the event that we issue additional Class B ordinary shares after completion of this offering, it will cause further dilution to the voting power of our Class A ordinary shareholders. As a result of the foregoing, the value of your investment could be materially reduced.

Our current corporate structure and business operations may be affected by the newly enacted PRC Foreign Investment Law.

        On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately "controlled" by foreign investors. However, it has a catch-all provision under definition of "foreign investment" that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIEs through contractual arrangements will not be deemed as foreign investment in the future.

        The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either "restricted" or "prohibited" from foreign investment in a "negative list" that is yet to be published. It is unclear whether the "negative list" to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). If our control over our consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIEs is "restricted" or "prohibited" from foreign investment under the "negative list" effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

        Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owes additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIEs to transfer their equity interests in our consolidated VIEs at nominal value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        Our consolidated VIEs hold a substantial portion of our assets. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIEs breach these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If our consolidated VIEs undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

        All of our operations are conducted in the PRC and all of our revenues are sourced from the PRC. Accordingly, our business, results of operations and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.

        The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

        While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material and adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, results of operations and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business, results of operations and financial condition.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

        All of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

        Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, results of operations and financial condition.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

        On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

        While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Haiwen & Partners, that the CSRC approval is not required in the context of this offering because (i) our wholly-owned PRC subsidiaries were incorporated as foreign-invested enterprises by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our Xiaofangjian (Shanghai) Information Technology Co., Ltd., or Xiaofangjian and our consolidated VIEs and their shareholders as transactions regulated by the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC's approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, results of operations, financial condition as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of our ADSs.

        These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See "Regulations—M&A Rules and Overseas Listings."

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

        The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." Pursuant to SAFE Circular 37, "control" refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE, NDRC or MOC branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or outbound investment filings. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents or entities. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident or PRC-entities beneficial owners will comply with SAFE registration or outbound investment filings requirements, and there is no assurance that the registration under SAFE, NDRC or MOC regulations will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents or entities to register or amend their foreign exchange registrations or outbound investment filings in a timely manner, or the failure of future beneficial owners of our company who are PRC residents or entities to comply with the registration procedures set forth in SAFE, NDRC or MOC regulations, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions.

Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, results of operations and financial condition.

Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plan for our directors and employees under PRC law.

        The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our PRC subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

        Under PRC laws, rules and regulations, each of our subsidiaries and our consolidated VIEs incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries and consolidated VIEs incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

        Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

        Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. "De facto management body" refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

        Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

        On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to income derived by a non-resident enterprise from indirect transfer of taxable assets in PRC through buying and selling the equity securities of the same listed overseas enterprise on the open market. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source ("SAT Circular 37"), which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our results of operations and financial condition.

We are subject to restrictions on currency exchange.

        All of our revenues is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries and consolidated VIEs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiaries.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

        In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated VIEs or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If the custodians or authorized user of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliates. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

It may be difficult to effect service of process upon us or our directors or executive officers who reside in China or to enforce against them in China any judgments obtained from non-PRC courts.

        Our directors and executive officers reside within China, and most of our assets and the assets of those persons are located within China. It may not be possible for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met.

        Therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult or impossible.

Fluctuations in exchange rate could result in foreign currency exchange losses and could materially reduce the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi had depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi's daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        All of our revenues and all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors' audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against PRC affiliates of the "big four" accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011, the PRC affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through China Securities Regulatory Commission, or the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In the event the Chinese affiliates of the "big four" become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our shares or ADSs. We have been approved for listing our ADSs representing our Class A ordinary shares on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

Participation in this offering by certain of our existing shareholders would reduce the available public float for our ADSs. In addition, participation in this offering by certain strategic investor may further reduce the liquidity of our ADSs.

        Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC) and Joy Capital, and/or their affiliates that indicated interest in purchasing ADSs in this offering have subscribed for and been allocated by the underwriters 2,222,222 ADSs, 1,850,000 ADSs and 1,330,000 ADSs, respectively, in this offering at the initial public offering price, representing in aggregate 56.3% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. Such purchase may reduce the available public float and liquidity of our ADSs relative to what it would have been had these ADSs been purchased by public investors. In addition, the strategic investor that indicated interest in purchasing ADSs in this offering has subscribed for and been allocated by the underwriters 1,850,000 ADSs in this offering at the initial public offering price, representing 19.3% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. Such purchase may further reduce the liquidity of our ADSs.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including technology companies and residential rental companies, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015 and late 2018, which may have a material and adverse effect on the trading price of our ADSs.

        In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  regulatory developments affecting us or our industry;

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  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

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  changes in the economic performance or market valuations of other co-living platforms or residential rental companies;

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  changes in financial estimates by securities research analysts;

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  conditions in the residential rental market in China;

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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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  additions to or departures of our senior management;

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  fluctuations of exchange rate between the Renminbi and the U.S. dollar;

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  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

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  sales or perceived potential sales of additional ordinary shares or ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have 1,825,796,852 ordinary shares outstanding, including 96,000,000 Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs representing our Class A ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See "Shares Eligible for Future Sale—Lock-up Agreements."

        Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$13.25 per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters' option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS of US$0.25, as of September 30, 2019, after giving effect to this offering. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the vesting of restrictive shares or exercise of share options under our then equity incentive plans. All of the ordinary shares issuable under our then equity incentive plans will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your ordinary shares or ADSs for a price greater than that which you paid for them.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy." Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 10 days' prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs, which may include claims arising under the U.S. federal securities laws, may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, there is uncertainty as to whether a court would enforce such forum selection provision. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

        The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See "Dividend Policy." To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, once we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, results of operations and financial condition.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our post-offering amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

        We have adopted the eleventh amended and restated articles of association to be effective upon the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

        Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company incorporated under the laws of the Cayman Islands. All of our assets are located outside the U.S. In addition, all of our directors and executive officers and the experts named in this prospectus reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against them in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforcement of Civil Liabilities."

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

        If you or any other holders or beneficial owners of ADSs, including purchasers of ADSs in secondary transactions, bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

        Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Upon the completion of the offering, our corporate affairs are governed by our post-offering memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as

Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our post-offering amended and restated memorandum and articles of association expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

        A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

        It is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

        In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

        If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See "Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company."

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

        We are an exempted company incorporated in the Cayman Islands, and we have been approved for listing our ADSs on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

        For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

        We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

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  our goal and strategies;

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  our expansion plans;

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  our future business development, financial condition and results of operations;

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  expected changes in our revenues, costs or expenditures;

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  our ability to maintain and strengthen our position as a leader amongst co-living platform companies in China;

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  the trends in, expected growth in and market size of the industry and markets we are in;

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  the expectations regarding demand for and market acceptance of our services;

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  our expectations regarding keeping and strengthening our relationships with property owners, residents and business partners;

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  competition in our industry;

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  our expectations regarding the use of proceeds from this offering;

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  PRC laws, regulations, and policies relating to residential rental industry and co-living platforms; and

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  general economic and business conditions.

        This prospectus also contains market data relating to the residential rental market in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by iResearch, including a report which we commissioned iResearch to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The residential rental market in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$116.5 million, or approximately US$134.5 million if the underwriters exercise the over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an initial public offering price of US$13.50 per ADS.

        We anticipate using the net proceeds of this offering as follows:

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  up to approximately US$60.0 million for expanding our scale, including sourcing and renovating additional apartment units;

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  up to approximately US$35.0 million for enhancing our technological capabilities; and

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  the balance for general corporate purposes, including branding and marketing, and potential acquisitions and investments (although we are not currently negotiating any such acquisitions or investments).

        The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

        To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated VIEs only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiaries."

 DIVIDEND POLICY

        Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

        We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2019 presented on:

  •
  an actual basis;

  •
  a pro forma basis to reflect (i) the conversion and re-designation of all of the issued and outstanding 1,448,506,852 preferred shares, including 136,474,737 Series D redeemable convertible preferred shares that were issued after September 30, 2019, into 1,448,506,852 ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (ii) the creation of an additional 47,500,000,000 ordinary shares, to rank pari passu in all respects with the existing ordinary shares, such that following such increase, the total number of authorized shares of our company is 50,000,000,000; (iii) the reorganization and re-classification of 246,000,000 ordinary shares held by YIHAN HOLDINGS LIMITED into 246,000,000 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (iv) the reorganization and re-classification of all of the remaining ordinary shares (including the ordinary shares resulting from the conversion of the preferred shares) into 49,754,000,000 Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and

  •
  a pro forma as adjusted basis to give effect to (i) the conversion and re-designation of all of the issued and outstanding 1,448,506,852 preferred shares, including 136,474,737 Series D redeemable convertible preferred shares that were issued after September 30, 2019, into 1,448,506,852 ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (ii) the creation of an additional 47,500,000,000 ordinary shares, to rank pari passu in all respects with the existing ordinary shares, such that following such increase, the total number of authorized shares of our company is 50,000,000,000; (iii) the reorganization and re-classification of 246,000,000 ordinary shares held by YIHAN HOLDINGS LIMITED into 246,000,000 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the reorganization and re-classification of all of the remaining ordinary shares (including the ordinary shares resulting from the conversion of the preferred shares) into 49,754,000,000 Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v) 96,000,000 Class A ordinary shares issued in connection with this offering in the form of ADSs offered hereby at an initial public offering price of US$13.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

        The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results

of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2019
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousand)
Mezzanine Equity:
Total mezzanine equity	4,758,577	665,749	—	—	—	—
Shareholders' deficit:
Ordinary Shares (US$0.00002 par value, 281,290,000 shares issued and outstanding actual; and none outstanding on a pro forma basis or a pro forma as adjusted basis)	35	5	—	—	—	—
Class A ordinary shares	—	—	212	30	226	32
Class B ordinary shares	—	—	35	5	35	5
Additional paid-in capital(1)	—	—	6,109,279	854,720	6,941,658	971,174
Accumulated other comprehensive income loss	(91,602)	(12,816)	(91,602)	(12,816)	(91,602)	(12,816)
Accumulated deficit	(4,649,047)	(650,426)	(4,649,047)	(650,426)	(4,649,047)	(650,426)
Total shareholders' deficit attributable to ordinary shareholders	(4,740,614)	(663,237)	1,368,877	191,513	2,201,270	307,969

(1)
When calculating additional paid-in capital relating to Series D redeemable convertible preferred shares, we use net proceeds that we received for issuance of such shares.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per Class A ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible redeemable preferred shares which will automatically convert into our Class A ordinary shares upon the completion of this offering.

        Our net tangible book value as of September 30, 2019 was approximately US$70.2 million in deficit, or US$0.25 per ordinary share in deficit as of that date, and US$2.50 per ADS in deficit. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the automatic conversion of all of our outstanding redeemable convertible preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of shares in the form of ADSs in this offering at an initial public offering price of US$13.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after September 30, 2019, other than to give effect to (i) the automatic conversion of all of our outstanding redeemable convertible preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of Class A ordinary shares in the form of ADSs in this offering at an initial public offering price of US$13.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2019 would have been US$46.2 million, or US$0.03 per outstanding ordinary share and US$0.25 per ADS. This represents an immediate increase in net tangible book value of US$0.07 per ordinary share and US$0.66 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$1.32 per ordinary share and US$13.25 per ADS to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Actual net tangible book value per share as of September 30, 2019	US$	(0.25)	US$	(2.50)
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our outstanding redeemable convertible preferred shares into Class A ordinary shares	US$	(0.04)	US$	(0.41)
Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our outstanding redeemable convertible preferred shares into Class A ordinary shares and (ii) this offering	US$	0.03	US$	0.25
Initial public offering price	US$	1.35	US$	13.50
Dilution in net tangible book value per share to new investors in the offering	US$	1.32	US$	13.25

        The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding convertible redeemable preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our convertible redeemable preferred shares and this offering.

        The following table summarizes, on a pro forma basis as of September 30, 2019, the differences between existing shareholders, including holders of our convertible redeemable preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total
			Total Consideration			Average Price per Ordinary Share
								Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	1,729,796,852	94.7%	US$	808,363,284	86.2%	US$	0.47	US$	4.67
New investors	96,000,000	5.3%	US$	129,600,000	13.8%	US$	1.35	US$	13.50

Total	1,825,796,852	100.0%	US$	937,963,284	100.0%

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible redeemable preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i) 176,602,914 Class A ordinary shares issuable upon the exercise of outstanding share options under our 2017 stock incentive plan; (ii) 97,624,007 Class A ordinary shares reserved for future issuance under our 2017 stock incentive plan; and (iii) 230,000,000 Class A ordinary shares reserved for future issuance under our 2019 equity incentive plan, which will become effective upon the completion of this offering. If any of these options are exercised, there will be further dilution to new investors.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Substantially all of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

        We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Haiwen & Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder (Hong Kong) LLP has further advised us that a final and conclusive judgment obtained in the federal or state courts of the United States will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is not in respect of taxes, fines, penalties or similar charges and (d) is neither obtained in a manner nor is of a kind the enforcement of which is against natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

        Haiwen & Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or Class A ordinary shares.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

        We commenced our operations in China through Zi Wutong (Beijing) Asset Management Co., Ltd, or Zi Wutong, in January 2015. In June 2015, we incorporated Phoenix Tree Holdings Limited under the laws of Cayman Islands, which became our ultimate holding company through a series of transactions. In March 2019, we acquired 100% equity interest in Hangzhou Aishang Danke Technology Co., Ltd., or Aishangzu, a residential rental apartment operator that primarily operated in Hangzhou, through our wholly-owned subsidiary, Qing Wutong Co., Ltd. We primarily operate our business through our subsidiaries, consolidated VIEs and their subsidiaries in China.

Our Corporate Structure

        The following diagram illustrates our corporate structure with our principal subsidiaries and consolidated VIEs and their subsidiaries as of the date of this prospectus. Unless otherwise indicated, equity interests depicted in this diagram are held as to 100%. The relationships between Xiaofangjian and each of our consolidated VIEs, namely Zi Wutong, and Yishui (Shanghai) Information Technology Co., Ltd., or Yishui, and their shareholders, as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
Our co-founders, Jing Gao and Yan Cui, each holds 57% and 43% equity interest in Zi Wutong, respectively.

(2)
Our co-founders, Jing Gao and Yan Cui, each holds 67% and 33% equity interest in Yishui, respectively.

(3)
Qing Wutong holds, directly and indirectly, 70%, 60% and 51% of equity inetest in Xi'an Daoyi Tongxiang Enterprise Management Consulting Co., Ltd., Beijing Baijiaxiu Commerce Co., Ltd. and Hangzhou Jianxin Aishangzu Dwelling Service Co., Ltd., respectively.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

        Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, or the VATS, which include the operation of internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Yishui, one of our consolidated VIEs. In order to maintain flexibility of financings in China, we established another consolidated VIE, Zi Wutong, during the course of the reorganization in connection with the establishment of Phoenix Tree Holdings Limited. We effectively control each consolidated VIEs through a series of contractual arrangements with such VIEs, its shareholders and Xiaofangjian, as described in more detail below, which collectively enables us to:

  •
  exercise effective control over our consolidated VIEs and their subsidiaries;

  •
  receive substantially all the economic benefits of our consolidated VIEs; and

  •
  have an exclusive option to purchase all or part of the equity interests of each of our consolidated VIEs when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we are the primary beneficiary of our consolidated VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

        In the opinion of Haiwen & Partners, our PRC legal counsel:

  •
  the ownership structures of Xiaofangjian and our consolidated VIEs in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

  •
  the contractual arrangements among Xiaofangjian, each of our consolidated VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

        However, we have been further advised by our PRC legal counsel, Haiwen & Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Relating to Our Corporate Structure."

        All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see "Risk Factors—Risks Relating to Our Corporate Structure—Any failure by our consolidated VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business, results of operations and financial condition." Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

        The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Xiaofangjian, each of our consolidated VIEs and its shareholders.

Agreements that Provide Us with Effective Control over Our Consolidated VIEs and their Subsidiaries

        Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, shareholders of our consolidated VIEs have pledged all of their equity interest in our consolidated VIEs to respectively guarantee the performance of obligations by our consolidated VIEs and their shareholders under the relevant contractual arrangements, which include the power of attorney agreements, exclusive business cooperation agreements and exclusive call option agreements. If our consolidated VIEs or any of their shareholders breach their contractual obligations under these agreements, Xiaofangjian, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including forcing the auction or sale of all or part of the pledged equity interests of the applicable consolidated VIE and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of our consolidated VIEs agrees that, during the term of the equity interest pledge agreements, such shareholder will not transfer the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests or any portion thereof, without the prior written consent of Xiaofangjian, except for the performance of the relevant contractual agreement. Each equity interest pledge agreement will remain effective until the applicable consolidated VIE and its shareholders discharge all of their obligations under the contractual arrangements or all secured indebtedness has been fully paid.

        Power of Attorney Agreements.    Pursuant to the power of attorney agreements, each shareholder of our consolidated VIEs has irrevocably authorized Xiaofangjian, or any individuals designated by Xiaofangjian to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including without limitation to: (1) the right to attend on shareholder's meetings of the applicable consolidated VIE, (2) the right to exercise all the shareholder's rights and shareholder's voting rights such shareholder is entitled to under the laws of China and the Articles of Association of the applicable consolidated VIE, including but not limited to the sale or transfer or pledge or disposition of its shareholding in part or in whole and (3) designate and appoint on behalf of such shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of the applicable consolidated VIE. Each power of attorney agreement is irrevocable and continuously effective from the execution date.

Agreements that Allow Us to Receive Economic Benefits from Our Consolidated VIEs and their Subsidiaries

        Exclusive Business Cooperation Agreements.    Under the exclusive business cooperation agreements, Xiaofangjian has the exclusive right to provide each of the consolidated VIEs with comprehensive business support, technical services and consulting services. In exchange, Xiaofangjian is entitled to receive a service fee from each of the consolidated VIEs on a quarterly basis at an amount as agreed by Xiaofangjian. Xiaofangjian owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise terminated by Xiaofangjian and each of the consolidated VIEs in writing, each exclusive business cooperation agreement continuously remain effective.

Agreements that Provides Us with the Option to Purchase the Equity Interest in Our Consolidated VIEs

        Exclusive Call Option Agreements.    Pursuant to the exclusive call option agreements, each of the shareholders of our consolidated VIEs has irrevocably granted Xiaofangjian an exclusive option to purchase by itself or by Xiaofangjian's designate person or persons, at Xiaofangjian's discretion at any time, to the extent permitted under PRC law, all or part of such shareholder's equity interests in the applicable consolidated VIEs. The purchase price of the equity interests in a consolidated VIE should be RMB1 or the minimum price as permitted by PRC law. Each consolidated VIE and its shareholders have agreed that, without Xiaofangjian's prior written consent, such consolidated VIE shall not, among others, amend its articles of association, increase or decrease its registered capital, sell, transfer, pledge or otherwise dispose of its assets and beneficial interest, create or allow any encumbrance thereon, or provide any loans or guarantees that is not within its ordinary course of business, etc. Each exclusive call option agreement will remain effective until all equity interests of the applicable consolidated VIE held by its shareholders have been transferred or assigned to Xiaofangjian or its designated person(s).

        Spouse Consent Letters.    Pursuant to the Spousal Consent Letters executed by each spouse of each shareholder of our consolidated VIEs, each signing spouse confirmed that she does not enjoy any right or interest in connection with the equity interests of our consolidated VIEs. The spouse also irrevocably agreed that she would not claim in the future any right or interest in connection with the equity interests in our consolidated VIEs held by her spouse.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated statements of comprehensive loss data and summary consolidated statements of cash flows data for the years ended December 31, 2017 and 2018 and summary consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following selected consolidated statements of comprehensive loss data and summary consolidated statements of cash flows data for the nine months ended September 30, 2018 and 2019 and selected consolidated balance sheets data as of September 30, 2019 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our consolidated financial statements.

        Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

Selected Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues	656,782	2,675,031	374,251	1,673,002	4,999,740	699,489
Operating expenses:
Rental cost	(511,697)	(2,171,755)	(303,840)	(1,300,709)	(4,450,199)	(622,606)
Depreciation and amortization	(98,984)	(373,231)	(52,217)	(227,339)	(790,357)	(110,575)
Other operating expenses	(46,456)	(295,141)	(41,292)	(187,436)	(552,859)	(77,348)
Pre-opening expense	(62,119)	(270,399)	(37,830)	(181,292)	(186,344)	(26,070)
Sales and marketing expenses	(80,991)	(471,026)	(65,899)	(287,881)	(793,722)	(111,046)
General and administrative expenses	(49,960)	(203,847)	(28,519)	(129,307)	(395,766)	(55,370)
Technology and product development expenses	(25,194)	(110,954)	(15,523)	(71,281)	(143,601)	(20,091)

Operating loss	(218,619)	(1,221,322)	(170,869)	(712,243)	(2,313,108)	(323,617)
Interest expenses	(55,013)	(163,357)	(22,854)	(101,906)	(252,981)	(35,393)
Loss before income taxes	(271,636)	(1,369,637)	(191,618)	(812,884)	(2,518,387)	(352,336)
Income tax benefit (expense)	112	(112)	(16)	(112)	2,167	303

Net loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)

Net loss per share
—Basic and diluted	(2.55)	(7.95)	(1.11)	(4.89)	(11.40)	(1.60)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	111,848,958	185,677,083	185,677,083	176,692,708	242,698,917	242,698,917

Selected Consolidated Balance Sheets Data

	As of December 31,
	2017	2018		As of September 30 2019,
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Total current assets	473,884	3,155,228	441,433	2,974,428	416,135
Total non-current assets	660,862	2,674,383	374,159	4,700,004	657,556
Total assets	1,134,746	5,829,611	815,592	7,674,432	1,073,691
Total current liabilities	1,160,879	4,582,077	641,055	7,434,964	1,040,189
Total non-current liabilities	199,601	234,185	32,764	226,489	31,687
Total liabilities	1,360,480	4,816,262	673,819	7,661,453	1,071,876
Total mezzanine equity	140,661	2,859,632	400,077	4,758,577	665,749
Total shareholders' deficit	(366,395)	(1,846,283)	(258,304)	(4,745,598)	(663,934)

Selected Consolidated Statements of Cash Flows Data

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash used in operating activities	(114,578)	(1,164,248)	(162,884)	(697,813)	(1,629,289)	(227,945)
Net cash used in investing activities	(489,282)	(1,324,021)	(185,237)	(502,153)	(1,668,826)	(233,478)
Net cash provided by financing activities	822,440	4,692,659	656,527	2,151,819	3,081,858	431,168
Net increase (decrease) in cash and restricted cash	212,470	2,251,532	315,001	1,023,885	(167,746)	(23,468)
Cash and restricted cash at the beginning of the period	1,532	214,002	29,940	214,002	2,465,534	344,941
Cash and restricted cash at the end of the period	214,002	2,465,534	344,941	1,237,887	2,297,788	321,473

Non-GAAP Financial Measures

        We use EBITDA, adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and income that we include in net loss. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        EBITDA represents net loss before depreciation and amortization, interest expenses, interest income and income tax benefit (expense).

        Adjusted EBITDA represents EBITDA before share-based compensation and incentives for apartment sourcing. Adjusted net loss represents net loss before share-based compensation and incentives for apartment sourcing. Incentives for apartment sourcing consist of commissions and lead generation fees related to apartment sourcing. We pay commissions and lead generation fees upfront when the relevant apartment is sourced and amortize such cost on a straight-line basis over the term of the lease with the property owner, which is generally four to six years. Share-based compensation used in the calculation of the adjusted EBITDA and adjusted net loss represents compensation expenses in connection with the issuance of restricted shares to our co-founders. It does not, however, include the share-based compensation in connection with the repurchase in cash in January 2019 of the share options previously granted to certain employees.

        The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

        The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)
Add:
Depreciation and amortization	98,984	373,231	52,217	227,339	790,357	110,575
Interest expenses	55,013	163,357	22,854	101,906	252,981	35,393
Income tax expense/(benefit)	(112)	112	16	112	(2,167)	(303)
Subtract:
Interest income	831	20,226	2,830	6,449	47,702	6,674

EBITDA	(118,470)	(853,275)	(119,377)	(490,088)	(1,522,751)	(213,042)

Add:
Incentives for apartment sourcing	7,655	31,077	4,348	18,536	57,303	8,017
Share-based compensation	8,569	5,808	813	4,393	4,511	631

Adjusted EBITDA	(102,246)	(816,390)	(114,216)	(467,159)	(1,460,937)	(204,394)

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)
Add:
Incentives for apartment sourcing	7,655	31,077	4,348	18,536	57,303	8,017
Share-based compensation	8,569	5,808	813	4,393	4,511	631

Adjusted Net Loss	(255,300)	(1,332,864)	(186,473)	(790,067)	(2,454,406)	(343,385)

Key Operating Metrics

        We regularly review a number of key operating metrics to evaluate our business and measure our performance, which are set forth in the table below.

	As of December 31,			As of September 30,
	2016	2017	2018	2018	2019
Number of cities in which we operated	3	6	9	9	13
Number of apartment units we operated:
Pre-opening apartment units(1)	633	3,510	27,007	11,235	14,835
Opened apartment units(2)	12,866	48,671	209,413	152,809	391,911

Total	13,499	52,181	236,420	164,044	406,746

Number of apartment units we operated:
Beijing, Shanghai and Shenzhen	13,499	46,472	152,630	114,519	213,866
Other cities	0	5,709	83,790	49,525	192,880

Total	13,499	52,181	236,420	164,044	406,746

(1)
Represent apartment units that are within the pre-opening period.

(2)
Represent apartment units that achieve ready-to-move-in status, including those rented out and to be rented out.

	Year Ended		Nine Months Ended September 30,
	2017	2018	2018	2019
	(in RMB)
Average revenues per rented-out unit per month(1)	2,439	2,352	2,408	2,155
Average leasing cost per unit per month(2)	1,718	1,637	1,656	1,564

(1)
Represents the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days we rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

(2)
Represents leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days we operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

	As of December 31,		As of September 30,
	2017	2018	2018	2019
Occupancy rate(1)	85.8%	76.9%	82.9%	86.9%

(1)
Represents the aggregate number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date.

	As of December 31,		As of September 30,
	2017	2018	2019
Revenue Backlog (in RMB thousands)(1)(2)	749,377	2,365,982	5,478,881

(1)
Represents total rents, service fees and utility charges to be recognized as our revenues under our leases with residents and corporate clients existing as of the date specified, assuming all of these leases will be performed to the end of their terms and not renewed.

(2)
The continuous increase in revenue backlog from 2017 to 2018 and further to the nine months ended September 30, 2019 was primarily driven by the rapid expansion of our apartment network.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are redefining the residential rental market through technology. We started Danke in 2015 to provide young people with comfortable yet affordable homes. Today, we are one of the largest co-living platforms in China with the fastest growth, according to iResearch. We established operations in 13 cities as of September 30, 2019 and have become a major player in each of the 10 cities that we entered into prior to June 30, 2019. We grew the number of apartment units we operated from 2,434 as of December 31, 2015 to 406,746 as of September 30, 2019, a 166-fold increase over less than four years.

        We provide a solution to both property owners and renters who suffer from numerous pain points in the residential rental market through our innovative "new rental" business model. We centrally operate the apartments sourced from property owners and rent them out to our residents. We standardize the design, renovation and furnishing of our apartment units, and provide high-quality, reliable one-stop services. We have no physical storefronts since inception. Our entire business process is empowered by technology to enable seamless online experience for both property owners and residents. Our technology system reduces our reliance on local expertise, enables higher efficiency and facilitates rapid expansion. Our disruptive business model has enabled us to achieve unparalleled growth, operational excellence and customer satisfaction.

        We operate two branded products, "Danke Apartment ( )" and "Dream Apartment ( )." Danke Apartment has been the primary focus of our business since our inception in 2015. We source and lease apartments from individual property owners on a long-term basis, design, renovate and furnish such apartments in a standardized and stylish manner, and rent them out to individual residents, either as private rooms within an apartment or an entire apartment. Leveraging our experience in operating Danke Apartment, we introduced Dream Apartment in November 2018 to target the large but underserved blue-collar apartment segment. We lease entire buildings or floors in a building, transform them into dormitory-style apartments, and provide to corporate clients for employee accommodation. For all of our residents, we provide high-quality one-stop services, including cleaning, repair and maintenance, WiFi as well as 24/7 resident support.

        We currently generate revenues primarily from rents and service fees. Our revenues increased by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million (US$374.3 million) in 2018, and by 198.8% from RMB1,673.0 million in the nine months ended September 30, 2018 to RMB4,999.7 million (US$699.5 million) in the nine months ended September 30, 2019.

Key Factors Affecting Our Results of Operations

        Our results of operations are affected by the general factors affecting China's residential rental market, including, among others, China's overall economic growth and urbanization rate, level of housing prices and rental prices, growth of population with rental needs, consumption upgrade driving demand for better services, increasing usage of internet for browsing and transactions, and emergence of co-living platforms. It is also affected by changes in regulatory environment, such as adoption of favorable policies supporting the growth of residential rental market. While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Number of our apartment units

        Our ability to continuously expand our co-living platform and source a large number of apartment units is the basis of our rapid business expansion and revenues growth. We plan to increase such number by exploring new neighborhoods in our existing cities and expanding into new cities that are economically vibrant and have a large population with rental needs. Whether we can succeed in continually increasing the number of our apartment units depends on the accuracy of our city-level and neighborhood-level planning as well as the competitive landscape in the geographic areas we target. It also depends to a large extent on our efficiency in sourcing apartments, including the size and resources of our business development team and the effectiveness of our technology system in aiding our geographic expansion through analytics of multi-dimensional rental-related data.

        In addition, we typically enter into four- to six-year leases with property owners of Danke Apartment and ten-year leases with property owners of Dream Apartment. Our ability to secure high-quality apartments on a long-term basis at locked-in cost helps us achieve promising return over the entire lifecycle.

Level of rents and service fees we charge

        We currently generate substantially all of our revenues from rents and service fees, and plan to offer additional value-added services, such as IoT smart home, moving services, financial and insurance services, new retail and other local services, which would increase our service fees. The level of rents and service fees we are able to charge depends on the market rates in the geographic areas we operate and the intensity of competition in such areas. We operate in a mix of cities in China, and some cities, in particular Beijing, Shanghai and Shenzhen, generally have higher market rents than the other cities. We utilize an Intelligent Pricing System to set pricing for our apartment units through algorithms and big data analytics. The effectiveness of such system impacts our ability to optimize pricing.

Ability to manage occupancy rate

        Our results of operations are affected by our ability to manage the occupancy rate of our apartment units. After we source an apartment from the property owner, we need to renovate and furnish the apartment and seek residents to fill the apartment, which will adversely affect our occupancy rate during such period. As such, when we rapidly expand our co-living platform and acquire a large number of apartment units, our occupancy rate for the relevant period may be adversely affected.

        We endeavor to continuously improve the quality of our apartment units and services and upgrade and diversify our product and service offerings to appeal to more potential residents, which we believe help shorten the vacancy period of our apartment units. The efficiency of our sales team and the effectiveness of our sales and marketing efforts, including general brand advertising and targeted marketing campaigns to improve our brand awareness, also play an important role. As we improve the efficiency of our sales team and enhance our sales and marketing efforts, we will be able to shorten the vacancy period of our apartment units and improve our occupancy rate. The effectiveness of our artificial intelligence technology in making personalized recommendations also helps improve our occupancy rate.

Ability to effectively manage our operating expenses

        Our ability to effectively manage our operating expenses while continuing to grow our business is essential to our results of operations. Rental cost collectively with pre-opening expense represent the rents we pay to the property owners, which constitute the largest component of our operating expenses. In particular, pre-opening expense is incurred during a period in which no revenue is generated, and thus our ability to improve our efficiency in renovation and furnishing and reduce the average length of the pre-opening period is an important factor affecting our results of operations. The pre-opening period approximates the time required for renovation and furnishing. The average time for renovation and furnishing was 22.4 days, 21.1 days and 18.7 days in 2017, 2018 and the nine months ended September 30, 2019, respectively. Increased business scale and enhanced brand influence will improve our bargaining power with property owners and enable us to more effectively control our rental cost. In addition, the long-term nature of our leases with property owners enables us to lock in rental cost with relatively low rent escalation at an early stage. Depreciation and amortization is another major component of our operating expenses, which corresponds with our renovation and furnishing cost. Our ability to control renovation and furnishing cost depends largely on our supply chain efficiency and bargaining power with our suppliers to obtain more favorable pricing terms, which can be achieved through economies of scale. Moreover, our ability to effectively manage our sales and marketing expenses also affect our results of operations. As our business further grows, we believe we will be able to take advantage of increased economies of scale to further improve our operational efficiency over time.

Key Operating Metrics

        We regularly review a number of key operating metrics to evaluate our business and measure our performance, which are set forth in the table below.

	As of December 31,			As of September 30,
	2016	2017	2018	2018	2019
Number of cities in which we operated	3	6	9	9	13
Number of apartment units we operated:
Pre-opening apartment units(1)	633	3,510	27,007	11,235	14,835
Opened apartment units(2)	12,866	48,671	209,413	152,809	391,911

Total	13,499	52,181	236,420	164,044	406,746

Number of apartment units we operated:
Beijing, Shanghai and Shenzhen	13,499	46,472	152,630	114,519	213,866
Other cities	0	5,709	83,790	49,525	192,880

Total	13,499	52,181	236,420	164,044	406,746

(1)
Represent apartment units that are within the pre-opening period.

(2)
Represent apartment units that achieve ready-to-move-in status, including those rented out and to be rented out.

	Year Ended		Nine Months Ended September 30,
	2017	2018	2018	2019
	(in RMB)
Average revenues per rented-out unit per month(1)	2,439	2,352	2,408	2,155
Average leasing cost per unit per month(2)	1,718	1,637	1,656	1,564

(1)
Represents the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days we rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

(2)
Represents leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days we operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

        We operate in a mix of cities in China, and some cities, in particular Beijing, Shanghai and Shenzhen, generally have higher market rents than the other cities. Therefore, as we expand into more cities, the average revenues per rented-out unit per month and the average leasing cost per unit per month may fluctuate over time. On the other hand, the average rental spread (defined as the average revenues per rented-out unit per month less the average leasing cost per unit per month) as a percentage of the average revenues per rented-out unit per month in the other cities is in general higher than in Beijing, Shanghai and Shenzhen. In the nine months ended September 30, 2019, we strategically accelerated our expansion and offered rental discounts to our residents, which contributed to the decrease of the average rental spread as a percentage of the average revenues per rented-out unit per month from the same period in 2018.

	As of December 31,		As of September 30,
	2017	2018	2018	2019
Occupancy rate(1)	85.8%	76.9%	82.9%	86.9%

(1)
Represents the number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date.

	As of December 31,		As of September 30,
	2017	2018	2019
Revenue Backlog (in RMB thousands)(1)(2)	749,377	2,365,982	5,478,881

(1)
Represents total rents, service fees and utility charges to be recognized as our revenues under our leases with residents and corporate clients existing as of the date specified, assuming all of these leases will be performed to the end of their terms and not renewed.

(2)
The continuous increase in revenue backlog from 2017 to 2018 and further to the nine months ended September 30, 2019 was primarily driven by the rapid expansion of our apartment network.

Our Economics

        We aim to operate our business so that each new apartment unit is accretive to our long-term financial performance. After we sign new leases with the property owners, we need to invest in renovating and furnishing the newly sourced apartment units, which generally takes 17-21 days before they are ready for renting to our residents. Before an apartment unit is filled, we incur leasing cost to the property owner in addition to initial investment, without generating revenues.

        We fill our ready-to-move-in apartment units leveraging our sales and marketing efforts. After we rent out a unit, we start collecting rents and service fees from our resident, generating a recurring stream of revenues and cash flows. At this point, the net cash flows shift from outgoing to incoming. As we generate revenues over each period after the apartment unit is filled, the cumulative incoming cashflow will allow us to recover our initial investment after a certain period of time and start realizing returns from such apartment unit. We refer to the amount of time required to recover the initial capital investment for the apartment units sourced in a given period as payback period. It is calculated as the average cost for renovation and furnishing per unit for such period divided by the average rental spread for such period. From the first quarter of 2017 to the third quarter of 2019, the payback period for the apartment units sourced in each quarter typically ranged between 12 to 20 months. As we expand our scale, we will be able to improve our cost efficiency, further enhance our return and shorten our payback period.

        We typically sign leases for four to six years with property owners to lock in favorable terms and asset exclusivity, and one-year leases with our residents. We are therefore able to lock in stable leasing cost over the terms of the leases with property owners and enjoy potential upside from rent increase on the resident side. In addition, as we introduce more value-added services to our residents, we will continue to increase the overall lifetime value of each of our apartment unit.

        We intend to continue to deploy capital to grow and source new apartment units. Since we are currently in a rapid growth stage, we expect to continue to incur upfront investment for our newly sourced apartment units. As a higher percentage of our apartment units pass their pay-back period over time, we believe that our profitability profile will continue to improve.

Key Components of Results of Operations

Revenues

        We derive our revenues primarily from rents we charge for renting our apartment units to our residents and service fees for providing various services to our residents, including cleaning, repair and maintenance, WiFi and 24/7 resident support. We have been enriching our value-added services and began charging a monthly service fee in late 2017, which was typically 6% to 8% of the monthly rent. We also derive revenues from other sources such as early termination fees and utilities such as water and gas. Our revenues are recorded net of rental discounts, cash rebates and value-added tax.

Operating Expenses

        Our operating expenses consist of rental cost, depreciation and amortization, other operating expenses, pre-opening expense, sales and marketing expenses, general and administrative expenses, and technology and product development expenses. The following table sets forth a breakdown of operating expenses, expressed as an absolute amount and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Rental cost	511,697	77.9	2,171,755	303,840	81.2	1,300,709	77.7	4,450,199	622,606	89.0
Depreciation and amortization	98,984	15.1	373,231	52,217	14.0	227,339	13.6	790,357	110,575	15.8
Other operating expenses	46,456	7.1	295,141	41,292	11.0	187,436	11.2	552,859	77,348	11.1
Pre-opening expense	62,119	9.5	270,399	37,830	10.1	181,292	10.8	186,344	26,070	3.7
Sales and marketing expenses	80,991	12.3	471,026	65,899	17.6	287,881	17.2	793,722	111,046	15.9
General and administrative expenses	49,960	7.6	203,847	28,519	7.6	129,307	7.7	395,766	55,370	7.9
Technology and product development expenses	25,194	3.8	110,954	15,523	4.1	71,281	4.3	143,601	20,091	2.9

Total	875,401	133.3	3,896,353	545,120	145.6	2,385,245	142.5	7,312,848	1,023,106	146.3

        Rental Cost.    Rental cost represents the rents incurred for our opened apartment units. We typically enter into four- to six-year leases with property owners of Danke Apartment and ten-year leases with property owners of Dream Apartment, which enables us to lock in long-term rental cost.

        Depreciation and Amortization.    Depreciation and amortization mainly consist of the depreciation and amortization of leasehold improvements, as well as appliances and furniture for the apartment units. Depreciation and amortization associated with the apartment units are recognized on a straight-line basis over shorter of the estimated useful lives of the assets and the lease term, starting from when the apartment units achieve ready-to-move-in status.

        Other Operating Expenses.    Other operating expenses mainly consist of (i) cost of services provided to our residents, including apartment cleaning expenses, utilities, repair and maintenance fees and cost related to our call center, (ii) payroll cost of our business development and supporting teams, (iii) incentives for apartment sourcing, including commissions for our business development team as well as lead generation fees and (iv) other expenses, including transaction fees charged by third-party payment channels and others. The following table sets forth a breakdown of other operating expenses, expressed as an absolute amount and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other operating expenses:
Cost of services	5,339	0.8	96,834	13,548	3.6	63,103	3.8	252,250	35,291	5.0
Payroll cost	23,269	3.5	105,387	14,744	3.9	70,841	4.2	124,089	17,361	2.5
Incentives for apartment sourcing	7,655	1.2	31,077	4,348	1.2	18,536	1.1	57,303	8,017	1.1
Other expenses	10,193	1.6	61,843	8,652	2.3	34,956	2.1	119,217	16,679	2.5

Total	46,456	7.1	295,141	41,292	11.0	187,436	11.2	552,859	77,348	11.1

        Pre-Opening Expense.    Pre-opening expense represents the rents incurred for our pre-opening apartment units.

        Sales and Marketing Expenses.    Sales and marketing expenses mainly consist of (i) advertising expenses, (ii) payroll cost for our sales and sales supporting teams, (iii) incentives for apartment renting, including commissions for our sales team as well as lead generation fees and (iv) other sales and marketing expenses. The following table sets forth a breakdown of sales and marketing expenses, expressed as an absolute amount and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Advertising expenses	31,572	4.8	200,733	28,084	7.5	119,621	7.2	403,738	56,485	8.1
Payroll cost	27,801	4.2	175,612	24,569	6.6	110,621	6.6	187,901	26,288	3.8
Incentives for apartment renting	19,403	3.0	75,301	10,535	2.8	45,410	2.7	145,132	20,305	2.9
Other expenses	2,215	0.3	19,380	2,711	0.7	12,229	0.7	56,951	7,968	1.1

Total	80,991	12.3	471,026	65,899	17.6	287,881	17.2	793,722	111,046	15.9

        General and Administrative Expenses.    General and administrative expenses mainly include payroll cost for personnel engaged in general corporate functions, professional fees and office rental expenses.

        Technology and Product Development Expenses.    Technology and product development expenses mainly consist of payroll and related expenses for personnel engaged in developing and improving rental products, technology system and IT infrastructure, as well as expenses associated with the use of facilities and equipment for research and development, such as depreciation expenses.

Interest Expenses

        Interest expenses primarily consist of the interest expenses related to rent financing. We cooperate with licensed financial institutions to offer rent financing to certain of our residents. The typical amount financed under such arrangement is rent for 11 months, which covers the entire lease term excluding the first month. The resident makes an upfront deposit with us and pays us the first month of rent and service fee. The financial institution makes an upfront payment equal to the rent for the rest of the resident's lease term to us and we pay the corresponding interest to the relevant financial institution. We consider such arrangement as financing activities and record such interest as our interest expenses. We do not directly provide any special incentives to the residents to cause them to enter into such arrangement. We believe many of our residents choose to enter into the rent financing arrangement because it allows the residents to make advance payment for their rent on a monthly basis in the form of loan repayment to the financial institutions, as opposed to quarterly, semi-annual or annual advance payment if they do not opt for such arrangement. 91.3%, 75.8% and 67.9% of the residents who had valid leases with us in 2017, 2018 and the nine months ended September 30, 2019 had rent financing arrangement with us in the respective periods indicated. Among such residents, 30.2%, 46.8% and 44.6% terminated their leases early in 2017, 2018 and the nine months ended September 30, 2019, respectively. In the event of early termination or a resident's default, we will return the upfront payment for the remaining lease term to the relevant financial institution. We typically return such payment within two business days after the early termination or a resident's default. The following table sets forth a breakdown of our interest expenses, expressed as an absolute amount and as a percentage of the total revenues, for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest Expenses:
Interest expenses related to rent financing	52,343	8.0	152,996	21,405	5.7	99,788	6.0	175,764	24,590	3.6
Other interest expenses	2,670	0.4	10,361	1,449	0.4	2,118	0.1	77,217	10,803	1.5

Total	55,013	8.4	163,357	22,854	6.1	101,906	6.1	252,981	35,393	5.1

Taxation

Cayman Islands

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable to instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to our company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

PRC

        In March 2007, the National People's Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017 and on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to the PRC enterprise income tax, or the EIT, at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term "de facto management body" as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. Generally, our subsidiaries, our consolidated VIEs and their subsidiaries in China are subject to EIT on their taxable income in China at a rate of 25%. The EIT is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries to be a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in

China, in which case we or the applicable overseas subsidiaries, as the case may be, would be subject to the PRC EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow.

        Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are nonresident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

        In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed to be a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation.

        Furthermore, if we are deemed to be a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered to be a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

        In April 2018, the Ministry of Finance, or MOF, and State Administration of Taxation, or SAT, jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales or imports of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates were adjusted to 16% and 10%, respectively and (ii) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate was adjusted to 16%. Circular 32 became effective on May 1, 2018 and superseded existing provisions which were inconsistent with Circular 32.

        Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which was promulgated by MOF, SAT and the General Administration of Customs on March 20, 2019, where (i) for VAT taxable sales or imports of goods originally subject to VAT rates of 16%, such tax rates shall be adjusted to 13% and (ii) for exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

        We are subject to VAT at a rate of approximately 6% on the services and solutions we provide to our customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Non-GAAP Financial Measures

        We use EBITDA, adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and income that we include in net loss. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        EBITDA represents net loss before depreciation and amortization, interest expenses, interest income and income tax benefit (expense).

        Adjusted EBITDA represents EBITDA before share-based compensation and incentives for apartment sourcing. Adjusted net loss represents net loss before share-based compensation and incentives for apartment sourcing. Incentives for apartment sourcing consist of commissions and lead generation fees related to apartment sourcing. We pay commissions and lead generation fees upfront when the relevant apartment is sourced and amortize such cost on a straight-line basis over the term of the lease with the property owner, which is generally four to six years. Share-based compensation used in the calculation of the adjusted EBITDA and adjusted net loss represents compensation expenses in connection with the issuance of restricted shares to our co-founders. It does not, however, include the share-based compensation in connection with the repurchase in cash in January 2019 of the share options previously granted to certain employees.

        The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

        The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)
Add:
Depreciation and amortization	98,984	373,231	52,217	227,339	790,357	110,575
Interest expenses	55,013	163,357	22,854	101,906	252,981	35,393
Income tax expense/(benefit)	(112)	112	16	112	(2,167)	(303)
Subtract:
Interest income	831	20,226	2,830	6,449	47,702	6,674

EBITDA	(118,470)	(853,275)	(119,377)	(490,088)	(1,522,751)	(213,042)

Add:
Incentives for apartment sourcing	7,655	31,077	4,348	18,536	57,303	8,017
Share-based compensation	8,569	5,808	813	4,393	4,511	631

Adjusted EBITDA	(102,246)	(816,390)	(114,216)	(467,159)	(1,460,937)	(204,394)

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(191,634)	(812,996)	(2,516,220)	(352,033)
Add:
Incentives for apartment sourcing	7,655	31,077	4,348	18,536	57,303	8,017
Share-based compensation	8,569	5,808	813	4,393	4,511	631

Adjusted Net Loss	(255,300)	(1,332,864)	(186,473)	(790,067)	(2,454,406)	(343,385)

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,					Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	656,782	100.0	2,675,031	374,251	100.0	1,673,002	100.0	4,999,740	699,489	100.0
Operating expense:
Rental cost	(511,697)	(77.9)	(2,171,755)	(303,840)	(81.2)	(1,300,709)	(77.7)	(4,450,199)	(622,606)	(89.0)
Depreciation and amortization	(98,984)	(15.1)	(373,231)	(52,217)	(14.0)	(227,339)	(13.6)	(790,357)	(110,575)	(15.8)
Other operating expenses	(46,456)	(7.1)	(295,141)	(41,292)	(11.0)	(187,436)	(11.2)	(552,859)	(77,348)	(11.1)
Pre-opening expense	(62,119)	(9.5)	(270,399)	(37,830)	(10.1)	(181,292)	(10.8)	(186,344)	(26,070)	(3.7)
Sales and marketing expenses	(80,991)	(12.3)	(471,026)	(65,899)	(17.6)	(287,881)	(17.2)	(793,722)	(111,046)	(15.9)
General and administrative expenses	(49,960)	(7.6)	(203,847)	(28,519)	(7.6)	(129,307)	(7.7)	(395,766)	(55,370)	(7.9)
Technology and product development expenses	(25,194)	(3.8)	(110,954)	(15,523)	(4.1)	(71,281)	(4.3)	(143,601)	(20,091)	(2.9)

Operating loss	(218,619)	(33.3)	(1,221,322)	(170,869)	(45.6)	(712,243)	(42.5)	(2,313,108)	(323,617)	(46.3)

Change in fair value of convertible loan	(441)	(0.1)	(6,962)	(974)	(0.3)	(6,962)	(0.4)	—	—	—

Interest expense	(55,013)	(8.4)	(163,357)	(22,854)	(6.1)	(101,906)	(6.1)	(252,981)	(35,393)	(5.1)
Interest income	831	0.1	20,226	2,830	0.8	6,449	0.4	47,702	6,674	1.0
Investment income	1,606	0.2	1,778	249	0.1	1,778	0.1	—	—	—

Loss before income taxes	(271,636)	(41.5)	(1,369,637)	(191,618)	(51.1)	(812,884)	(48.5)	(2,518,387)	(352,336)	(50.4)

Income tax benefit (expense)	112	0.0	(112)	(16)	(0.0)	(112)	(0.0)	2,167	303	0.0

Net loss	(271,524)	(41.5)	(1,369,749)	(191,634)	(51.1)	(812,996)	(48.5)	(2,516,220)	(352,033)	(50.4)

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

        Revenues.    Our revenues increased by 198.8% from RMB1,673.0 million in the nine months ended September 30, 2018 to RMB4,999.7 million (US$699.5 million) in the same period in 2019, primarily due to an increase in opened apartment units through organic growth, which contributed to 176.0% of the revenue growth during the period, while the remaining 22.8%, or RMB381.4 million (US$53.4 million), of growth in our revenues in the nine months ended September 30, 2019 was due to an increase in opened apartment units through acquisition of Aishangzu in March 2019. We had 152,809 opened apartment units as of September 30, 2018 and 391,911 opened apartment units as of September 30, 2019.

        Operating expenses.    Our total operating expenses increased by 206.6% from RMB2,385.2 million in the nine months ended September 30, 2018 to RMB7,312.8 million (US$1,023.1 million) in the same period in 2019, primarily driven by a 188.8% increase in operating expenses due to the expansion of our apartment network through organic growth and a 17.8% increase in operating expenses due to acquisition of Aishangzu in March 2019, which resulted in additional operating expenses of RMB424.7 million (US$59.4 million) in the nine months ended September 30, 2019.

  •
  Rental cost.  Our rental cost increased by 242.1% from RMB1,300.7 million in the nine months ended September 30, 2018 to RMB4,450.2 million (US$622.6 million) in the same period in 2019, primarily due to an increase in the number of opened apartment units. Our rental cost as a percentage of our revenues increased from 77.7% in the nine months ended September 30, 2018 to 89.0% in the same period in 2019 as we strategically accelerated the expansion of our co-living platform and sourced a large number of new apartment units towards the end of 2018.

  •
  Depreciation and amortization.  Our depreciation and amortization increased by 247.7% from RMB227.3 million in the nine months ended September 30, 2018 to RMB790.4 million (US$110.6 million) in the same period in 2019, primarily due to an increase in the number of apartment units we renovated and opened.

  •
  Other operating expenses.  Our other operating expenses increased by 195.0% from RMB187.4 million in the nine months ended September 30, 2018 to RMB552.9 million (US$77.3 million) in the same period in 2019, primarily due to (i) an increase in the cost of services provided to our residents from RMB63.1 million in the nine months ended September 30, 2018 to RMB252.3 million (US$35.3 million) in the same period in 2019, which was in line with our business expansion, (ii) an increase in payroll cost from RMB70.8 million to RMB124.1 million (US$17.4 million), primarily due to an increase in headcounts and (iii) an increase in incentives for apartment sourcing from RMB18.5 million in the nine months ended September 30, 2018 to RMB57.3 million (US$8.0 million) in the same period in 2019, as we incurred additional commissions and lead generation fees in sourcing more apartments.

  •
  Pre-opening expense.  Our pre-opening expense increased by 2.8% from RMB181.3 million in the nine months ended September 30, 2018 to RMB186.3 million (US$26.1 million) in the same period of 2019. The increase was primarily attributable to an increase in the number of pre-opening apartment units during the period.

  •
  Sales and marketing expenses.  Our sales and marketing expenses increased by 175.7% from RMB287.9 million in the nine months ended September 30, 2018 to RMB793.7 million (US$111.0 million) in the same period in 2019, primarily due to (i) an increase in the advertising expenses from RMB119.6 million to RMB403.7 million (US$56.5 million) as we increased our advertising efforts in both online and offline channels, such as placing more advertisements on social media and third-party rental listing platforms and in offline public venues to increase our brand awareness and prepare us for future expansion, (ii) an increase in payroll cost from RMB110.6 million to RMB187.9 million (US$26.3 million), primarily due to an increase in headcounts and (iii) an increase in incentives for apartment renting from RMB45.4 million to RMB145.1 million (US$20.3 million), as we incurred additional commissions and lead generation fees in renting out our apartment units.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 206.1% from RMB129.3 million in the nine months ended September 30, 2018 to RMB395.8 million (US$55.4 million) in the same period in 2019, primarily due to the hiring of additional personnel for general corporate functions at our headquarters and for regional managerial role.

  •
  Technology and product development expenses.  Our technology and product development expenses increased by 101.5% from RMB71.3 million in the nine months ended September 30, 2018 to RMB143.6 million (US$20.1 million) in the same period in 2019, primarily due to the expansion of our technology team with additional experienced research and development personnel to develop our technology system and improve our product and service offerings.

        Operating loss.    As a result of the foregoing, our total operating loss increased by 224.8% from RMB712.2 million in the nine months ended September 30, 2018 to RMB2,313.1 million (US$323.6 million) in the same period in 2019.

        Change in fair value of convertible loan.    We recorded a change in fair value of convertible loan of RMB7.0 million in the nine months ended September 30, 2018, which reflected the change in fair value of the convertible loan between the issuance date and the conversion date and nil in the nine months ended September 30, 2019.

        Interest expenses.    Our interest expenses increased by 148.3% from RMB101.9 million in the nine months ended September 30, 2018 to RMB253.0 million (US$35.4 million) in the nine months ended September 30, 2019, primarily due to (i) an increase in interest expenses related to rent financing from RMB99.8 million to RMB175.8 million (US$24.6 million), which was driven by the increase in the number of residents who opted for rent financing as we rented out more apartment units and (ii) an increase in interest expenses related to bank loans from RMB2.1 million in the nine months ended September 30, 2018 to RMB77.2 million (US$10.8 million) in the nine months ended September 30, 2019.

        Interest income.    Our interest income was RMB6.4 million in the nine months ended September 30, 2018 and RMB47.7 million (US$6.7 million) in the nine months ended September 30, 2019, which was primarily generated from our bank deposits.

        Investment income.    Our investment income was RMB1.8 million in the nine months ended September 30, 2018, primarily related to the wealth management products we purchased, and nil in the nine months ended September 30, 2019.

        Loss before income taxes.    As a result of the foregoing, our loss before income taxes increased by 209.8% from RMB812.9 million in the nine months ended September 30, 2018 to RMB2,518.4 million (US$352.3 million) in the same period in 2019.

        Income tax benefit (expense).    Our income tax benefit was RMB0.1 million in the nine months ended September 30, 2018 and we recorded an income tax expense of RMB2.2 million (US$0.3 million) in the nine months ended September 30, 2019.

        Net loss.    As a result of the foregoing, our net loss increased by 209.5% from RMB813.0 million in the nine months ended September 30, 2018 to RMB2,516.2 million (US$352.0 million) in the same period in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

        Revenues.    Our revenues increased by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million (US$374.3 million) in 2018, primarily driven by an expansion of our apartment network. We had 48,671 opened apartment units as of December 31, 2017 and 209,413 opened apartment units as of December 31, 2018.

        Operating expenses.    Our total operating expenses increased by 345.0% from RMB875.5 million in 2017 to RMB3,896.3 million (US$545.1 million) in 2018, as we increased the number of apartment units we operated and expanded to three additional cities in 2018.

  •
  Rental cost.  Our rental cost increased by 324.4% from RMB511.7 million in 2017 to RMB2,171.8 million (US$303.8 million) in 2018, primarily due to an increase in the number of opened apartment units.

  •
  Depreciation and amortization.  Our depreciation and amortization increased by 277.0% from RMB99.0 million in 2017 to RMB373.2 million (US$52.2 million) in 2018, primarily due to an increase in the number of apartment units we renovated and opened.

  •
  Other operating expenses.  Our other operating expenses increased by 534.6% from RMB46.5 million in 2017 to RMB295.1 million (US$41.3 million) in 2018, primarily due to (i) an increase in the cost of services provided to our residents from RMB5.3 million in 2017 to RMB96.8 million (US$13.5 million) in 2018, as we enhanced our service offerings and scaled up our business, (ii) an increase in payroll cost from RMB23.3 million to RMB105.4 million (US$14.7 million), primarily due to an increase in headcounts and (iii) an increase in incentives for apartment sourcing from RMB7.7 million in 2017 to RMB31.1 million (US$4.3 million) in 2018, as we incurred additional commissions and lead generation fees in sourcing more apartments.

  •
  Pre-opening expense.  Our pre-opening expense increased by 335.4% from RMB62.1 million in 2017 to RMB270.4 million (US$37.8 million) in 2018, as we strategically sourced a substantial number of apartments in 2018, particularly in the fourth quarter of 2018, in preparation for the first half of 2019.

  •
  Sales and marketing expenses.  Our sales and marketing expenses increased by 481.5% from RMB81.0 million in 2017 to RMB471.0 million (US$65.9 million) in 2018, primarily due to (i) an increase in the advertising expenses from RMB31.6 million to RMB200.7 million (US$28.1 million) as we increased our advertising efforts in both online and offline channels, such as placing more advertisements on third-party rental listing platforms and in offline public venues to increase our brand awareness and prepare us for future expansion, (ii) an increase in payroll cost from RMB27.8 million to RMB175.6 million (US$24.6 million), primarily due to an increase in headcounts and (iii) an increase in incentives for apartment renting from RMB19.4 million to RMB75.3 million (US$10.5 million), as we incurred additional commissions and lead generation fees in renting out our apartment units.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 307.6% from RMB50.0 million in 2017 to RMB203.8 million (US$28.5 million) in 2018, primarily due to hiring of additional personnel for general corporate functions at our headquarters and for regional managerial role.

  •
  Technology and product development expenses.  Our technology and product development expenses increased by 340.5% from RMB25.2 million in 2017 to RMB111.0 million (US$15.5 million) in 2018, primarily due to the expansion of our technology team with additional experienced research and development personnel to develop our technology system and improve our service and product offerings.

        Operating loss.    As a result of the foregoing, our total operating loss increased by 458.7% from RMB218.6 million in 2017 to RMB1,221.3 million (US$170.9 million) in 2018.

        Change in fair value of convertible loan.    We recorded a change in fair value of convertible loan of RMB0.4 million in 2017 and RMB7.0 million (US$1.0 million) in 2018, which reflected the change in fair value of the convertible loan.

        Interest expenses.    Our interest expenses increased by 197.1% from RMB55.0 million in 2017 to RMB163.4 million (US$22.9 million) in 2018, primarily due to an increase in interest expense related to rent financing from RMB52.3 million to RMB153.0 million (US$21.4 million). Such increase was driven by the increase in the number of residents who opted for rent financing as we rented out more apartment units.

        Interest income.    Our interest income was RMB0.8 million in 2017 and RMB20.2 million (US$2.8 million) in 2018, which was primarily generated from our bank deposits.

        Investment income.    Our investment income was RMB1.6 million in 2017 and RMB1.8 million (US$0.2 million) in 2018, primarily related to the wealth management product we purchased.

        Loss before income taxes.    As a result of the foregoing, our loss before income taxes increased by 404.3% from RMB271.6 million in 2017 to RMB1,369.6 million (US$191.6 million) in 2018.

        Income tax benefit/(expense).    Our income tax expense was RMB0.1 million in 2017 and we recorded an income tax benefit of RMB0.1 million (US$16 thousand) in 2018.

        Net loss.    As a result of the foregoing, our net loss increased by 404.5% from RMB271.5 million in 2017 to RMB1,369.7 million (US$191.6 million) in 2018.

Quarterly Operating Metrics

	As of
	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
Number of cities in which we operated	3	3	4	5	6	8	8	9	9	9	10	13
Number of apartment units we operated (by status):
Pre-opening apartment units(1)	633	1,142	3,360	4,657	3,510	10,593	13,876	11,235	27,007	15,012	5,160	14,835
Opened apartment units(2)	12,866	14,577	20,596	33,142	48,671	62,585	95,817	152,809	209,413	270,337	341,213	391,911

Total	13,499	15,719	23,956	37,799	52,181	73,178	109,693	164,044	236,420	285,349	346,373	406,746

Number of apartment units we operated (by city category):
Beijing, Shanghai and Shenzhen	13,499	15,719	23,443	35,377	46,472	59,974	82,504	114,519	152,630	176,746	192,268	213,866
Other cities	0	0	513	2,422	5,709	13,204	27,189	49,525	83,790	108,603	154,105	192,880

Total	13,499	15,719	23,956	37,799	52,181	73,178	109,693	164,044	236,420	285,349	346,373	406,746

(1)
Represent apartment units that are within the pre-opening period.

(2)
Represent apartment units that achieve ready-to-move-in status, including those rented out and to be rented out.

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
	(in RMB)
Average revenues per rented-out unit per month(1)	2,291	2,399	2,474	2,480	2,484	2,431	2,362	2,264	2,225	2,166	2,108
Average leasing cost per unit per month(2)	1,640	1,694	1,737	1,739	1,715	1,672	1,620	1,609	1,599	1,567	1,539

(1)
Represents the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days we rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

(2)
Represents leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days we operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

Selected Quarterly Results of Operations

        The following tables set forth our historical unaudited consolidated quarterly results of operations for the periods indicated. You should read the following tables in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The consolidated quarterly financial information includes all normal recurring adjustments that we consider necessary for a fair representation of our operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
	(in RMB thousands)
Revenues	81,942	117,578	188,168	269,094	350,510	527,296	795,196	1,002,029	1,193,770	1,746,381	2,059,589
Operating expenses:
Rental cost	(66,749)	(87,822)	(140,457)	(216,669)	(285,523)	(402,263)	(612,923)	(871,046)	(1,167,613)	(1,572,783)	(1,709,803)
Depreciation and amortization	(14,532)	(18,088)	(27,100)	(39,264)	(50,910)	(74,791)	(101,638)	(145,892)	(196,513)	(275,972)	(317,872)
Other operating expenses	(8,072)	(10,564)	(13,656)	(14,164)	(34,226)	(67,428)	(85,782)	(107,705)	(121,884)	(166,792)	(264,183)
Pre-opening expense	(2,888)	(10,450)	(24,454)	(24,327)	(31,081)	(56,643)	(93,568)	(89,107)	(83,321)	(32,399)	(70,624)
Sales and marketing expenses	(9,181)	(12,222)	(21,955)	(37,633)	(49,427)	(91,803)	(146,651)	(183,145)	(225,920)	(260,172)	(307,630)
General and administrative expenses	(6,562)	(9,446)	(11,940)	(22,012)	(25,362)	(36,870)	(67,075)	(74,540)	(113,109)	(147,135)	(135,522)
Technology and product development expenses	(2,767)	(4,342)	(6,886)	(11,199)	(13,178)	(22,511)	(35,592)	(39,673)	(48,608)	(45,187)	(49,806)

Operating loss	(28,809)	(35,356)	(58,280)	(96,174)	(139,197)	(225,013)	(348,033)	(509,079)	(763,198)	(754,059)	(795,851)

Change in fair value of convertible loan	(441)	—	—	—	(2,873)	(4,089)	—	—	—	—	—

Interest expense	(8,114)	(10,756)	(15,710)	(20,433)	(23,375)	(32,276)	(46,255)	(61,451)	(73,520)	(89,579)	(89,882)
Interest income	24	173	598	36	1,005	1,828	3,616	13,777	20,477	20,754	6,471
Investment income	—	—	631	975	1,778	—	—	—	—	—	—

Loss before income taxes	(37,340)	(45,939)	(72,761)	(115,596)	(162,662)	(259,550)	(390,672)	(556,753)	(816,241)	(822,884)	(879,262)

Income tax benefit/(expense)	—	—	—	112	(112)	—	—	—	—	2,167	—

Net loss	(37,340)	(45,939)	(72,761)	(115,484)	(162,774)	(259,550)	(390,672)	(556,753)	(816,241)	(820,717)	(879,262)

        We are subject to seasonality in our business. We typically experience a lower level of rental around lunar year-end when a large number of migrants return to their hometowns to celebrate the Chinese New Year, resulting in slower quarter-over-quarter growth in revenues in the first quarter. We generally rent out a higher number of apartment units during the graduation season when college students start to look for off-campus rental apartments, leading to higher quarter-over-quarter growth in revenues in the second and third quarter. Given the rapid growth of our business during the periods presented, the quarterly results of operations may not fully reflect the impact of seasonality. Our operating expenses continued to increase over the past eleven quarters as we grew our business and expanded our apartment network. The pre-opening expense in the second quarter of 2019 was lower than the first quarter of 2019 and the second quarter of 2018 primarily because we strategically sourced a substantial number of apartments in the fourth quarter of 2018 in preparation for the first half of 2019, resulting in a lower number of pre-opening apartment units in the second quarter of 2019. As we sourced an increasing number of apartments in the third quarter of 2019, the pre-opening expenses picked up.

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
	(in RMB thousands)
Other operating expenses:
Cost of services	950	1,262	1,434	1,693	11,335	26,418	25,350	33,731	56,603	65,861	129,786
Payroll cost	4,385	5,713	7,238	5,933	13,529	24,522	32,790	34,546	36,877	44,324	42,888
Incentives for apartment sourcing	1,023	1,305	2,134	3,193	3,842	5,597	9,097	12,541	15,628	18,319	23,356
Other expenses	1,714	2,284	2,850	3,345	5,520	10,891	18,545	26,887	12,776	38,288	68,153

Total	8,072	10,564	13,656	14,164	34,226	67,428	85,782	107,705	121,884	166,792	264,183

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
	(in RMB thousands)
Sales and marketing expenses:
Advertising expenses	2,396	4,305	8,847	16,024	22,549	39,190	57,882	81,112	120,264	133,720	149,754
Payroll cost	3,073	3,801	7,501	13,426	17,181	36,234	57,206	64,991	58,665	57,794	71,442
Incentives for apartment renting	3,036	3,613	5,251	7,503	9,251	14,065	22,094	29,891	37,434	45,564	62,134
Other expenses	676	503	356	680	446	2,314	9,469	7,151	9,557	23,094	24,300

Total	9,181	12,222	21,955	37,633	49,427	91,803	146,651	183,145	225,920	260,172	307,630

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
	(in RMB thousands)
Interest expenses:
Interest expenses related to rent financing	7,317	10,097	15,084	19,845	22,820	31,659	45,309	53,208	50,066	61,398	64,300
Other interest expenses	797	659	626	588	555	617	946	8,243	23,454	28,181	25,582

Total	8,114	10,756	15,710	20,433	23,375	32,276	46,255	61,451	73,520	89,579	89,882

Liquidity and Capital Resources

        Our primary sources of liquidity have been upfront payment from financial institutions in connection with rent financing, advance from our residents, issuance of equity securities and bank loans to our onshore entities guaranteed by our offshore entities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

        As of December 31, 2018 and September 30, 2019, we had cash of RMB1,087.3 million (US$152.1 million) and RMB376.5 million (US$52.7 million), respectively, and restricted cash of RMB1,378.3 million (US$192.8 million) and RMB1,921.3 million (US$268.8 million), respectively. Our restricted cash represented cash deposited with the banks in connection with borrowings from the banks and with financial institutions that offer rent financing.

        The expansion of our apartment network involves significant capital outlay, including capital required for sourcing, renovating and furnishing our apartment units and paying deposits and rents to property owners. Due to our rapid expansion, we had net cash used in operating activities of RMB114.6 million, RMB1,164.2 million (US$162.9 million) and RMB1,629.3 million (US$227.9 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively. While advance rent payments from our residents is an important source of our operating cash inflow, we also cooperated with financial institutions that provide rent financing to our residents and make upfront payments to us. Such arrangements, while financing activities in substance and recorded as cash inflow from financing activities, constitute an important source of cash inflow to support our business operation. As of September 30, 2019, we had upfront payment from financial institutions in connection with rent financing of RMB3,105.7 million (US$434.5 million) and advance from our residents of RMB794.3 million (US$111.1 million). 91.3%, 75.8% and 67.9% of the residents who had valid leases with us in 2017, 2018 and the nine months ended September 30, 2019 had rent financing arrangements with us in the respective periods indicated. The substantial decrease in such percentage was primarily due to our strategy to enhance our cooperation with more reputable financial institutions that offer lower interest rate and have more stringent credit assessment procedures. In addition, the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, which became effective on December 13, 2019, requires that a residential rental company, such as us, to make sure that the amount of payment it receives through rent financing does not exceed 30% of the rental income of such company by the end of 2022. See "Regulation—Regulations on Real Estate Leasing Services—General Regulations on Housing Leasing." As such, we plan to further reduce such ratio to below 30% by the end of 2021. We do not expect that the downward trend in utilization of rent financing will have a material adverse effect on our prospective liquidity since we can receive advance payment of rents and deposits from an increasing number of residents who do not utilize rent financing and we have diversified funding sources, including bank borrowings, and are exploring new types of financing such as supply chain financing to maintain our liquidity. If our residents early terminate their leases with us, we may be required to return applicable upfront payments to relevant financial institution or return applicable advance rent payment to the residents. In 2017, 2018 and the nine months ended September 30, 2019, the total amount of upfront payment that we returned to financial institutions in the event of early termination of the leases or defaults by the residents on loan repayment was RMB436.6 million, RMB1,757.1 million (US$245.8 million) and RMB1,759.4 million (US$246.1 million), respectively. However, we expect to be able to rent out the vacated apartment units to new residents within a relatively short period of time and collect advance rent payments from the new residents, or receive new upfront payments from financial institutions if the new residents decide to use rent financing solution. As such, we do not believe we have significant liquidity risk due to our net current liabilities.

        We believe that our current cash and cash equivalents and anticipated cash flows from operating activities and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time or decide to enhance our liquidity position or increase our cash reserve for expansion of our apartment network or other operational needs, we may seek to issue equity or debt securities or enter into additional credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. While we are exploring new types of financing such as supply chain financing, we cannot assure you that we will be able to secure such financing or reach an agreement on financing terms with banks or other relevant parties that are acceptable to us due to reasons beyond our control. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See "Risk Factors—Risks Relating to Our Business and Industry—Our business requires significant capital to expand our apartment network and renovate and furnish our apartments. Inability to obtain capital through financing or other sources on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects."

        Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

        The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(114,578)	(1,164,248)	(162,884)	(697,813)	(1,629,289)	(227,945)
Net cash used in investing activities	(489,282)	(1,324,021)	(185,237)	(502,153)	(1,668,826)	(233,478)
Net cash provided by financing activities	822,440	4,692,659	656,527	2,151,819	3,081,858	431,168
Net increase (decrease) in cash and restricted cash	212,470	2,251,532	315,001	1,023,885	(167,746)	(23,468)
Cash and restricted cash at the beginning of the period	1,532	214,002	29,940	214,002	2,465,534	344,941
Cash and restricted cash at the end of the period	214,002	2,465,534	344,941	1,237,887	2,297,788	321,473

Operating Activities

        Net cash used in operating activities was RMB1,629.3 million (US$227.9 million) in the nine months ended September 30, 2019.

        Net cash used in operating activities was RMB1,164.2 million (US$162.9 million) in 2018, primarily due to our net loss of RMB1,369.7 million (US$191.6 million), adjusted for (i) depreciation and amortization of RMB373.2 million (US$52.2 million) and (ii) changes in operating assets and liabilities. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase in deposit to landlords of RMB311.3 million (US$43.5 million), (ii) an increase in advance to landlords of RMB238.7 million (US$33.4 million), (iii) in increase in prepayments and other current assets of RMB222.6 million (US$31.1 million) and (iv) an increase in other non-current assets of RMB156.6 million (US$21.9 million) which was partially offset by (i) an increase in current and non-current deposits from residents of RMB235.7 million (US$33.0 million) and (ii) an increase in advance from residents of RMB173.9 million (US$24.3 million).

        Net cash used in operating activities was RMB114.6 million in 2017, primarily due to our net loss of RMB271.5 million, adjusted for (i) depreciation and amortization of RMB99.0 million and (ii) changes in operating assets and liabilities. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase in deposit to landlords of RMB78.8 million, (ii) an increase in advance to landlords of RMB44.8 million and (iii) an increase in other non-current assets of RMB35.3 million which was partially offset by (i) an increase in advance from residents of RMB91.1 million and (ii) an increase in current and non-current deposits from residents of RMB75.3 million.

Investing Activities

        Net cash used in investing activities was RMB1,668.8 million (US$233.5 million) in the nine months ended September 30, 2019, which was primarily attributable to (i) purchase of property and equipment, mainly leasehold improvements and purchase of furniture and appliances, of RMB1,595.8 million (US$223.3 million), (ii) investment in term deposits of RMB137.7 million (US$19.3 million) and (iii) payment for business acquisition of RMB196.9 million (US$27.6 million).

        Net cash used in investing activities was RMB1,324.0 million (US$185.2 million) in 2018, which was primarily attributable to (i) purchase of property and equipment, mainly leasehold improvements and purchase of furniture and appliances, of RMB1,291.5 million (US$180.7 million), (ii) investment in term deposits of RMB137.3 million (US$19.2 million) and (iii) purchase of short-term investment of

RMB80.0 million (US$11.2 million), which was partially offset by proceeds from sales of short-term investment of RMB231.9 million (US$32.4 million).

        Net cash used in investment activates was RMB489.3 million in 2017, which was primarily attributable to (i) purchase of property and equipment of RMB340.8 million and (ii) purchase of short-term investments of RMB490.1 million, which was partially offset by proceeds from sales of short-term investments of RMB341.6 million.

Financing Activities

        Net cash provided by financing activities was RMB3,081.9 million (US$431.2 million) in the nine months ended September 30, 2019, which was primarily attributable to (i) proceeds from bank borrowings of RMB6,408.5 million (US$896.6 million), including RMB5,060.9 million (US$708.0 million) of upfront payments from financial institutions relating to rent financing and (ii) proceeds from series C-2 redeemable convertible preferred shares of RMB1,500.4 million (US$209.9 million), which was partially offset by repayment of bank borrowings of RMB4,780.7 million (US$668.8 million).

        Net cash provided by financing activities was RMB4,692.7 million (US$656.5 million) in 2018, which was primarily attributable to (i) proceeds from bank borrowings of RMB5,637.6 million (US$788.7 million), including RMB4,497.1 million (US$629.2 million) of upfront payments from financial institution relating to rent financing, and (ii) proceeds from series B-1, B-2 and C redeemable convertible preferred shares and convertible loan of RMB2,546.4 million (US$356.3 million), which was partially offset by repayment of bank borrowings of RMB3,501.6 million (US$489.9 million).

        Net cash provided by financing activities was RMB822.4 million in 2017, which was primarily attributable to proceeds from bank borrowings of RMB1,725.5 million, including RMB1,725.5 million of upfront payments from financial institution relating to rent financing, which was partially offset by repayment of bank borrowings of RMB1,002.6 million.

Capital Expenditures

        We made capital expenditures of RMB340.8 million, RMB1,293.7 million (US$181.0 million) and RMB1,595.8 million (US$223.3 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively. Our capital expenditures were primarily in connection with renovation and furnishing of our apartment units. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations and Commitments

        The following table sets forth our contractual obligations and commitments as of September 30, 2019. Such contractual obligations and commitments were incurred by leasing of apartments and offices under non-cancellable operating leases and our long-term borrowings.

	Total		Less than 1 Year	1 - 3 Years	More than 3 Years
	RMB	US$	RMB
	(in thousands)
Apartments	26,501,767	3,707,734	7,501,973	11,849,918	7,149,876
Offices	67,510	9,445	40,750	26,679	81
Long-term borrowings	232,566	32,537	26,119	206,447	—

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

        We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries, consolidated VIEs and our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIE and its subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our subsidiaries in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss.

        We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi's daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$116.5 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB7.1477 for US$1.00 as of September 30, 2019 to a rate of RMB7.8625 to US$1.00, will result in an increase of RMB83.2 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB7.1477 for US$1.00 as of September 30, 2019 to a rate of RMB6.4329 to US$1.00, will result in a decrease of RMB83.2 million in our net proceeds from this offering.

Interest rate risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

        After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgments and Estimates

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Consolidation of Variable Interest Entities

        We operate certain of our business in China through Zi Wutong and Yishui, which are limited liability companies established under the laws of the PRC in January 2015 and November 2016, respectively. Yishui holds the VATS License for internet content provision business, or the ICP License, from the government in order to carry out certain VATS business in China. The equity interests of our consolidated VIEs are legally held by individuals who act as nominee equity holders of the consolidated VIEs on behalf of Xiaofangjian, one of our wholly-owned subsidiary of us. A series of contractual agreements, including power of attorney agreements, exclusive business cooperation agreements, equity interest pledge agreements, exclusive call option agreements and spouse consent letters, were entered among Zi Wutong, Xiaofangjian and nominee equity holders of Zi Wutong and among Yishui, Xiaofangjian and nominee equity holders of Yishui. Through the contractual arrangements, the nominee equity holders of the consolidated VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the consolidated VIEs to Xiaofangjian. The nominee equity holders of the consolidated VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the consolidated VIEs that most significantly impact their economic performance. Accordingly, the consolidated VIEs are considered variable interest entities.

        In accordance with Accounting Standards Codification ("ASC") 810-10-25-38A, we, through Xiaofangjian, has a controlling financial interest in the consolidated VIEs because Xiaofangjian has (i) the power to direct activities of the consolidated VIEs that most significantly impact the economic performance of con consolidated VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the consolidated VIEs that could potentially be significant to the consolidated VIEs. Thus, we, through the WOFE, is the primary beneficiary of the VIE.

        Under the terms of the contractual arrangements, Xiaofangjian has (i) the right to receive economic benefits that could potentially be significant to the consolidated VIEs in the form of service fees under the exclusive business cooperation agreement; (ii) the right to receive all dividends declared by the consolidated VIEs and the right to all undistributed earnings of the consolidated VIEs; (iii) the right to receive the residual benefits of the consolidated VIEs through its exclusive call option to acquire 100% of the equity interests in the consolidated VIEs, to the extent permitted under PRC law.

Accordingly, through Xiaofangjian, the financial statements of the consolidated VIE are consolidated in the consolidated financial statements of us.

        Under the terms of the contractual arrangements, the consolidated VIEs' nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to us. All of the deficit (net liabilities) and net loss of the VIE are attributed to us.

Share-based compensation

        We periodically grants share-based awards, including but not limited to, restricted ordinary shares and share options to eligible employees and directors, which are subject to service and performance conditions.

        We recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, we recognizes compensation cost on a tranche-by-tranche basis. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018. In accordance with reporting requirements set forth by the SEC, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

        The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements.

        We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that we will remediate our material weaknesses in a timely manner.

See "Risk Factors—Risks Related to Our Business and Industry—If we fail to remediate our material weaknesses and implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company's internal control over financial reporting.

Recent Accounting Pronouncements

        In February 2016, the FASB issued ASU No. 2016-02 ("ASU 2016-02"), Leases (Topic 842). ASU 2016-02 is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Additionally, the ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The update requires lessees to apply a modified retrospective approach for recognition and disclosure, beginning with the earliest period presented. In July 2018, the FASB issued ASU No. 2018-11, "Leases (Topic 842)"—Targeted Improvements, which allows an additional transition method to adopt the new lease standard at the adoption date, as compared to the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. Topic 842 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. In November 2019, the FASB issued ASU No. 2019-10 ("ASU 2019-10"), Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which defers the effective date of Topic 842 for all non-public companies to fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application continues to be allowed. As the Company is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2019-10 will be applied for the fiscal year ending December 31, 2021. The Company is currently evaluating the effect that this accounting standard will have on the consolidated financial statements and related disclosures.

        In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company is still evaluating the effect that this accounting standard will have on the consolidated financial statements and related disclosures.

INDUSTRY OVERVIEW

China's residential rental market

        China's residential rental market is large and fast growing. In 2018, approximately 200 million people lived in rented housing in China accounting for total rental income of RMB1.8 trillion. This market is expected to grow to RMB3.0 trillion by 2023, according to iResearch.

        China's tier 1 and tier 2 cities generally offer more vibrant economies, better career prospects and higher income levels, and have generally experienced net population inflows. These cities accounted for RMB1.2 trillion in total rental income in 2018, representing approximately 67% of China's total residential rental market. This market is expected to grow to RMB2.0 trillion in 2023.

China's Residential Rental Market
(RMB in trillion)

Source: National Bureau of Statistics of China, National Health Committee of China, iResearch

        The growth in China's residential rental market is driven by a number of factors:

        Continued urbanization.    China has experienced rapid urbanization over the past four decades. China's urban population increased from 182 million in 1979 to 837 million in 2018, representing nearly 60% of the total population. However, China's level of urbanization is still significantly below that of the US and Japan, which currently stands between 80-90%. China's rate of urbanization is expected to further increase to over 70% by 2030, implying an addition of more than 170 million to the urban population.

        High housing prices, particularly in tier 1 and tier 2 cities.    Most cities in China, especially tier 1 and tier 2 cities, have seen substantial increases in property prices over the past 20 years. Purchasing a property has thus become increasingly unaffordable: the price for a 100 square meter home ranged from 25 to 36 times of the average annual household income in Beijing, Shanghai and Shenzhen during the first half of 2019, among the highest of the major cities in the world. Due to high price and other factors, people are choosing to purchase homes later in life: the average age of first-time homebuyers in China's tier 1 cities (i.e., Beijing, Shanghai, Guangzhou and Shenzhen) has increased from 30 in 2013 to 35 in 2018, implying an additional five years of rental needs, according to iResearch.

        Changing mindset towards renting.    An increasing number of young people in China today prefer to rent rather than buy properties to have more disposable income for travel, leisure and entertainment and to give themselves more flexibility for relocation. In 2018, around 43% of young people accepted the idea of renting indefinitely instead of owning a property, according to iResearch.

        Favorable government policies.    The PRC government has made developing the residential rental market a priority in order to address housing problems in large cities. A number of supportive policies have been adopted, including granting renters equal access to public schools and other public services, and creating new financing channels for property rental companies.

Trend in residential rents

        Average residential rents in China have increased at a moderate rate in recent years. Going forward, rents are expected to increase at an accelerated rate for the next five years, especially in tier 1 and tier 2 cities.

Average Monthly Residential Rents Index in China
(Re-based to 2016 China overall)

Source: iResearch

The current state of China's residential rental market

        While there is strong and growing demand for rental housing, the conventional residential rental market in China is fragmented and inefficient, and one in which individual property owners and renters face numerous pain points. This presents an enormous opportunity for co-living platforms.

Pain points of property owners

  •
  Upgrade costs—high renovation and furnishing costs

  •
  Maintenance burden—obligation for ongoing repairs and maintenance

  •
  Inefficient rental process—significant time and efforts required in dealing with agents and potential renters

  •
  Vacancy risk—rental income loss between two contract periods when current contract expires

  •
  Credit risk—limited protection in the event that one renter does not pay rent or causes damage to property

Pain points of renters

  •
  Affordability—lack of affordable apartments in tier 1 and tier 2 cities, and difficulty in subletting in order to share rental costs

  •
  High search costs—high transaction costs and tedious transaction process

  •
  Poor housing conditions—no guarantee on housing conditions

  •
  Counterparty risks—untrustworthy property owners and agents during contract negotiations and post renting

  •
  Lack of services—no readily available cleaning or maintenance services

How co-living platforms address these pain points

        Co-living platforms provide an institutional solution to the fragmented and inefficient rental market. They centrally operate a large number of apartment units, leasing in apartments at scale and converting them into standardized and refurbished units, while offering an efficient transaction process and post-rental services. Through this, co-living platforms address the pain points of both renters and property owners.

        Affordability is the biggest issue for young renters today, particularly in tier 1 and tier 2 cities. In the conventional residential rental market, the smallest unit available for rent is often an entire apartment, as individual property owners are generally unable or otherwise unwilling to bear the burden and risk of renting out private rooms. Co-living platforms reduce the smallest unit available for rent to a private room (which we term "apartment unit"), thereby providing an affordable alternative. Below is an illustration of the difference in average cost of renting a studio or one-bedroom apartment compared with renting a private room with shared common space from Danke in the same neighborhood in Beijing in the nine months ended September 30, 2019.

 Average Monthly Rent in Beijing

(1)
Average monthly rent for a studio or one-bedroom apartment in the six urban districts of Beijing, namely Haidian, Chaoyang, Dongcheng, Xicheng, Fengtai and Shijingshan.

(2)
Average monthly rent for Danke's private room with shared common space, such as living room, kitchen and bathroom, in the six urban districts of Beijing mentioned above.

Source: iResearch

Key trends supporting the opportunity for co-living platforms

        A number of secular trends are driving the rise in popularity of co-living platforms, and their deepening penetration of the residential rental market:

        Sharing economy.    The current young generation is demonstrating a greater openness to the idea of sharing. Renting private rooms instead of an entire apartment has become an increasingly popular choice among young people in large cities.

        Online consumption.    The current young generation is accustomed to shopping, ride hailing and food delivery all being a tap away. An increasing number of renters are comfortable renting an apartment online without offline viewings from co-living platforms with a reputation for consistent quality.

        Consumption upgrade.    The current young generation increasingly desires convenience, reliability and quality of products and services. This overall trend suggests that young people in China will increasingly favor the quality and standardized offerings of co-living platforms over the inconsistent quality of apartments offered by individual property owners.

        Increasing acceptance by property owners.    As the offerings of co-living platforms in China become better known, property owners increasingly recognize the proposition they offer. This has seen an increasing willingness of property owners to rent to co-living platforms rather than manage the properties themselves and rent to individual renters.

        Currently most of the residential rental properties in China are still owned and operated by individual property owners. Properties operated by co-living platforms offering standardized renovation, furnishing and services only accounted for roughly 2% of all residential rental properties in China as of the end of 2018. In the United States and Japan, the percentage of renovated or serviced rental apartments operated by institutions was around 57% and 80%, respectively. We believe this suggests an enormous growth potential for co-living platforms in China.

The value-added services opportunity for co-living platforms

        As co-living platforms achieve scale, they accumulate a large, captive pool of renters to whom value-added services can be provided. Typical renters spend more than ten hours each day at home, and during their stay, they may demand a wide range of services including cleaning, repair and maintenance, laundry, relocation, food delivery, smart home and online insurance, among others. These services represented a nearly RMB2.4 trillion market in China in 2018, according to iResearch. This represents an enormous incremental opportunity beyond that offered by the residential rental market.

Our addressable market

        We see China's overall residential rental market as our total addressable market and the residential rental market in tier 1 and tier 2 cities as our serviceable addressable market, representing our immediate near term opportunity. We see the provision of value-added services to renters as an incremental opportunity beyond that of the residential rental market.

Source: iResearch

BUSINESS

Our Mission

        Our mission is to help people live better.

Overview

        We are redefining the residential rental market through technology. We started Danke in 2015 to provide young people with comfortable yet affordable homes. Today, we are one of the largest co-living platforms in China with the fastest growth, according to iResearch. We established operations in 13 cities in China as of September 30, 2019 and have become a major player in each of the 10 cities that we entered into prior to June 30, 2019. We grew the number of apartment units we operated from 2,434 as of December 31, 2015 to 406,746 as of September 30, 2019, a 166-fold increase over less than four years.

        China's residential rental market is expected to nearly double in size from 2018 to reach RMB3.0 trillion in 2023. We see an enormous opportunity within this addressable market, one of the last conventional markets to be touched by technology. China's residential rental market is highly fragmented and inefficient, and one in which both individual property owners and renters suffer from numerous pain points. We provide a solution to both property owners and renters through our innovative "new rental" business model, which is defined by the following features:

  •
  Centralization.  We centrally operate the apartments sourced from property owners and rent them out to our residents.

  •
  Standardization.  We standardize the design, renovation and furnishing of our apartment units, and provide high-quality, reliable one-stop services.

  •
  Online.  Our entire business process is empowered by technology to enable seamless online experience for both property owners and residents. We have had no physical storefronts since inception.

(1)
According to a survey conducted by iResearch of China's leading co-living platforms, including us and our peers in August 2019.

        We operate two branded products, "Danke Apartment ( )" and "Dream Apartment ( )." Danke Apartment has been the primary focus of our business since our inception in 2015. We source and lease apartments from individual property owners on a long-term basis, design, renovate and furnish such apartments in a standardized and stylish manner, and rent them out to individual residents, either as private rooms within an apartment or an entire apartment. Leveraging our experience in operating Danke Apartment, we introduced Dream Apartment in November 2018 to target the large but underserved blue-collar apartment segment. We lease entire buildings or floors in a building, transform them into dormitory-style apartments, and rent them to corporate clients for employee accommodation. For all of our residents, we provide high-quality one-stop services, including cleaning, repair and maintenance, WiFi as well as 24/7 resident support.

        We run Danke like a data science company. As founders are technology veterans, technology is deeply rooted in our DNA. At the core of our technology system is our proprietary artificial intelligence decision engine, or "Danke Brain," which makes real-time and unbiased decisions based on data analytics to guide each step of our business operations and generate valuable business intelligence. Danke Brain has self-learning capability. It is able to apply what it learns in existing cities and neighborhoods to new cities and neighborhoods, and improves from each transaction and interaction. It reduces our reliance on local expertise, enables higher efficiency and facilitates rapid expansion. Danke Brain is supported by our big data platform, which continually processes and structurizes a massive amount of data with over 100 dimensions. Connecting everything together, our IT infrastructure digitizes our business operation and links all of our employees, property owners, residents and third-party service providers.

        Leveraging our robust technology capabilities, we are able to handle complicated and large-scale business operations. For instance, pricing decisions represent a core competency for a co-living platform, yet pricing is complex due to the heterogeneous nature of apartments, neighborhoods and cities. Our technology system enables us to make tens of thousands of pricing decisions each day with approximately 95% accuracy rate of the estimated lease-out price, without the need to rely on the local expertise of individual agents. We also have strong capabilities to manage the dynamic supply chain through technology. We can effectively manage an extensive network of renovation contractors to simultaneously renovate 50,000 apartment units scattered in thousands of neighborhoods across 13 cities and maintain consistent quality. While the job is carried out locally, we use proprietary technologies to achieve precise budgeting, accurate time estimate, and seamless workflow coordination across our supply chain.

        Empowered by our data, technology and apartment network, we have created a vibrant and expanding ecosystem to connect and benefit property owners, residents and third-party service providers. Their interaction forms a virtuous cycle, while also providing us with significant monetization opportunities.

        Our disruptive business model has enabled us to achieve unparalleled growth, operational excellence and customer satisfaction. We are particularly proud of the following achievements, where in each case we ranked the highest amongst our peers, according to iResearch:

(1)
Growth over the three and a half years from December 31, 2015 to June 30, 2019. We achieved 166-fold increase in the number of apartment units we held over the period between December 31, 2015 and September 30, 2019.

(2)
As of June 30, 2019. Our occupancy rate was 87% as of September 30, 2019 and 77.9% as of November 30, 2019.

(3)
Percentage of residents surveyed that would recommend our platforms to others, according to a survey conducted by iResearch in August 2019.

(4)
For the first half of 2019; excluding residents who entered into leases with Aishangzu prior to our acquisition of Aishangzu. The renewal rate of our residents exceeded 50% in each of 2017 and 2018. We improved our ranking among our peers in terms of such renewal rate from the third in 2017 to the first in 2018 and the first half of 2019, according to iResearch. The renewal rate of our residents for the nine months ended September 30, 2019 was 52%.

(5)
For the period between our inception and June 30, 2019; excluding property owners who entered into leases with Aishangzu prior to our acquisition of Aishangzu. The renewal rate of our property owners for the period between our inception and September 30, 2019 was 79%.

        We currently generate revenues primarily from rents and service fees. Our revenues increased by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million (US$374.3 million) in 2018, and by 198.8% from RMB1,673.0 million in the nine months ended September 30, 2018 to RMB4,999.7 million (US$699.5 million) in the nine months ended September 30, 2019.

        We are just taking off. Our business model not only enables us to achieve stong performance, but also places us in a unique position to capture the enormous potential of China's residential rental market.

Our Strengths

        We believe the following competitive strengths are key drivers of our success and set us apart from our competitors:

Disruptive business model

        We pioneered an innovative "new rental" business model to disrupt China's highly fragmented and inefficient residential rental market, where finding an apartment is inconvenient and quality of apartments and services is inconsistent. Our business model features centralization, standardization and online experience. We centralize the operation of apartments sourced from property owners, and provide apartment units with standardized design, renovation and furnishing to our residents, along with high-quality, reliable one-stop services. Our entire business process is empowered by technology to enable seamless online experience for both property owners and residents. We have no physical storefronts since inception.

        Our business model propelled our exponential growth and fostered unparalleled operating efficiency. We are the fastest-growing co-living platform in China, according to iResearch, with a CAGR of 359.7% in the number of apartment units we operated from December 31, 2015 to December 31, 2018. With our disruptive business model, we believe we are well-positioned to capture the enormous potential of China's residential rental market.

Large-scale operation with increasing network effect

        As one of the largest co-living platforms in China, we have achieved substantial scale. As of September 30, 2019, we operated 406,746 apartment units of Danke Apartment, and established operations in 13 tier 1 and tier 2 cities in China. We had cumulatively served over 124,000 property owners and over 679,000 residents as of September 30, 2019.

        Our scale has enhanced nationwide recognition of our brand and industry influence. We regularly ranked the first among all co-living platforms in China in terms of brand influence, according to all three authoritative industry publications, namely Meadin Academy, CRIC and Ruihe. We have been invited to assist the Ministry of Housing and Urban-Rural Development in China with setting industry standards for residential rental properties operated by institutions.

        The combination of all these elements has created an increasing network effect. More property owners bring in more high-quality apartments with long-term exclusive leases in various locations, which in turn attract more residents. As our resident base grows, property owners are more willing to lease their apartments to us and enjoy a hassle-free process and stable long-term returns.

        The rapidly increasing scale of our operation enables us to achieve significant economies of scale. Meanwhile, as we process more data over time, our Danke Brain is continuously enhanced, which improves our ability to serve our residents and property owners. The aforementioned factors form a virtuous cycle and further enhance our competitive position which is difficult to replicate.

Deeply-rooted technology DNA

        Technology is deeply rooted in our DNA and is what fundamentally differentiates us from other market players. At the core of our technology system is our proprietary artificial intelligence decision engine, Danke Brain, which makes real-time and unbiased decisions based on data analytics. Danke Brain is supported, trained and improved by our big data platform, which continually processes and structurizes a massive amount of data. In addition, our comprehensive IT infrastructure digitizes our business operations and enables our employees to implement decisions made by Danke Brain. Our technology system is able to power every step of our business process, and enables us to achieve better planning, effective sourcing, efficient building, targeted renting and tailored servicing.

        Better Planning.    Our AI-powered technology system optimizes the accuracy and efficiency of our geographic planning through analytics of multi-dimensional rental-related data. It enables us to derive holistic insight into the rental market and formulate optimal strategies with different priorities for each neighborhood based on its unique trait. In Chengdu, the last city we entered into in 2018, the number of apartment units we operated reached 20,000 within only 12 months, whereas it took us 31 months to achieve such scale in Beijing, our first city.

        Effective Sourcing.    Rental pricing is complex due to the heterogeneous nature of the apartments, neighborhoods and cities, yet we are making tens of thousands of pricing decisions each day. Our system generates deal terms for property owners based on evaluation of apartment conditions and analytics of rental-related data in real time, which significantly improves the efficiency of our lease negotiation process. In the nine months ended September 30, 2019, the accuracy rate of the estimated lease-out price was approximately 95%.

        Efficient Building.    Our system generates renovation plans based on apartment conditions and enables us to track the whole renovation process. This effectively reduced our average renovation and furnishing process to 17-21 days in the six months ended June 30, 2019, which was more efficient than our peers, while maintaining consistent quality. We can effectively manage an extensive network of renovation contractors to simultaneously renovate 50,000 apartment units scattered in thousands of neighborhoods across 13 cities.

        Targeted Renting.    We make personalized recommendations of apartment units to potential residents through user profiling. In the six months ended June 30, 2019, our residents signed leases with us after seeing on average 1.8 apartments, which was the best among our peers, according to iResearch.

        Tailored Servicing.    As our system continues to paint more accurate portraits of our residents, we are able to better understand their specific needs, and improve our ability to offer more tailored services.

        Leveraging our technology system, we are able to operate with no physical storefronts, reduce reliance on the expertise of local staff, improve our operational efficiency and achieve rapid geographic expansion.

High quality and standardized product offerings

        We offer our residents comfortable and stylish apartment units designed in-house. Our design team has developed a set of highly standardized modules consisting of multiple options for every aspect of renovation, which can be easily selected and assembled to match different apartment conditions and floor plans. This enables efficient and massive replication while still keeping our classic "Danke Style" for each of our apartment units.

        We have built a proprietary supply chain management system encompassing procurement, renovation, furnishing and quality control, to ensure superior and consistent quality. We handpick environmental-friendly raw materials from designated suppliers to minimize environmental health hazards. We purchase electronic appliances from reputable manufacturers and collaborate with reliable OEMs to manufacture our self-designed furniture. Our quality control team conducts multiple rounds of inspection to ensure that we offer our residents the apartment units of the best quality possible. Before residents move in, we also conduct a strict air quality test to make sure that the level of formaldehyde is below our self-imposed limit, which is more stringent than regulatory requirements.

        We pioneer an intelligent ventilation system, which can effectively improve air quality of newly-renovated apartments. With the support of local government, we are advocating the use of the system as an industry standard.

        Our residents recognize the quality of our apartments and the easy move-in experience, which results in higher resident stickiness. Our resident satisfaction rate for our design style, furniture and appliances is higher than our peers, according to a survey conducted by iResearch in August 2019.

Best-in-class services

        We strive to provide best-in-class services to our residents. To address the lack of high-quality nationwide service providers, we have built the largest in-house cleaning and maintenance services team, according to iResearch, which enables us to provide superior and consistent services to our residents. We also have a 24/7 resident support team to ensure fast response whenever needed. Our rigorous training and quality control program facilitates our service team to provide a consistent high standard of service.

        We digitize our servicing process. Our residents can easily submit their requests by tapping a button in our mobile app. Our service system automatically assigns and tracks their requests, and monitors the progress and quality of our services. As our system continues to paint more accurate portraits of our residents, we are able to better understand their needs, and improve our ability to serve them.

        Our best-in-class services have led to increasing resident satisfaction and stickiness, making us a trusted partner of our residents. For the six months ended June 30, 2019, the renewal rate of our residents exceeded 51%, the highest among our peers. We improved the renewal rate of our residents to 52% for the nine months ended September 30, 2019. Our overall resident satisfaction rate is higher than our peers, according to a survey conducted by iResearch in August 2019.

Visionary and results-driven management

        Our founding team members cherish innovation and the philosophy of leveraging technology to make people live better is deeply rooted in their DNA. They have worked closely in building and operating start-ups for more than a decade, which has made them a cohesive team with a strong entrepreneurial spirit.

        Our senior management team possesses vision, proven execution capability and complementary expertise. They have worked in renowned multinational corporations, such as Google, LinkedIn, Baidu, Walmart, General Electric and Citi, with broad experience spanning different fields, including technology, operation management, supply chain and finance. Our company has a flat organizational structure, which enables our management to quickly adapt to a changing market environment and take decisive actions in real time. Throughout the organization, we foster a culture of striving for success.

        Our shareholders recognize the value of our business model and operational philosophy and have been working with us to provide services to our customers. For instance, we have entered into certain business cooperation framework agreements with the affiliated entities of Antfin (Hong Kong) Holding Limited, one of our major shareholders, to explore collaboration in payments, financial services and user acquisition.

Our Strategies

        We intend to further grow our business and reinforce our leading market position by pursuing the following strategies:

Continue to enhance our technological capabilities

        We will continue to invest in our technology system to strengthen our operation and facilitate our rapid growth. In the long run, we aim to completely eliminate offline operations with the aid of technology, except for physical renovation and provision of services which by its nature can only be performed offline. For instance, we plan to leverage computer vision to replace onsite inspections and allow property owners to complete the leasing process online; we also aim to substitute in-person apartment tours with virtual reality facilities for potential residents to settle the transaction without paying a visit. In addition, we seek to further improve algorithms to enhance pricing accuracy and supply chain management, aiming to achieve higher operational efficiency. Furthermore, we plan to continually develop the artificial intelligence capabilities of our technology system to generate more valuable business intelligence to further refine high-level decision making and overall strategic planning.

Further expand our scale

        We have realized only 0.15% of our total addressable market based on our revenues in 2018. We believe there is enormous opportunity for our further penetration into the market.

        Our growing scale and rapidly expanding apartment network improve our network effect. We plan to further expand our apartment network and increase penetration rate by exploring new neighborhoods that accommodate various needs of our residents. We also seek to further expand our geographic coverage to establish strong presence in all tier 1 and tier 2 cities that are economically vibrant and have a large population with rental needs.

        We plan to explore the opportunities to collaborate with local market players by empowering their operations with our technology, supply chain management capabilities, service standards and resident base, thereby further expanding our network.

Expand and enhance our product and service offerings

        We plan to further improve the design of our apartments to provide our residents with even cozier and more stylish living environments. We intend to diversify our product portfolios to reach a broader resident base, satisfy their various needs and extend resident lifecycle. For instance, we may offer premium apartments to cater for high-end living needs. We also strive to improve our residents' living experience and provide better services by enhancing the service quality of our service team.

Promote brand awareness and industry influence

        We plan to strengthen our branding and marketing efforts. For instance, we plan to organize more marketing campaigns tailored to our targeted residents, such as promotional activities at university campuses. We aim to further build our brand equity through general brand advertising. We also seek to reinforce our influence and leadership within the industry by assisting the regulatory authorities in formulating better industry standards.

Strengthen and expand our ecosystem

        Our residents spend more than ten hours each day in our apartments, which provides us, as a demand aggregator, and third-party service providers with ample opportunities to serve their various needs. We plan to strengthen and expand our ecosystem by embedding additional third-party service providers, offering a wider spectrum of services to better serve our residents and explore new monetization opportunities, such as IoT smart home, moving services, financial and insurance services, new retail and other local services. In addition, we thrive to empower third-party service providers with our data and technology so they can provide personalized services to our residents. We plan to establish a membership program to further increase user stickiness. As we strengthen and expand our ecosystem, we endeavor to eventually become a one-stop lifestyle platform of choice.

Our Ecosystem

        We have created a vibrant ecosystem. Our data, technology and apartment network serve as the basis of our ecosystem, which bring in and connect the key stakeholders in our ecosystem — property owners, residents and third-party service providers. The interaction among these stakeholders forms a virtuous cycle which brings benefits to each one of them, while also allowing us to act as a demand aggregator and providing us with significant monetization opportunities. Our ecosystem continues to expand and attract more participants as we scale up.

Our Value Propositions to Property Owners

  •
  Hassle-free process.  We act as a trustworthy, single point-of-contact. Property owners do not need to interact with multiple agents and potential renters. We save them time and money in upgrading their properties and handling trivial requests from residents. We also conduct the regular maintenance of apartments and reduce damage risks.

  •
  Stable returns.  We sign long-term leases with property owners, which help them minimizes vacancy risks and generate stable long-term income.

Our Value Propositions to Residents

  •
  Affordability.  We offer affordable rental options to our residents. We save them the trouble of subletting by offering quality co-living apartment units.

  •
  Consistent quality.  We renovate all of our apartment units with standardized design and quality, which relieves our residents from concerns about poor housing conditions.

  •
  Hassle-free process.  We serve as a trustworthy, single point-of-contact for our residents. They do not need to deal with multiple agents, property owners or other service providers.

  •
  Best-in-class services.  Our in-house services team delivers one-stop services of high quality and to the satisfaction of our residents.

Our Value Propositions to Third-Party Service Providers

  •
  Large monetization opportunities.  We have a large number of well-educated young residents in our ecosystem with long-term, high-frequency consumption demand, which provides third-party service providers with numerous monetization opportunities.

  •
  Personalization and user stickiness.  We are able to identify specific needs of our residents with our data analytics and help third-party service providers reach and acquire their target users with personalized services. We also create a feedback loop between residents and third-party service providers, and help build valuable customer relationships with increased stickiness.

Our Products and Service Offerings

        We offer "Danke Apartment ( )" to individual residents and "Dream Apartment ( )" to corporate clients.

  Danke Apartment

        Danke Apartment has been our primary business focus since inception. We source and lease apartments from individual property owners on a long-term basis, generally for four to six years. We then design, renovate and furnish such apartments in a standardized and stylish manner, and rent them out to individual residents, mainly for one year.

        Residents who stay in Danke Apartment are generally college-educated young people between the ages of 22 to 30 with stable income, who value affordability, consistent quality, efficiency and quality services. In response, we offer fully furnished apartment units that strike the right balance between cost, comfort and location, and provide fast and reliable services a tap away.

        We offer private rooms and entire apartments under Danke Apartment. Private rooms constitute a substantial majority of our apartment units. Each private room is secured by a digital door lock. Residents of the private rooms in the same apartment share common spaces such as the living room, kitchen and bathroom. We also offer entire apartments to accommodate residents who prefer more space and privacy, with digital door locks installed on the front doors.

Danke Apartment—Private Room	Danke Apartment—Entire Apartment

Danke Apartment—Bedroom	Danke Apartment—Living Room

        As of September 30, 2019, we established operations in 13 cities in China, including Beijing, Shenzhen, Shanghai, Hangzhou, Tianjin, Wuhan, Nanjing, Guangzhou, Chengdu, Suzhou, Wuxi, Xi'an and Chongqing. The number of apartment units we operated increased from 2,434 as of December 31, 2015 to 236,420 as of December 31, 2018, representing a CAGR of 359.7%. This number further increased to 406,746 as of September 30, 2019. The following chart illustrates the rapid growth in the number of apartment units we operated since December 31, 2015.

 Number of apartment units of Danke Apartment (in thousands)

(1)
Increase over the three years and nine months from December 31, 2015 to September 30, 2019.

(2)
CAGR over the three years from December 31, 2015 to December 31, 2018.

        To make our residents' experience hassle-free, we offer one-stop services including bi-weekly cleaning of common spaces, repair and maintenance, WiFi and 24/7 resident hotline to address any problem they may have. Residents can submit and track their service requests via our mobile app.

        We pride ourselves in our in-house cleaning team and maintenance team, each consisting of over 1,000 people. We have a rigorous training and quality control program for our services team to ensure a consistent high standard of service. We use an online service system to assign and track resident requests to evaluate our service crew and to ensure fast and effective resolution of problems.

        As we scale up our business, we plan to offer additional services through third-party service providers to improve resident experience and increase our monetization opportunities, such as IoT smart home, moving services, financial and insurance services, new retail and other local services.

  Dream Apartment

        Leveraging our experience in operating Danke Apartment, we introduced Dream Apartment in November 2018. We lease from property owners entire buildings or several floors in a building, transform them into well-renovated and fully furnished dormitory-style apartments with multiple beds in each room, and rent the rooms out to various corporate clients for employee accommodation. Our corporate clients range from local business owners, such as restaurants and body shops, to large corporations and organizations, such as hotel chains, hospitals and delivery companies.

        With Dream Apartment, we aspire to improve the living standards of blue-collar workers who have been chronically underserved in expensive cities such as Beijing and Shanghai. We provide value-for-money options to our corporate clients for employee accommodation, thereby improving the living environment of their blue-collar workers and increasing employee satisfaction.

        We operate Dream Apartment with the same philosophy of providing a hassle-free living experience. We offer comfortable rooms, WiFi, 24/7 onsite management and security, repair and maintenance, daily cleaning, and amenities such as gym, lounges, laundry rooms and mailroom services.

        As of September 30, 2019, we operated six Dream Apartment facilities in Beijing with a total of 7,302 beds and we had four additional facilities in Beijing and Shanghai that were still under renovation with total planned capacity of 3,808 beds. The budgeted renovation and furnishing cost for the four additional Dream Apartment facilities that were still under renovation was approximately RMB49.6 million (US$6.9 million) in aggregate, of which we had already incurred RMB776.4 thousand (US$108.6 thousand) as of September 30, 2019. We have completed renovation of one of these facilities. We expect to complete renovation of two other facilities in the first quarter of 2020 and the remaining facility in the second quarter of 2020.

Dream Apartment—Bedroom	Dream Apartment—Hallway

Dream Apartment—Pantry	Dream Apartment—Lounge

Our Technology

        Our technology system consists of Danke Brain, our proprietary artificial intelligence decision engine, our big data platform and IT infrastructure. They work seamlessly together as the backbone of our business.

  Danke Brain—Our Artificial Intelligence Decision Engine

        Operating a co-living platform presents a few unique technological challenges, especially for pricing:

  •
  Heterogeneity.  Pricing is complex due to the heterogeneous nature of apartments and rooms. No two units are the same.

  •
  Irreplicability.  Each city and each neighborhood is different. One might be able to rely on experienced real estate agents to succeed in a neighborhood or a city, but such success would be hard to replicate in other cities.

  •
  Frequency.  Tens of thousands of decisions need to be made each day on whether to source an apartment and at what price—making a traditional human-driven approval process inefficient and unrealistic.

        In order to standardize the process and enable more efficient and informed decision-making throughout the business process, we have developed a proprietary artificial intelligence decision engine, "Danke Brain." Compared to the human brain, even the brain of an experienced real estate agent, the Danke Brain has unique advantages:

  •
  Efficiency.  It instantaneously takes hundreds of parameters into account and makes tens of thousands of decisions each day effortlessly.

  •
  Accuracy.  It avoids human errors and is less prone to bias.

  •
  Replicability.  It applies what it learned in existing cities and neighborhoods to new cities and neighborhoods.

  •
  Adapting.  It adapts as a city evolves—for example, as new subway lines are built, startups gather momentum in up and coming business districts, and new grocery stores are coming to gentrified neighborhoods.

  •
  Self-learning.  It improves from each transaction and each interaction through deep learning—how fast an apartment / room gets rented out and at what price; how many viewings it took; for the viewings that did not convert, what apartments were chosen over this particular one.

        Danke Brain interacts with each step of our business process as illustrated in the chart below:

  Our Big Data Platform

        Our big data platform serves as the foundation of our technology system. It continuously processes and structurizes a massive amount of data to support, train and improve Danke Brain through proprietary deep learning algorithms. We believe we are at the forefront of residential rental market in terms of the richness, depth and comprehensiveness of our data. We have multi-dimensional structured data on more than 100 parameters, all of which are highly relevant to residential rental market. Our data is also closely interrelated with each other and can provide us with deep and holistic insight into the rental market.

        We possess a vast amount of internally-generated data from our day-to-day operations, as well as additional rental market-related data and demographic data from public and third-party sources. Such data is cleansed, structured, encrypted and centrally stored in our data warehouses, enabling data analytics and data mining.

  Our IT Infrastructure

        We have also built comprehensive IT infrastructure, including various operational systems and workstations. Our IT infrastructure digitizes each step in our business operation, enables our employees to implement decisions made by Danke Brain and connects all of our employees, property owners, residents and third-party service providers. It also provides feedback from our daily operations into the big data platform to make our Danke Brain "smarter."

        We build our technology system on Alibaba Cloud to facilitate reliability and scalability.

        Our technology system is essential to our rapid growth and high efficiency. It empowers every step of our business process, and enables us to achieve better planning, effective sourcing, efficient building, targeted renting and tailored servicing.

Our Business Process

        Our business process consists of planning, sourcing, building, renting and servicing.

  Planning

        We plan on a city level and neighborhood level when deciding whether to expand our footprint. Our Digital City System utilizes location-based data, demographic data and trends, historical and market rental prices to determine where we should devote our resources to and when. It modularizes a city into blocks of 500 × 500 meters, evaluates each block based on over 100 rental-related dimensions, and assigns an attractiveness rating to each block. Such ratings together with other strategic considerations determine our expansion into a particular city; once we have entered a city, the system generates an "intra-city expansion route" based on the ratings, which guides the sequence and pace of our expansion into new neighborhoods.

Digital City System

        The speed of our intra-city expansion has improved significantly as our Danke Brain gets smarter. For instance, in Beijing, our first city, it took us 31 months to achieve 20,000 apartment units. In Chengdu, the last city we entered in 2018, we reached the same number within only 12 months. The following chart shows the organic growth in the number of apartment units we operated during the first twelve months after we entered into a city.

 High Speed of Organic Expansion into New Cities

  Sourcing

  Lead Generation

        We source apartments from property owners primarily through our business development team, or BD team. Our BD team collects leads primarily from our online platform, our call center, as well as third-party online and offline channels. As we become an established brand in China, property owners increasingly reach out to us directly through our online platform or call center, after which our BD team will follow up by visiting the apartments.

  Intelligent Pricing

        During a visit, our BD team inspects and records the condition of the apartment into our Intelligent Pricing System. The system estimates the rent we ultimately charge our residents primarily based on the neighborhood of the apartment and the renovation cost based on evaluation of the apartment's conditions, and back-calculates how much we can afford to pay the property owner. To facilitate real-time negotiation, the system offers flexibility by instantaneously generating multiple sets of deal terms, including lease term, rental price and escalation over the term of the lease and rent-free period. Our BD team is required to strictly follow the deal terms, which significantly improves the efficiency in lease negotiation. If the property owner chooses to accept an offer, a standardized lease can be signed on the spot using our mobile app.

 Intelligent Pricing System

        As we improve the algorithms and as Danke Brain constantly learns from past transactions, the accuracy of its pricing estimates continuously improves. In the nine months ended September 30, 2019, the accuracy rate of the estimated lease-out price was approximately 95%.

  BD Team Empowerment

        Our Digital City System monitors on a real-time basis our business performance and the competitive landscape in each neighborhood, so that our local team can adjust strategies accordingly. For instance, it enables local managers to monitor how we perform in each neighborhood as compared to our competitors and allocate the salesforce accordingly.

        The streamlined, tech-enabled sourcing process and effective management improve our BD team's efficiency. In 2018, our BD team successfully sourced and leased on average 7.1 apartments per person per month, which was the highest among our peers, according to iResearch. The system also relieves us from reliance on a real estate agent's experience about a particular neighborhood or city, which are rarely transferrable across cities.

  Building

        Our strong in-house design and supply chain management capabilities enable us to efficiently convert a diverse portfolio of apartments into consistent "Danke Style" with optimized quality and cost. We can effectively manage an extensive network of renovation contractors to simultaneously renovate 50,000 apartment units scattered in thousands of neighborhoods across 13 cities and maintain consistent quality.

  Design

        We have a professional in-house design team dedicated to produce stylish renovation solutions that cater to our residents. As a majority of our residents are young people between the ages of 22 and 30, our design team adapts a modern and contemporary theme for renovation and furnishing. As tastes and preference shift over the years, our design team continuously upgrades our solutions while staying true to the "Danke Style."

Nordic Style	Industrial Style

Minimalist Style	New Classic Style

        Our design team has developed a set of standardized renovation modules consisting of multiple options for every aspect of the renovation and furnishing process based on different floor plans and apartment conditions. Our field designers can leverage the Intelligent Renovation System to easily select and assemble the optimal renovation modules to match a particular apartment based on its parameters and condition. This modularized approach enables efficient and massive replication while still keeping our classic "Danke Style" for each of our apartment units. It also optimizes our SKUs, which enables just-in-time deliveries and allows us to procure furniture at favorable cost.

        As we accumulate more data from daily operations and collect more resident feedbacks, we are able to frequently upgrade our renovation modules to better serve the needs of our residents while also optimizing renovation time and cost.

  Supply Chain Management

        Our strong supply chain capabilities across procurement, renovation, furnishing and quality control pave the way for efficient replication of "Danke Style."

        We have established an extensive network of renovation contractors across all cities we operate in. Our scale and status as a repeat client allow us to secure favorable rates and consistent quality performance from our renovation partners. We furnish the apartments with high-quality furniture and electronic appliances. We design modern and stylish furniture and outsource the production to OEMs, and purchase electronic appliances such as refrigerators and air conditioners from reputable manufacturers.

        We carefully select our suppliers and furniture OEMs through a centralized selection process based on their reputation and qualifications. Our supply chain system identifies the types of furniture and electronic appliances we need from the designed floor plans and automatically place orders with our suppliers. We monitor their progress through our supply chain system and conduct regular evaluations of their quality. We enter into framework agreements with our suppliers and review the performance of the suppliers on an annual basis to make sure that we only retain suppliers that can meet our stringent standards of quality and efficiency.

        We dissect the renovation and furnishing process into multiple steps, with detailed timetable as to when each step needs to be completed. We monitor the entire process online to make sure that the timetable is strictly followed. This allows us to standardize and optimize the renovation and furnishing process.

Renovation and Furnishing Process Management System

        Our supply chain management capabilities enable us to improve our efficiency in renovation and furnishing and reduce the average time required for such process. In the six months ended June 30, 2019, it generally took 17-21 days for us to renovate and furnish an apartment depending on different apartment conditions, while maintaining consistent quality. This was more efficient than our peers, according to iResearch. We reduced the average time for renovation and furnishing to 18.7 days in the nine months ended September 30, 2019. We have been able to constantly improve our supply chain efficiency and enjoy better economies of scale as we expand. We effectively reduced the average renovation and furnishing cost to RMB10,404 during the nine months ended September 30, 2019.

Average Days for Renovation and Furnishing	Average Cost for Renovation and Furnishing(1) (in RMB)

(1)
Represents total renovation and furnishing cost for a given period divided by the net addition of apartment units opened in such period; total renovation and furnishing cost incurred in 2017, 2018 and the nine months ended September 30, 2019 was RMB452.8 million, RMB1,860.0 million and RMB1,898.8 million, respectively.

        We exert strict quality control during the renovation and furnishing process. See "—Quality and Safety—Procurement" and "—Inspections."

  Renting

        We have no physical storefront. We acquire our residents for Danke Apartment primarily through online channels, including our online platform and third-party rental listing platforms, as well as our call center.

        We have a centralized rental system. Potential residents who are interested in renting from us can browse all of our apartment listings on our online platform or talk to our sales team at our call center. While a traditional real estate agent generally has every incentive to only push for available apartments within the agent's own territory, we centralize the renting process and leverage Danke Brain's user profiling capabilities to make personalized recommendations across neighborhoods within the specific city that a potential resident is interested in, either through tailored online listings or our call center.

 Danke APP

        Once potential residents find apartment units they want to view, they can book an in-person apartment tour with us. We will assign a member of our sales team to accompany the viewing and to recommend additional options if needed.

        Because we uphold our standard and adopt a consistent style when renovating and furnishing our apartments, potential residents generally know what they are getting even before setting foot in an actual Danke Apartment. They can even place orders online for apartment units that are still under renovation and sign leases in advance. The standardized design coupled with our targeted recommendation reduces the time and effort spent on in-person tours for both the residents and the sales team, while also reducing our reliance on physical viewings. In the first half of 2019, our residents signed leases with us after seeing on average 1.8 apartments, and our sales team successfully rented out on average 21.4 apartment units per person per month. Our occupancy rate was 89.0% as of June 30, 2019. All of these metrics are better than our peers, according to iResearch.

  Servicing

        We offer one-stop services to our residents, and track the status of their requests through an online service system. See "—Our Products and Service Offerings." As our system continues to paint more accurate portraits of our residents, we are able to better understand their specific needs, and improve our ability to offer more tailored services.

 Online Service System

        Our business process for Dream Apartment similarly consists of planning, sourcing, building, renting and servicing, albeit on a different scale and timeline. During the planning process, we leverage our Digital City System to identify the best neighborhoods and locations. However, due to the larger ticket size of our Dream Apartment facilities, sourcing is a project-based approval process, and renovation takes months as opposed to days. We primarily rely on our BD team to acquire corporate clients. We derive synergies from data, technology, supply chain and services between Danke Apartment and Dream Apartment.

Quality and Safety

        To provide someone a home is a great responsibility. We have established and implemented strict quality control protocols and security measures to protect the health and safety of our residents when staying with us, which is of paramount importance to us.

  Procurement

        We exercise strict control over the procurement of materials used to renovate and furnish our apartments. For example, painted panels, floors, paint and glue are the top causes of formaldehyde pollution in newly renovated apartment units. Currently we procure these materials from suppliers who send the materials directly to our furniture OEMs and renovation contractors to eliminate the risk of sub-standard materials being used in our apartments. The painted panels and floors from our designated suppliers follow the E0 standard, which is the standard with the lowest formaldehyde level. Each piece of our self-designed furniture is specially designed and manufactured to be durable, recyclable, safe and environmental-friendly.

  Inspections

        We conduct multiple rounds of inspections during the renovation and furnishing process to ensure quality of work. After an apartment has been renovated and furnished, our quality control team conducts a final round of inspection before a new resident moves in. We use a comprehensive checklist of approximately 700 items that covers every aspect of the apartment from water heater to curtains. Among others, strict air quality test is performed using advanced inspection equipment. In rare cases where the air quality fails to meet our standard, we will engage a third-party air quality management company to improve the air quality until it satisfies the test.

  Intelligent Ventilation System

        We recently launched an innovative intelligent ventilation system, which can effectively improve air quality of newly-renovated apartments. We recently installed the system in a majority of our newly-renovated apartments in Hangzhou. With the support of the local government, we are advocating the use of the system as an industry standard.

        We believe the rental market and the renovation market at large will benefit from the implementation of industry standards for better quality and services. Having voluntarily adopted a self-imposed high standard over the years, we also believe that we will benefit from industry-wide transparency in this regard.

  Safety and Security

        Each of our apartments and dormitory-style rooms has a password-protected digital door lock to ensure safety and privacy. In the context of Danke Apartment where residents rent separate private rooms, each room also has its own additional digital door lock. For Dream Apartment, we have 24/7 onsite security to provide safeguard.

        We perform background checks on each resident before signing a lease. We also keep a blacklist of former residents with bad behaviors who are not welcomed back.

Sales and Marketing

  Property Owner Acquisition

        We source Danke Apartments primarily through our BD team that collect leads primarily from our online platform, our call center, as well as third-party online and offline channels. As to Dream Apartments, our BD team primarily source from corporate property owners, such as owners of chained budget hotels and small office buildings, as well as real estate developers who prefer to rent out their own properties on a long-term basis.

  Resident Acquisition

        We have no physical storefront. We primarily acquire our residents for Danke Apartments through online channels, including our online platform and third-party rental listing platforms, as well as our call center. We also acquire residents for our Danke Apartment through our sales team. As to Dream Apartment, we primarily rely on our BD team to search for and acquire corporate clients.

  Marketing

        We cooperate with major online media to direct traffic to our online platform. We also place targeted advertisements on third-party rental listing platforms for lead generation.

        We conduct general branding advertising and organize targeted offline marketing campaigns and events to enhance our brand awareness. For instance, as many of our residents are fresh graduates, we host on-campus campaigns to enhance our brand recognition among target residents. We also offer attractive promotions to fresh graduates, such as deposit-free programs. In addition, we organize networking and social events for our residents, while also promoting our brand and increasing a sense of community.

Lease Arrangements

  Lease Arrangements with Property Owners

        We generally enter into four- to six-year leases with property owners of Danke Apartment and pay our rent on a monthly or quarterly basis. As to property owners of Dream Apartment, we typically enter into ten-year leases with them and pay our rent on a semi-annual basis. In both instances, we are typically required to make certain amount of deposit with the property owners upfront.

        The property owners are required to provide us with documentation to demonstrate their legal ownership of the properties. We are entitled to sublet the apartments without the need to obtain prior written consent from the property owners. We typically have the right to terminate the lease prior to its expiration if property owners make misrepresentations or breach the lease. In the event of early termination by the property owners, they are typically required to pay certain penalties to us and the residents or corporate clients who rent their apartments from us. We are generally not required to restore the properties to their original conditions at the expiration of the leases, with limited exceptions. The property owners are obligated to ensure that we can properly use the apartments and should indemnify us for any losses caused by their failure to do so. The property owners are liable for any damages to the apartments caused by third parties and we are liable for any damages caused by our improper use of the apartments.

  Lease Arrangements with Our Residents

        Our residents for Danke Apartments generally sign leases on one-year term and are required to make certain amount of deposit with us upfront. A resident is also solely liable for any damages, personal injuries or property losses he or she causes during the lease term. A resident cannot sublet the apartment unit without our prior written consent. If a resident seeks to terminate the lease prior to its expiration, he or she is generally required to pay us certain penalties. We have the right to terminate the lease and charge our resident penalties if the resident is delinquent on rent payment for seven days or longer, interfere with other residents' use of the apartment or conduct any illegal activities, among others.

        We provide flexible payment options to our residents for Danke Apartment. They may choose to prepay rent on an annual, semi-annual or quarterly basis. We also cooperate with licensed financial institutions that offer rent financing to them. Once a resident opts for rent financing, we will connect the resident with a financing institution we cooperate with. The financial institution will perform a credit assessment on the resident, and if approved, will communicate financing terms and enter into financing agreements with the resident. To ensure proper use of the funds, the financial institutions will make upfront payment to us, and the residents will pay back the loan to the financial institutions in monthly installments. We pay the corresponding interest to the relevant financial institutions. In the event of the early termination of a resident's lease or a resident's default on repayment of monthly installments, we are required to return the upfront payment for the remaining lease term to the relevant financial institution. In the event of resident delinquency, we have the right to terminate the lease and reclaim the apartment unit. For more information regarding rent financing, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Interest Expenses."

  Lease Arrangements with Corporate Clients

        Our corporate clients for Dream Apartment typically sign leases on one- or two-year term and make certain amount of deposit with us upfront. They typically pay rent on a quarterly or semi-annual basis. They are not allowed to sublet the property without our prior written consent. The termination clause of the leases for Dream Apartment is generally similar to that of Danke Apartment.

Data Privacy and Security

        We are committed to protecting data privacy. We collect and store personal information and other data during our daily operations with prior consent in accordance with applicable laws and regulations. Whenever a property owner or resident registers on or logs into our online platform, they can review our data usage and privacy policy, which sets forth how we collect, process and use their data and the measures we implement to protect the privacy of their data. We undertake to keep their data private and secured and use every means to make sure that we do not disclose or leak such information to any third party without their express consent unless required by law. We have established and implemented strict internal policies on data collection, processing, usage, storage and transmission. We encrypt all the data we collect and strictly limit and monitor employee access to such data. We also use Alibaba Cloud security system to improve data security and facilitate the prevention of unauthorized use, leak or loss of the data. In addition, we use third-party cybersecurity company to conduct regular penetration test to identify weaknesses in our system and evaluate its security. Whenever an issue is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and with prevalent industry practice.

Intellectual Property

        We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies and other intellectual property as critical to our success. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of September 30, 2019, we have registered 171 trademarks, 30 copyrights and 39 domain names in and outside of China.

Competition

        The residential rental market is highly competitive and rapidly changing. Our ability to compete successfully depends on many factors, including our brand recognition and reputation, our ability to source additional apartments and other properties, our ability to retain existing residents and attract new ones, and the robustness of our technology system, particularly our Danke Brain, in supporting our business operations.

        Our competitors include (i) other co-living platforms, (ii) traditional real estate agents, (iii) real estate developers that rent out their own properties and (iv) hotel and serviced apartments operators. We believe our strong technological capabilities in the residential rental arena set us apart from our competitors. Our extensive apartment network and rapid growth speed have further reinforced our competitiveness.

Seasonality

        We experience seasonality in our business. We generally rent out a higher number of apartment units during the graduation season when college students start to look for off-campus rental apartments. We typically experience a lower level of rental around lunar year-end when a large number of migrants return to their hometowns to celebrate the Chinese New Year. It generally picks up after the Chinese New Year when these migrants return to work.

Employees

        As of December 31, 2017 and 2018 and September 30, 2019, we had a total of 1,610, 6,676 and 5,205 employees, respectively. The following table sets forth the breakdown of our employees as of September 30, 2019 by function:

Function	Number of Employees	% of Total
Sales and marketing	3,272	62.9
Customer service	722	13.9
Technology and product development	686	13.2
General administration	337	6.5
Supply chain	188	3.6

Total	5,205	100.0

        Our employees were based in Beijing, Shenzhen, Shanghai, Hangzhou, Tianjin, Wuhan, Nanjing, Guangzhou, Chengdu, Suzhou, Wuxi, Xi'an and Chongqing, respectively, as of September 30, 2019.

        We believe we offer our employees competitive compensation packages and a dynamic and cohesive work environment. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees for our technology team.

        Under PRC laws, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to maximum amounts specified by local governments in China. We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Properties and Facilities

        Our corporate headquarters are located in Beijing, China, where we lease approximately 6,333 square meters of office space. We also maintain other leased offices in Shenzhen, Shanghai, Hangzhou, Tianjin, Wuhan, Nanjing, Guangzhou, Chengdu, Suzhou, Xi'an and Chongqing totaling approximately 4,150 square meters. We owned office buildings in Hangzhou totaling approximately 876 square meters. In addition, we lease warehouses in each of Beijing, Shenzhen, Shanghai, Hangzhou, Tianjin, Nanjing, Guangzhou, Chengdu, Wuhan and Suzhou totaling approximately 35,156 square meters. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

Insurance

        We maintain property insurance covering apartment units we operate. We also maintain personal injury insurance that covers personal injuries of our renters caused by certain types of accidents in a majority of our apartments. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain property insurance policies covering our equipment and other property, business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATIONS

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Foreign Investment Law

        The Foreign Investment Law was formally adopted by the 2nd session of the thirteenth National People's Congress on March 15, 2019, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

        According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors' investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

        The Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM on June 28, 1995 and amended from time to time, listed three categories with regard to foreign investment: "encouraged", "restricted" and "prohibited". Industries not listed in the catalog are generally deemed as falling into a fourth category "permitted" unless specifically restricted by other PRC laws. On June 30, 2019, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment, or the 2019 Negative List, which came into effect on July 30, 2019 and replace the previous Foreign Investment Catalogue or negative list. Our business like VATS is under special administrative measures in the Negative List 2019.

Regulations on Real Estate Leasing Services

General Regulations on House Leasing

        Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee in July 5, 1994 and most recently amended in January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties.

        Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering into the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 provided that they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally-administered municipalities may formulate implementation regulations based on these measures.

        Pursuant to the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which was jointly promulgated by Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, State Administration for Market Regulation, China Banking and Insurance Regulatory Commission, Cyberspace Administration on December 13, 2019 and came into effect on the same day, an entity engaging in real estate brokerage business should include "real estate brokerage" in the business scope of its business license, while an entity engaging in house leasing business should include "house leasing" in the business scope of its business license. The Opinion also requires the real estate brokerage companies and the house leasing companies to file the leasing agreements online, use the template of the leasing agreement prepared by the local governmental authorities, prepare the instructions for use of the house and inform the lessee how to use the house. In addition, the Opinion also requires that the amount of payment that a house leasing company receives through rent financing shall not exceed 30% of the rental income of such company, and all the house leasing companies shall rectify such ratio by the end of 2022. Since the Opinion is relatively new, the interpretation and enforcement of the Opinion involve uncertainties.

Regulations on Real Estate Brokerage Business and Brokers and House Leasing Enterprises

        On January 20, 2011, the Ministry of Housing and Urban-Rural Development, National Development and Reform Commission and Ministry of Human Resources and Social Security jointly promulgated the Real Estate Brokerage Management Methods, which took into effect on April 1, 2011 and was revised on April 1, 2016. Pursuant to the Real Estate Brokerage Management Methods, the real estate brokerage refer to the behaviors that real estate brokerage institutions and personnel engaging in the real estate transactions in order to provide intermediary and agency services to the principals and in return for commissions. To qualify as a real estate brokerage institution, a company and its branch offices shall have sufficient number of real estate personnel and file with the construction authorities in respective cities within 30 days after obtaining the business license. Information such as business license and filling documents, contents and standard of services, fees and methods to regulate trading funds shall be showed prominently in their premises. Non-compliance with the requirements prescribed in the Real Estate Brokerage Management Methods will subject the real estate brokerage institutions to penalties including fines, suspension of business or even criminal liability.

        Pursuant to the Interim Regulation on Profession Qualification for Real Estate Agent Professionals and Implementing Measures on Examinations of Real Estate Agent Professionals which was issued by the Ministry of Human Resources and Social Security and the Ministry of Housing and Urban-Rural Development in June 25, 2015 and came into effect on July 1, 2015, to practice as a qualified real estate agent professional, an individual must obtain a qualification certificate for real estate agent professional. On the contrast, an individual broker who fails to obtain the required qualification certificate will not be permitted to engage in the real estate brokerage agent service.

        On May 19, 2017, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures on House Leasing and Sale (Draft for Comments), or the Measures on

Leasing and Sale, which has not been effective. Pursuant to the Measures on Leasing and Sale, the PRC government supports the development of scaled and professional house leasing enterprises. The house leasing enterprises and real estate brokerage agencies shall go through the record-filing formalities with the real estate administrations within 30 days from the date of establishment. Penalty for non-compliance with the record-filing requirement includes warning, imposition of fine and confiscation of illegal gains. Also the real estate intermediary shall prepare the statement of the house conditions and inspect the house on the spot before release the rental information. Further, the real estate brokerage agencies shall be responsible for the authenticity of the leasing information on their website. Certain cities, including but not limited to Beijing, Shanghai, Nanjing, Shenzhen, Chengdu, Wuhan and Tianjin, have promulgated notices specifying the record-filing requirement of house leasing enterprises and real estate brokerage agencies.

        Pursuant to the Circular on Accelerating the Development of the House Leasing Market in Large and Medium-Sized Cities with a Net Inflow Population jointly issued by the Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, Ministry of Finance, Ministry of Land and Resource, People's Bank of China, State Administration of Taxation and China Securities Regulatory Commission on July 18, 2017, the business scope of house leasing enterprise shall uniformly use the term "house leasing" when applying for the business registration. In addition, local Housing and Urban-Rural Development departments shall establish and improve the record-filing system for house leasing enterprise and real estate brokerage agencies.

Regulations on Dividing Room for Leasing

        Pursuant to the Administrative Measures on Leasing of Commodity Housing, for residential lease, the original design room shall be the smallest unit, the per capital floor area shall not be less than the minimum standard stipulated by the local People's Government. Violation of the regulation may cause warnings and fines. Kitchen, washroom, balcony and basement store room shall not be let out for residential purpose. It is silent on whether the living room could be divided for rental or not. According to the Real Estate Brokerage Management Methods, the real estate brokerage institutions and their personnel shall not change the internal structure of houses and divide them for rental.

        On March 1, 2017, Ministry of Commerce promulgated the Operation and Service Standards of the Rental Apartment (Draft for Comments), or the Operation and Service Standards. According to the Operation and Service Standards, living room can be divided for rental, provided that certain requirements for dividing living room can be satisfied, such as the area after division shall not be less than 10 square meters, the materials used for division shall meet the national requirement and the divided space of living room shall satisfy the sound insulation standard as bedrooms. However, the Operation and Service Standards has not been effective.

        Local competent regulatory authorities of certain cities where we are conducting house leasing business, including but not limited to Beijing, Shanghai, Hangzhou, Guangzhou, Wuhan, Tianjin, Chengdu, Nanjing, Suzhou and Shenzhen etc., also promulgated regulations or rules governing the operations of house leasing business. We cannot assure you that our operations of dividing room for leasing business will not be deemed as non-compliance with local regulations and we cannot assure you that we will not be subject to any penalties imposed by local regulatory authorities that may materially and adversely affect our business, financial condition and results of operations.

Regulation on Centralized Leasing Apartment

        On June 15, 2018, Beijing Municipal Commission of Housing and Urban-Rural Development, Beijing Municipal Public Security Bureau and Beijing Municipal Commission of Urban Planning, Land and Resource jointly issued the Opinion on Developing Leasing Collective Dormitories for Employees

(for Trail Implementation). This Opinion stipulated the requirements of leasing centralized apartment such as: (i) leasing dormitories for employees shall not be sold or by way of lease in disguised form; (ii) the per capital useable area for residential shall not less than 4 square meters and the number of persons living in each dormitory shall not exceed 8; (iii) the operator shall lease the dormitory to an employer and cannot directly lease to individuals or families, etc.

Regulations on Construction Project

        The Construction Law, which took effect on November 1, 1997 and was amended in April 2011 and April 2019, respectively, is primarily aimed at regulating the construction industry. Pursuant to the Construction Law, the developer shall apply for a construction permit prior to commencement of a construction project, except for small projects below the limit determined by the construction administrative authorities of the State Council. Construction enterprises shall be classified under different qualification grade based on their registered capital, technical professionals, technical equipment and track records of completed construction projects. Construction enterprises may engage in construction activities within the scope of permitted qualification grade. Unauthorized construction that without obtaining construction permit and projects which do not satisfy the criteria for commencement of work may lead to liability of ordered to stop construction project and fines by construction administrative authorities.

        On October 15, 1999, Ministry of Housing and Urban-Rural Development issued the Administrative Measures for the Construction Permits of Construction Projects, or the Construction Measures, which took into effect in December 1, 1999 and was amended in July 2001, June 2014 and September 2018, respectively. Under the Construction Measures, construction and decoration of all kinds of buildings and ancillary facilities shall apply for the permission before starting construction project unless the amount investment of the project less than RMB300,000 or the area of the construction project is less than 300 square meters (the administrative department of Housing and Urban-Rural development in provincial level may adjust the limitation capital based on the reality of different regions). Furthermore, the Construction Measures emphasis that no entity or individuals shall divide any construction project into a number of separate projects below the applicable limits in order to avoiding the requirement of construction project permit. The violators may be ordered to stop project, ordered to take remedial actions within a specified period of time and subject to fines.

Regulations on Value-added Telecommunication Services

        Among all of the applicable laws and regulations, the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and last amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish "basic telecommunications services" from VATS. VATS are defined as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Services, or the Telecom Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

        Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001, became effective on January 1, 2002 and was last amended on February 6, 2016. Under the aforesaid regulations, foreign-invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures, and the geographical area it may conduct telecommunications services is provided by the Ministry of Industry and Information Technology, or the MIIT, accordingly. The foreign party to a FITE engaging in VATS may hold up to 50% of the equity of the FITE. In addition, the major foreign investor in value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

        In September 2000, the State Council promulgated the Administrative Measures on internet-based Information Services, or the internet Measures, most recently amended on January 8, 2011. Under the internet Measures, commercial internet content-related services operators shall obtain an ICP License, from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

        The Administrative Measures on Licensing of Telecommunications Business, or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

        Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB5,000 to RMB30,000 by the relevant telecommunications administrations.

        We engage in business activities that are VATS as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Yishui (Shanghai) Information Technology Co., Ltd., has obtained the ICP License, which will remain effective until April 30, 2024.

Regulation on Internet Information Security and Privacy Protection

        The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. PRC laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

        Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user's consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user's personal information and may only collect information to the extent necessary to provide its services. An internet information service provider is also required to properly maintain users' personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

        Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People's Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user's personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

        Pursuant to the Notice of the Supreme People's Court, the Supreme People's Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in April 2013, and the Interpretation of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen's personal information: (i) providing a citizen's personal information to specified persons or releasing a citizen's personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen's consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen's personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen's personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

        The PRC Network Security Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Network Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Regulations on Intellectual Property Rights

Regulations on Copyright

        The Copyright Law, which took effect on June 1, 1991 and was amended in October 2001 and February 2010, respectively, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to internet activities and products disseminated over the internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

        Pursuant to the Computer Software Copyright Protection Regulations promulgated in June 1991 and amended in January 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council's copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

        Trademarks are protected by the Trademark Law which was adopted in August 1982 and subsequently amended in February 1993, October 2001, August 2013 and April 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the State Administration for Market Regulation of the PRC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use.

Domain Names

        The MIIT promulgated the Administrative Measures on internet Domain Names or the Domain Name Measures on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange and Offshore Investment

        Under the PRC Foreign Exchange Control Regulation promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange (the "SAFE") and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

        Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

        Under the Notice of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Control for Overseas Investment and Financing and Round-tripping Investment by Chinese Residents through Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

        Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

        Pursuant to the Circular on Further Simplifying and Improving the Foreign Exchange Management Policies on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

        Based on the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Regulations on Dividend Distribution

        The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in August 2004, October 2005, December 2013 and October 2018, the Law of Wholly Foreign-owned Enterprises promulgated in April 1986 and amended in October 2000 and September 2016 and its implementation regulations promulgated in December 1990 and subsequently amended in April 2001 and February 2014, the Sino-Foreign Equity Joint Venture Law of the PRC promulgated in July 1979 and subsequently amended in April 1990, March 2001 and September 2016 and its implementation regulations promulgated in September 1983 and subsequently amended in January 1986, December 1987, July 2001, January 2011, February 2014 and March 2019, and the Sino-Foreign Cooperative Joint Venture Law of the PRC promulgated in April 1988 and amended in October 2000, September 2016 and November 2017 and its implementation regulations promulgated in September 1995 and amended in March 2014, March 2017 and November 2017 respectively. The Wholly Foreign-owned Enterprise Law, the Sino-Foreign Equity Joint Venture Law of the PRC and the Sino-Foreign Cooperative Joint Venture Law of the PRC were replaced by the Foreign Investment Law on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

        On March 16, 2007, the SCNPC promulgated the Corporate Income Tax Law of PRC, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation for the Corporate Income Tax Law of PRC, which came into effect on January 1, 2008 and was amended in April 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

        The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and were most recently amended on February 6, 2016 and November 19, 2017. The Implementation Rules for the Provisional Regulations the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolition of the Provisional Regulations of the PRC on Business Tax and Revision of the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Announcement on Policies for Deeping the VAT Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

Regulations on Employment and Social Welfare

Labor Law and Labor Contract Law

        The Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC in July 1994, became effective in January 1995, and was most recently amended in December 2018. Pursuant to the Labor Law, an employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

        The Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

        The Labor Contract Law also imposes stringent requirements on the use of employees of temp agencies, who are known in China as "dispatched workers". Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

        As required under the Regulation on Work-related Injury Insurance implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decision of the State Council for the Establishment of a Unified Basic Pension Plan for Enterprises Employees issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on

January 22, 1999 and the Social Security Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

        In accordance with the Regulations on the Management of Housing Provident Fund which was promulgated by the State Council in April 1999 and amended in March 2002 and March 2019, respectively, employers must register at the designated administrative centers and open bank accounts for depositing employees' housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

        Pursuant to the Notice of Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals' Participation in Equity Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

        In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

        On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV's securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Derek Boyang Shen	46	Chairman
Jing Gao	37	Co-Founder, Director and Chief Executive Officer
Yan Cui	37	Co-Founder, Director and President
Wenbiao Li	53	Director
Erhai Liu	51	Director
Gang Ji	45	Director
Edwin Fung	55	Independent Director
Jianping Ye	58	Independent Director
Michael Guodong Gu	44	Chief Operating Officer
Jason Zheng Zhang	45	Chief Financial Officer
Bing Yu	34	Chief Technology Officer
Lillian Jing Liu	55	Chief People Officer

        Mr. Derek Boyang Shen is our chairman of board of directors and the angel investor of us. Mr. Shen is a successful serial entrepreneur and investor and has extensive experience in the internet industry. Mr. Shen served as the president of LinkedIn China and a global vice president of LinkedIn from 2014 to 2017. Prior to that, he founded Nuomi and served as its chief executive officer from 2010 to 2013. From 2005 to 2010, Mr. Shen worked at Google in both the U.S. and China, with his last position being the head of business development of Google China. Prior to Google, he held various senior technical leadership roles at Yahoo! and two other internet companies in the U.S. Mr. Shen obtained dual bachelor's degrees in business administration and environmental chemistry from Nankai University in 1996. He obtained his master's degree in computer science from University of California, Los Angeles (UCLA) in 2000.

        Mr. Jing Gao is our co-founder, director and chief executive officer. Mr. Gao has more than a decade of experience in the internet industry and is a successful serial entrepreneur. Prior to co-founding our company, Mr. Gao served as the chief executive officer of Sun0101.com, an advertising technology company in 2014. From 2013 to 2014, he worked as the head of business intelligence and business analytics system of Nuomi, where he was also responsible for developing new business opportunities. Prior to that, Mr. Gao was the chief of staff to the president of OkBuy, a leading e-commerce company in China, from 2011 to 2013. He worked as a search engine marketing manager at Baidu from 2009 to 2011. From 2005 to 2009, he worked at Baixing.com, an online classifieds platform, with his last position being the head of Beijing branch. Mr. Gao graduated from Beijing Jiaotong University in 2005, where he majored in computer science.

        Mr. Yan Cui is our co-founder, director and president. Mr. Cui has more than a decade of experience in the internet industry. Prior to co-founding our company, Mr. Cui served as an operation manager at the online business department of New Oriental from 2011 to 2015. He worked at Baixing.com from 2006 to 2009, where he was responsible for online sales and marketing and data analytics. Mr. Cui obtained a bachelor's degree in computer science from Beijing Union University in 2006.

        Mr. Wenbiao Li has served as our director since 2015. Mr. Li has served as a managing director of Walden International since 2008 and as a managing partner of Kaiwu Walden Capital, L.P. since 2013. Mr. Li also serves as a director of Union Optech Co., Ltd. a company listed on the Shenzhen Stock Exchange and Best, Inc., a company listed on the NYSE. From 2004 to 2007, Mr. Li served as a director of mobile engineering at Google. From 2000 to 2003, Mr. Li served as a vice president of engineering at Skire, Inc. Mr. Li obtained a bachelor's degree in computer engineering from Huazhong University of Science and Technology, a master's degree in computer science from the University of San Francisco, and an EMBA degree from Golden Gate University.

        Mr. Erhai Liu has served as our director since 2017. Mr. Liu is a founding and managing partner of Joy Capital. He has also served as a director of Bitauto Holdings Limited, a company listed on the NYSE, since 2005, and of Luckin Coffee, Inc., a company listed on NASDAQ, since 2018. Before founding Joy Capital in 2015, Mr. Liu worked for Legend Capital from 2003 to 2015, where he served as a managing director and led the TMT and innovative consumption team. Mr. Liu obtained a bachelor's degree in communication engineering from Guilin University of Electronic Technology in 1990, a master's degree in communication and information system from Xidian University in 1994, an MBA degree and a master's degree in global finance from Fordham University in 2003, and a master's degree in psychology from Peking University in 2011.

        Mr. Gang Ji has served as our director since 2019. Mr. Ji has served as a vice president of Ant Financial since 2016. He is currently a director of AGTech Holdings Ltd., a company listed on the Hong Kong Stock Exchange, and Cellular Biomedicine Group, Inc., a company listed on NASDAQ. Prior to joining Ant Financial, he served as a vice president of Alibaba Group from 2008 to 2016. Prior to that, Mr. Ji served as a vice president of Agile Partners from 2003 to 2007. He worked as an investment associate of New Margin Ventures from 2000 to 2003. He worked at KPMG from 1997 to 2000. Mr. Ji obtained a bachelor's degree in international business management from University of International Business and Economics in 1997.

        Mr. Edwin Fung has served as our independent director since 2020. Mr. Fung is a professional accountant and fellow members of the Hong Kong Institute of Certified Public Accountant and the Association of Chartered Certified Accountants of United Kingdom. Mr. Fung is also an independent director of Wanda Sports Group Company Limited, a company listed on NASDAQ and a director of Beijing Vantone Real Estate Co., Ltd., a company listed on the Shanghai Stock Exchange. He has over 30 years of professional experience in financial auditing, corporate finance and internal control compliance. Mr. Fung worked at KPMG from 1986 to 2017, where he was a vice chairman and a member of the management committee of KPMG China prior to his retirement. In 2012, Mr. Fung became the senior partner of KPMG Northern China region and the senior partner of Beijing office. Prior to that, Mr. Fung was the founding chairman of KPMG's Global China Practice and was responsible for establishing local China practice in 40 countries around the world from 2010 to 2011. He became a partner of KPMG in 1999. Mr Fung has a diploma in Accounting from Hong Kong Institution of Vocational Education.

        Mr. Jianping Ye has served as our independent director since 2020. Mr. Ye is an expert on land and real estate and has over 30 years of experience in business and public management education. Since 2001, Mr. Ye has been a chair professor at the Department of Land and Real Estate Management of Renmin University of China, where he was an associate professor from 1994 to 2001. Mr. Ye is an expert consultant to both the Ministry of Housing and Urban-Rural Development and Ministry of Natural Resources of China. He also serves as an executive director of the Global Chinese Real Estate Congress and an executive director of the China Land Science Society. He is also an Honorary Professor at the Department of Real Estate and Construction of The University of Hong Kong. Mr. Ye obtained a bachelor's degree in aerial survey and remote sensing technology from Wuhan University in 1984, a master's degree in enterprise management and a doctor of philosophy degree in land management from Renmin University of China in 1989 and 2002, respectively.

        Mr. Michael Guodong Gu is our chief operating officer. Prior to joining our company in 2019, Mr. Gu served at Baidu from 2013 to 2019 with his last position being the vice president of sales. He served as the national sales director of Sino-American Tianjin SmithKline & French Laboratories, a

joint-venture invested by GlaxoSmithKline, from 2008 to 2013. Mr. Gu served as the chief operating officer of Nuomi from May to December 2013. Mr. Gu was a regional general manager of Pepsi China from 2005 to 2008. Prior to that, he served as a director of national sales and development of Royal Dutch Shell China from 2001 to 2005. Mr. Gu worked at Procter & Gamble from 1997 to 2001, with his last position being a regional general manager. Mr. Gu obtained a bachelor's degree in information and communication engineering from Xi'an Jiaotong University in 1997.

        Mr. Jason Zheng Zhang is our chief financial officer. Prior to joining our company in 2019, Mr. Zhang worked at Citigroup Global Markets Asia Limited from 2007 to 2019, with his last position being a managing director and the chief operating officer of China investment banking division. From 2005 to 2007, he served as a manager and senior manager of the investment banking division of BNP Prime Peregrine. He worked at the head office of China Ocean Shipping (Group) Company from 1996 to 2003. Mr. Zhang obtained a bachelor's degree in international finance from Nankai University in 1996. He obtained an MBA degree from the Robert H. Smith School of Business at University of Maryland in 2005.

        Mr. Bing Yu is our chief technology officer. Prior to re-joining our company in 2019, Mr. Yu served as the chief software architect and director of engineering productivity of Tuhu.cn, an automobile maintenance e-commerce platform, from 2016 to 2019. Prior to that, he was one of our co-founders and served as our chief technology officer from 2015 to 2016. From 2005 to 2015, Mr. Yu worked at Baixing.com, with his last position being the head of engineering. Mr. Yu obtained a bachelor's degree in electronics engineering from Fudan University in 2007.

        Ms. Lillian Jing Liu is our chief people officer. Prior to joining our company in 2019, Ms. Liu served as the chief human resources officer and a group vice president of SF Express from 2016 to 2019. Prior to that, she served as the senior vice president of human resources of Renren Inc. from 2012 to 2016. From 2004 to 2012, she served as the head of human resources in the North Asia region of Nokia. Prior to that, she served as a business and human resource director of Hewlett-Packard Enterprise from 1999 to 2004. From 1994 to 1999, Ms. Liu served as the head of human resources in the Greater China region of Nortel Networks. Ms. Liu obtained an MBA from City University of Seattle in 1999.

Board of Directors

        Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our post-offering amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

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  conducting and managing the business of our company;

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  representing our company in contracts and deals;

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  appointing attorneys for our company;

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  selecting senior management such as managing directors and executive directors;

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  providing employee benefits and pension;

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  managing our company's finance and bank accounts;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

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  exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

        Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our post-offering amended and restated memorandum and articles of association. For so long as YIHAN HOLDINGS LIMITED and its affiliated entities collectively hold no less than 50% of the voting power of us, Jing Gao shall be entitled to nominate or propose the removal or replacement of a majority of the directors by delivering a written notice to us, and our directors shall procure to pass the relevant resolutions to give effect to such appointment, removal or replacement. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; or (v) is removed from office pursuant to provisions of our post-offering amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

        Pursuant to our shareholders agreement dated October 28, 2019 and our tenth amended and restated memorandum and articles of associations effective as of October 28, 2019, we have granted each of (i) Antfin (Hong Kong) Holding Limited and/or its affiliated entities, (ii) Internet Fund IV Pte. Ltd. and/or its affiliated entities, (iii) CMC Entities (CMC Downtown Holdings Limited and CMC Downtown II Holdings Limited are collectively referred to in this prospectus as the CMC Entities) and/or its affiliated entities, (iv) Joy Capital Entities (Joy Capital I, L.P., Joy Capital II, L.P., Joy Capital Opportunity, L.P., SUCCESS GOLDEN GROUP LIMITED are collectively referred to in this prospectus as the Joy Capital Entities) and/or their affiliated entities, (v) KIT Cube Limited and/or its affiliated entities, (vi) Primavera Entities (Ducati Investment Limited and Juneberry Investment Holdings Limited are collectively referred to in this prospectus as Primavera Entities) and/or their affiliated entities and (vii) Napa Time Holdings Inc. the right to elect, remove and replace one director on our board of directors, or the board representation rights. We have also granted our co-founders Mr. Jing Gao and Mr. Yan Cui the right to collectively elect, remove and replace two directors on the board. The shareholders agreement and the board representation rights are expected to be terminated upon completion of this offering. We also expect to adopt our eleventh amended and restated memorandum and articles of associations to be effective upon the completion of this offering.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee's members and functions are described below.

Audit Committee

        Our audit committee initially consists of Edwin Fung and Jianping Ye. Edwin Fung is the chairperson of our audit committee. Edwin Fung satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Edwin Fung and Jianping Ye satisfies the requirements for an "independent director" within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

        The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

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  selecting the independent auditor;

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  pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

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  annually reviewing the independent auditor's report describing the auditing firm's internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

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  setting clear hiring policies for employees and former employees of the independent auditors;

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  reviewing with the independent auditor any audit problems or difficulties and management's response;

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  reviewing and, if material, approving all related party transactions on an ongoing basis;

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  reviewing and discussing the annual audited financial statements with management and the independent auditor;

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  reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

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  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

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  discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

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  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

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  discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

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  timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

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  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  annually reviewing and reassessing the adequacy of our audit committee charter;

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  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

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  meeting separately, periodically, with management, internal auditors and the independent auditor; and

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  reporting regularly to the full board of directors.

Compensation Committee

        Our compensation committee initially consists of Derek Boyang Shen, Jing Gao and Edwin Fung. Derek Boyang Shen is the chairperson of our compensation committee. Edwin Fung satisfies the requirements for an "independent director" within the meaning of Section 303A of the NYSE Listed Company Manual.

        Our compensation committee is responsible for, among other things:

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  reviewing, evaluating and, if necessary, revising our overall compensation policies;

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  reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

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  reviewing and approving our senior officers' employment agreements with us;

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  setting performance targets for our senior officers with respect to our incentive-compensation plan and equity-based compensation plans;

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  administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee initially consists of Jing Gao, Derek Boyang Shen and Jianping Ye. Jing Gao is the chairperson of our nominating and corporate governance committee. Jianping Ye satisfies the requirements for an "independent director" within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

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  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

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  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

        In 2018, we paid aggregate cash compensation of approximately RMB1.0 million (US$0.1 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

        For information regarding share awards granted to our directors and executive officers, see "—Equity Incentive Plans."

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

2017 Stock Incentive Plan

        In February 2018, our board of directors adopted our 2017 stock incentive plan. The purpose of the 2017 stock incentive plan is to attract and retain the services of employees, directors and consultants by providing additional incentive to promote the business of our company. The 2017 stock incentive plan initially provides for an aggregate amount of no more than 75,000,000 ordinary shares to be issued pursuant to options granted under the plan. In January 2019, we amended and restated the 2017 stock incentive plan under which an aggregate amount of no more than 180,849,469 ordinary shares may be issued pursuant to options granted under the plan. In October 2019, we further amended and restated the 2017 stock incentive plan and increased the maximum number of ordinary shares that may be issued pursuant to options granted under the plan to 274,226,921.

Type of Awards

        The 2017 stock incentive plan permits awards of options.

Administration

        The 2017 stock incentive plan is administered by our board of directors, a sub-committee of the board or such person or delegates approved and appointed by the board. The administrator determines the provisions and terms and conditions of each equity award. The chief executive officer of the company has been authorized by the board to exercise the powers and rights of the administrator of the plan, subject to certain exceptions.

Term

        Unless terminated earlier, the 2017 stock incentive plan will continue in effect for a term of ten years from the date of its adoption.

Option Agreement

        Share options under the 2017 stock incentive plan shall be granted pursuant to an option agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the plan.

Vesting Schedule

        The vesting schedule of each share option granted under the 2017 stock incentive plan will be set forth in the option agreement for such equity award. Generally, the share options shall vest in a four-year period, of which the first 25% of the share options shall vest on the expiry date of a twelve-month period following the date of grant, and the remaining 75% of the share options shall vest in equal monthly installments over the following three years commencing from the vesting date of the first installment. The vesting schedule is subject to the performance KPI as established by the administrator.

Option Exercise

        The administrator determines the exercise price for each award, which is stated in the option agreement. Generally, the share options granted under the plan shall be exercisable at the time and under the conditions as determined by the administrator under the terms of the plan, which is stated in the option agreements. However, the share options may not be exercised before the consummation of an initial public offering or a corporate transaction of the company. A "corporate transaction" under the 2017 stock incentive plan is defined as any of the following transactions, provided, however, that the administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive: (i) a merger or consolidation in which the company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the company; (iii) the complete liquidation or dissolution of the company; (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the company is the surviving entity but (A) the ordinary shares of the company outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than 50% of the total combined voting power of the company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the administrator determines shall not be a corporate transaction; or (v) acquisition in a single or series of related transactions by any person or related group of persons (other than the company or by a company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a corporate transaction.

Deprivation of Granted Options

        Under certain circumstances, the company is entitled to in its sole discretion forfeit up to 80% of the unvested share options granted under the 2017 shock incentive plan of a grantee.

Termination of Service

        Generally, any share option that is not vested on the date of the termination of service of a grantee shall be immediately terminated, cancelled and forfeited on such date, subject to the administrator's other determination. If the termination of a grantee's service is not for cause, subject to certain restrictions, all the vested and exercisable share options shall be exercised within 90 days after the date of termination of service, and all the vested but not exercised share options shall be immediately terminated, cancelled and forfeited on the 91 day after the date of termination of service, subject to the administrator's other determination. If the termination of a grantee's service is for cause, any vested but not exercised share options shall be immediately terminated, canceled and forfeited on the date of termination of service, subject to the administrator's other determination. In addition, the company is entitled to certain repurchase rights to the shares held by a grantee in the event of termination of service.

Termination upon Corporate Transaction

        Unless the share options are assumed in connection with a corporation transaction as so determined by the board, all outstanding share options under the 2017 stock incentive plan shall terminate upon the consummation of a corporation transaction.

Acceleration upon Corporate Transaction or Change in Control

        In the event of a corporate transaction, the administrator shall determine whether the neither assumed nor replaced share options shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights prior to the specified effective date of a corporate transaction, subject to certain restrictions and exceptions. In the event of a change in control (other than change in control which is also a corporate transaction), the administrator shall determine whether each outstanding share option under the plan shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of a change in control, subject to certain restrictions and exceptions, depending on the administrator's determination with respect to whether provision shall be made for an appropriate assumption of the share option theretofore granted under the plan and for substitution of appropriate new share options. A "change in control" under the 2017 stock incentive plan is defined as a change in ownership or control of the company effected through the following transactions: the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the company or by a company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the company's outstanding securities pursuant to a tender or exchange offer made directly to the company's shareholders which a majority of the directors of the company who are not affiliates or associates of the offer or do not recommend such shareholders accept.

Amendment and Termination of Plan

        The board may at any time amend, suspend or terminate the 2017 stock incentive plan.

Granted Options

        As the date of the prospectus, we have granted share options to purchase in aggregate of 205,774,214 ordinary shares under the 2017 stock incentive plan, 1,922,700 of which were subsequently repurchased by us on January 16, 2019 pursuant to an option repurchase agreement entered into between and among us and certain grantees of the share options. Such share options repurchased by us were subsequently cancelled. Certain other share options previously granted were also subsequently cancelled. As a result, as of the date of the prospectus, there are 176,602,914 ordinary shares issuable upon the exercise of outstanding share options under the 2017 stock incentive plan and 97,624,007 ordinary shares reserved for future issuance under the 2017 stock incentive plan.

        The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Option Awarded	Option Exercise Price (US$/share)	Grant Date	Option Expiration Date
Derek Boyang Shen	22,860,782	0.05	December 1, 2017 and September 30, 2019	February 12, 2028
Jing Gao	17,741,716	0.05	September 30, 2019	February 12, 2028
Yan Cui	17,741,716	0.05	September 30, 2019	February 12, 2028
Michael Guodong Gu	*	0.05	June 17, 2019	February 12, 2028
Jason Zheng Zhang	*	0.05	July 2, 2019	February 12, 2028
Bing Yu	*	0.05	September 30, 2019	February 12, 2028
Lillian Jing Liu	*	0.05	September 30, 2019	February 12, 2028

*
Less than 1% of our outstanding shares.

2019 Equity Incentive Plan

        In October 2019, our board of directors adopted the 2019 equity incentive plan, which will become effective upon completion of this offering. The 2019 equity incentive plan allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of Class A ordinary shares may be subject to equity awards pursuant to the 2019 equity incentive plan is 230,000,000 initially and shall on each January 1 automatically increase to 2% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year if the maximum number of Class A ordinary shares may be subject to equity awards pursuant to the 2019 equity incentive plan falls below such limit.

Administration

        The 2019 equity incentive plan is administered by (i) the compensation committee, (ii) such other committee of the board to which the board delegates the power to administer the 2019 equity incentive plan or (iii) the board in the event of the absence of any such committee.

Change in Control

        In the event of a change in control, the administrators may provide for acceleration of equity awards, purchase of equity awards from holders, provide for assumption, conversion or replacement of equity awards or combination of the foregoing.

Term

        Unless terminated earlier, the 2019 equity incentive plan will continue in effect for a term of ten years.

Award Agreement

        All equity awards granted under the 2019 equity incentive plan are evidenced by an award agreement providing for the number of Class A ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2019 equity incentive plan.

Vesting

        The administrator determines the vesting schedule of each equity award granted under the 2019 equity incentive plan.

Amendment and Termination

        The board of directors may at any time amend or terminate the 2019 equity incentive plan, subject to certain exceptions.

Share Restriction Agreement

        On October 28, 2019, the two entities respectively controlled by our co-founders Mr. Jing Gao and Mr. Yan Cui entered into a share restriction agreement with our company and our shareholders, pursuant to which a total number of 281,290,000 ordinary shares beneficially owned by such co-founders shall be restricted shares, among which 246,000,000 of such restricted shares are beneficially owned by Mr. Jing Gao and 35,290,000 of such restricted shares are beneficially owned by Mr. Yan Cui. Such share restriction arrangements were originally entered into in November 2015 with substantially the same terms.

        Pursuant to the share restriction agreement, 25% of such restricted shares shall be vested on November 24, 2016 and remaining 75% of such restricted shares shall be vested in equal and continuous monthly installments over the period of 36 months commencing from November 24, 2016. At the end of the vesting period, all such shares will be vested and will no longer constitute restricted shares.

        At any time prior to the end of the vesting period, in the event that a co-founder unilaterally terminates his employment relationship with us or his employment relationship is terminated by us for cause as specified in the share restriction agreement, our company shall have an irrevocable option to repurchase all or part of the unvested restricted shares as of such time from the entity controlled by the leaving co-founder at a purchase price of US$1.

        At any time prior to the end of the vesting period, in the event that a co-founder and us mutually terminate his employment relationship with us or under certain other circumstances as specified in the share restriction agreement, our company shall have an irrevocable option to repurchase all of the unvested restricted shares as of such time from the entity controlled by the co-founders at a purchase price of its fair market value for each unvested restricted share. In addition, in such event, all vested restricted shares shall be free of any repurchase right of the company unless agreed otherwise by our company and the leaving founder, however, the leaving founder and the holding entity controlled by him shall appoint us or any person designated by us as its attorney-in-fact in respect of all voting rights and powers of his vested restricted shares.

        In the event that one of our co-founders terminates his employment relationship with us and the other co-founder remains a full-time employee of us, subject to certain limitations, the remaining founder shall have an irrevocable option to purchase all or any portion of the vested restricted shares from the entity controlled by the leaving co-founder.

        Entities respectively controlled by our co-founders shall not assign, encumber or dispose of any interest in the unvested restricted shares. Our company's repurchase option is assignable to our shareholders under certain circumstances.

        The share restriction agreement will terminate immediately upon the completion of this offering.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially 5.0% or more of our ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

        The total number of ordinary shares outstanding as of the date of this prospectus is 1,729,796,852, assuming conversion of all convertible redeemable preferred shares into ordinary shares.

        The total number of ordinary shares outstanding after completion of this offering will be 1,825,796,852, comprising 1,579,796,852 Class A ordinary share and 246,000,000 Class B ordinary shares, which is based upon (i) the conversion and re-designation of all of the issued and outstanding 1,448,506,852 preferred shares into 1,448,506,852 ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (ii) the creation of an additional 47,500,000,000 ordinary shares, to rank pari passu in all respects with the existing ordinary shares, such that following such increase, the total number of authorized shares of our company is 50,000,000,000; (iii) the reorganization and re-classification of 246,000,000 ordinary shares held by YIHAN HOLDINGS LIMITED into 246,000,000 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the reorganization and re-classification of all of the remaining ordinary shares (including the ordinary shares resulting from the conversion of the preferred shares) into 49,754,000,000 Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v) 96,000,000 Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (i) 176,602,914 Class A ordinary shares issuable upon the exercise of outstanding share options under our 2017 stock incentive plan; (ii) 97,624,007 Class A ordinary shares reserved for future issuance under our 2017 stock incentive plan; and (iii) 230,000,000 Class A ordinary shares reserved for future issuance under our 2019 equity incentive plan, which will become effective upon the completion of this offering. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

        Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC) and Joy Capital, and/or their affiliates that indicated interest in purchasing ADSs in this offering have subscribed for and been allocated by the underwriters 2,222,222 ADSs, 1,850,000 ADSs and 1,330,000 ADSs, respectively, in this offering at the initial public offering price. The ADSs allocated to these shareholders are reflected in the table below.

			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering
					Percentage of total ordinary shares on an as-converted basis
						Percentage of aggregate voting power*
			Class A ordinary shares	Class B ordinary shares
	Number	Percent
Directors and Executive Officers:†
Derek Boyang Shen(1)	109,385,928	6.3%	109,385,928	—	6.0	1.7
Jing Gao(2)	246,000,000	14.2%	—	246,000,000	13.5	75.7
Yan Cui(3)	35,290,000	2.0%	35,290,000	—	1.9	0.5
Wenbiao Li(4)	180,545,958	10.4%	180,545,958	—	9.9	2.8
Erhai Liu(5)	271,901,054	15.7%	271,901,054	—	14.9	4.2
Xian Chen	—	—	—	—	—	—
Gang Ji	—	—	—	—	—	—
William Wang	—	—	—	—	—	—
Edwin Fung	—	—	—	—	—	—
Jianping Ye	—	—	—	—	—	—
Michael Guodong Gu	—	—	—	—	—	—
Jason Zheng Zhang	—	—	—	—	—	—
Bing Yu	—	—	—	—	—	—
Lillian Jing Liu	—	—	—	—	—	—
All directors and executive officers as a group	843,122,940	48.7%	597,122,940	246,000,000	46.1	84.8
Principal Shareholders
Internet Fund IV Pte. Ltd.(6)	345,860,755	20.0%	364,360,755	—	20.0	5.6
Joy Capital Entities(5)	271,901,054	15.7%	285,201,054	—	15.6	4.4
YIHAN HOLDINGS LIMITED(2)	246,000,000	14.2%	—	246,000,000	13.5	75.7
KIT Cube Limited(4)	180,545,958	10.4%	180,545,958	—	9.9	2.8
CMC Entities(7)	162,157,419	9.4%	162,157,419	—	8.9	2.5
Antfin (Hong Kong) Holding Limited(8)	135,778,438	7.8%	158,000,658	—	8.7	2.4
Primavera Entities(9)	118,737,086	6.9%	118,737,086	—	6.5	1.8
Napa Time Holdings Inc.(1)	106,506,453	6.2%	106,506,453	—	5.8	1.6

*
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†
The business address for our directors and executive officers is Room 212, Chao Yang Shou Fu, 8 Chao Yang Men Nei Street, Dongcheng District, Beijing, People's Republic of China.

(1)
Represents (i) 106,506,453 Class A ordinary shares upon conversion of 106,506,453 Series A-1 convertible preferred shares that are held by Napa Time Holdings Inc., a limited liability company established in the British Virgin Islands and (ii) 2,879,475 share options granted under our 2017 stock incentive plan that have vested or are expected to vest within 60 days from the date of this prospectus. Napa Time Holdings Inc. is ultimately controlled by Mr. Derek Boyang Shen. The registered address of Napa Time Holdings Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)
Represents 246,000,000 Class B ordinary shares upon conversion of 246,000,000 ordinary shares that are held by YIHAN HOLDINGS LIMITED, a limited liability company established in the British Virgin Islands. YIHAN HOLDINGS LIMITED is ultimately controlled by Mr. Jing Gao. The registered address of YIHAN HOLDINGS LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

In October 2019, YIHAN HOLDINGS LIMITED and SHENGDUO HOLDINGS LIMITED entered into a share restriction agreement with the company and its shareholders, pursuant to which 246,000,000 of ordinary shares held by YIHAN HOLDINGS LIMITED became restricted shares. YIHAN HOLDINGS LIMITED currently holds voting power associated with such restricted shares, and the restricted shares are included in the total number of ordinary shares held by YIHAN HOLDINGS LIMITED. For further information, see "Management—Equity Incentive Plans—Share Restriction Agreement."

(3)
Represents 35,290,000 Class A ordinary shares upon conversion of 35,290,000 ordinary shares that are held by SHENGDUO HOLDINGS LIMITED, a limited liability company established in the British Virgin Islands. SHENGDUO HOLDINGS LIMITED is ultimately controlled by Mr. Yan Cui. The registered address of SHENGDUO HOLDINGS LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

In October 2019, YIHAN HOLDINGS LIMITED and SHENGDUO HOLDINGS LIMITED entered into a share restriction agreement with the company and its shareholders, pursuant to which 35,290,000 of ordinary shares held by SHENGDUO HOLDINGS LIMITED became restricted shares. SHENGDUO HOLDINGS LIMITED currently holds voting power associated with such restricted shares, and the restricted shares are included in the total number of ordinary shares held by SHENGDUO HOLDINGS LIMITED. For further information, see "Management—Equity Incentive Plans—Share Restriction Agreement."

(4)
Represents 111,502,621 Class A ordinary shares upon conversion of 111,502,621 Series A-2 redeemable convertible preferred shares and 69,043,337 Class A ordinary shares upon conversion of 69,043,337 Series A-3 redeemable convertible preferred shares that are collectively held by KIT Cube Limited, a limited liability company established in the British Virgin Islands. KIT Cube Limited is wholly owned by Kaiwu Walden Capital, L.P., which in turn is ultimately collectively controlled by Mr. Wenbiao Li and Mr. Shuhua Zhou. The registered address of KIT Cube Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(5)
Represent (i) 161,658,273 Class A ordinary shares upon conversion of 161,658,273 Series A-3 redeemable convertible preferred shares that are collectively held by Joy Capital I, L.P., a limited partnership established in the Cayman Islands; (ii) 45,955,779 Class A ordinary shares upon conversion of 45,955,779 Series B-1 redeemable convertible preferred shares and 22,351,220 Class A ordinary shares upon conversion of 22,351,220 Series B-2 redeemable convertible preferred shares that are collectively held by Joy Capital II, L.P., a limited partnership established in the Cayman Islands; (iii) 27,155,688 Class A ordinary shares upon conversion of 27,155,688 Series C-1 redeemable convertible preferred shares held by SUCCESS GOLDEN GROUP LIMITED, a company limited by shares established in the British Virgin Islands and (iv) 14,780,094 Class A ordinary shares upon conversion of 14,780,094 Series C-2 redeemable convertible preferred shares held by Joy Capital Opportunity, L.P., a limited partnership established in Cayman Islands. The general partner of Joy Capital I, L.P. is Joy Capital I GP L.P., of which the general partner in turn is Joy Capital GP, Ltd. The general partner of Joy Capital II, L.P. is Joy Capital II GP L.P., of which the general partner in turn is Joy Capital GP, Ltd. SUCCESS GOLDEN GROUP LIMITED is wholly owned by Joy Capital Opportunity, L.P., of which the general partner is Joy Capital Opportunity GP L.P., of which the general partner in turn is Joy Capital GP, Ltd. Joy Capital GP, Ltd. is wholly owned by Mr. Erhai Liu. The registered address of Joy Capital I, L.P. is Sertus Chambers, P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands. The registered address of Joy Capital II, L.P. is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.X. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of SUCCESS GOLDEN GROUP LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Joy Capital Opportunity, L.P.is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The number of ordinary shares beneficially owned after this offering includes 13,300,000 Class A ordinary shares in the form of 1,330,000 ADSs that have been subscribed by and allocated to Joy Capital Opportunity L.P.

(6)
Represents 32,247,379 Class A ordinary shares upon conversion of 32,247,379 Series A-2 redeemable convertible preferred shares, 87,315,980 Class A ordinary shares upon conversion of 87,315,980 Series B-2 redeemable convertible preferred shares and 226,297,396 Class A ordinary shares upon conversion of 226,297,396 Series C-2 redeemable convertible preferred shares that are collectively held by Internet Fund IV Pte. Ltd., a private company limited by shares established in Singapore. Internet Fund IV Pte. Ltd. is ultimately controlled by Tiger Global Management, LLC, which in turn is ultimately collectively controlled by Mr. Chase Coleman and Mr. Scott Shleifer. The registered address of Internet Fund IV Pte. Ltd. is 8 Temasek Boulevard, #32-02, Suntec Tower 3, Singapore 038988. The number of ordinary shares beneficially owned after this offering includes 18,500,000 Class A ordinary shares in the form of 1,850,000 ADSs that have been subscribed by and allocated to Tiger Global LLC, an affiliate of Internet Fund IV Pte. Ltd.

(7)
Represents (i) 68,933,668 Class A ordinary shares upon conversion of 68,933,668 Series B-1 redeemable convertible preferred shares, 15,666,743 Class A ordinary shares upon conversion of 15,666,743 Series B-2 redeemable convertible preferred shares and 5,728,199 Class A ordinary shares upon conversion of 5,728,199 Series C-2 redeemable convertible preferred shares that are collectively held by CMC Downtown Holdings Limited, an exempted company with limited liability established in the Cayman Islands and (ii) 71,828,809 Class A ordinary shares upon conversion of 71,828,809 Series D redeemable convertible preferred shares that are held by CMC Downtown II Holdings Limited, an exempted company with limited liability established in the Cayman Islands. CMC Downtown Holdings Limited is a subsidiary of CMC Capital Partners II, L.P. The general partner of CMC Capital Partners II, L.P. is CMC Capital Partners GP II, L.P., of which its general partner is CMC Capital Partners GP II, Ltd., which is in turn ultimately controlled by Mr. Ruigang Li. CMC Downtown II Holdings Limited is ultimately controlled by Mr. Ruigang Li. The registered address of CMC Downtown Holdings Limited is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of CMC Downtown II Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)
Represents 135,778,438 Class A ordinary shares upon conversion of 135,778,438 Series C-2 redeemable convertible preferred shares that are held by Antfin (Hong Kong) Holding Limited, a limited liability company established in Hong Kong. Antfin (Hong Kong) Holding Limited is an indirect wholly owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd. The registered address of Antfin (Hong Kong) Holding Limited is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The number of ordinary shares beneficially owned after this offering includes 22,222,220 Class A ordinary shares in the form of 2,222,222 ADSs that have been subscribed by and allocated to Alipay (Hong Kong) Holding Limited, an affiliate of Antfin (Hong Kong) Holding Limited.

(9)
Represents (i) 36,207,583 Class A ordinary shares upon conversion of 36,207,583 Series C-2 redeemable convertible preferred shares that are held by Ducati Investment Limited, a limited liability company established in the British Virgin Islands and (ii) 12,243,547 Class A ordinary shares upon conversion of 12,243,547 Series A-1 convertible preferred shares, 4,595,578 Class A ordinary shares upon conversion of 4,595,578 Series B-1 redeemable convertible preferred shares, 1,044,450 Class A ordinary shares upon conversion of 1,044,450 Series B-2 redeemable convertible preferred shares and 64,645,928 Class A ordinary shares upon conversion of 64,645,928 Series D redeemable convertible preferred shares that are collectively held by Juneberry Investment Holdings Limited, a limited liability company established in the British Virgin Islands. Both Ducati Investment Limited and Juneberry Investment Holdings Limited are wholly-owned subsidiaries of Primavera Capital Fund III L.P., the general partner of which is Primavera Capital GP III Ltd. The registered address of Ducati Investment Limited is Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. The registered address of Juneberry Investment Holdings Limited is Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

        As of the date of this prospectus, none of our outstanding ordinary shares or convertible redeemable preferred shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Historical Changes in Our Shareholding

        See "Description of Share Capital—History of Securities Issuances" for historical changes in our shareholding.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements with Consolidated VIEs and their shareholders

        Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operation of internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Yishui, one of our consolidated VIEs. In order to maintain flexibility of financing in China, we established another consolidated VIE, Zi Wutong, during the course of the reorganization in connection with the establishment of Phoenix Tree Holdings Limited. We effectively control each consolidated VIEs through a series of contractual arrangements with such VIEs, its shareholders and Xiaofangjian. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders"

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        See "Description of Share Capital—Shareholders Agreement" and "Description of Share Capital—Registration Rights."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Equity Incentive Plans

        See "Management—Equity Incentive Plans."

Transactions with Shaohu Luo

        In 2018, we had loans of RMB10.3 million from Shaohu Luo, a shareholder of series A-3 redeemable convertible preferred shares of our company, to facilitate his participation in our series A-3 financing offshore. The loan was unsecured, interest-free with a term of five years.

Share Repurchase from Certain Shareholders

        In January 2019, we repurchased a total of 6,210,000 ordinary shares from the entities controlled by our co-founders for a total consideration of US$6.9 million and a total of 27,155,688 series A-3 preferred shares from Joy Capital Entities for a total consideration of US$30.0 million.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association as amended from time to time, and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$50,000 divided into (i) 1,051,493,148 ordinary shares of par value US$0.00002 each, (ii) 118,750,000 Series A-1 preferred shares of par value US$0.00002 each, (iii) 143,750,000 Series A-2 preferred shares of par value US$0.00002 each, (iv) 256,065,251 Series A-3 preferred shares of par value US$0.00002 each, (v) 16,967,466 Series A-2-I preferred shares of par value US$0.00002 each, (vi) 183,823,115 B-1 preferred shares of par value US$0.00002 each, (vii) 141,000,686 Series B-2 preferred shares of par value US$0.00002 each, (viii) 27,155,688 Series C-1 preferred shares of par value US$0.00002 each, (ix) 424,519,909 Series C-2 preferred shares of par value US$0.00002 each and (x) 136,474,737 Series D preferred shares of par value US$0.00002 each.

        As of the date of this prospectus, 281,290,000 ordinary shares and 1,448,506,852 preferred shares are issued and outstanding.

        Upon the closing of this offering, we will have 1,579,796,852 Class A ordinary shares and 246,000,000 Class B ordinary shares issued and outstanding (or 1,594,196,852 Class A ordinary shares and 246,000,000 Class B ordinary shares if the underwriters exercise the over-allotment option in full), excluding (i) 176,602,914 Class A ordinary shares issuable upon the exercise of outstanding options and 97,624,007 Class A ordinary shares reserved for future issuance under our 2017 stock incentive plan as of the closing of this offering; and (ii) 230,000,000 Class A ordinary shares reserved for future issuance under our 2019 equity incentive plan, which will become effective upon the completion of this offering. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$1,000,000 divided into 50,000,000,000 ordinary shares with a par value of US$0.0002 each, comprising of 49,754,000,000 Class A ordinary shares with a par value of US$0.00002 each and 246,000,000 Class B ordinary shares with a par value of US$0.00002 each.

        Our eleventh amended and restated memorandum and articles of association will become effective upon completion of this offering and will replace our current memorandum and articles of association in its entirety. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our Class A and Class B ordinary shares.

Ordinary Shares

Objects of Our Company.

        Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Class A and Class B Ordinary Shares.

        Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law, our articles of association and the common law of the Cayman Islands. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights

        Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to twenty votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two thirds of votes cast attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Conversion.

        Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, assignment, disposition or transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder of such Class B Ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares

        Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year as our board may determine.

Liquidation

        On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

        Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors or by ordinary resolution by our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-offering memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

        If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of an special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares or any class of shares shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation, re-designation, or issue of shares ranking pari passu with such shares.

General Meetings of Shareholders

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists one or more holders holding shares which carry in aggregate not less than a majority of all votes attaching to all of the issued and outstanding ordinary shares present in person or by proxy and entitled to vote at general meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association provides that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See "Where You Can Find More Information."

Changes in Capital

        We may from time to time by ordinary resolution:

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  increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

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  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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  by subdivision of our existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our post-offering amended and restated memorandum of association ; or

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  cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

        We may by special resolution, subject to the confirmation by the Grand Court of the Cayman Islands on an application by our company, reduce our share capital or any capital redemption reserve fund in any manner permitted by law.

Exempted Company

        We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its company's register of members to inspection;

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  does not have to hold an annual general meeting;

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  may issue shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company(except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our post-offering amended and restated articles of association provides that a general meetings of shareholders may be convened by a majority of our directors.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory precedures, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provides that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Post-Offering Memorandum and Articles of Association

        Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that:

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  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

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  limit the ability of shareholders to requisition and convene general meetings of shareholders

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution or subject to the post-offering amended and restated articles of association, by the affirmative vote of a simple majority of the directors present and voting at a board meeting.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds of the issued shares of that class or the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors' Power to Issue Shares

        Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years. None of transactions set forth below involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Ordinary Shares

        On February 28, 2017, we issued a total of 62,500,000 ordinary shares to YIHAN HOLDINGS LIMITED and SHENGDUO HOLDINGS LIMITED as equity-based awards to our co-founders.

        A total of 6,210,000 of our ordinary shares owned by entities respectively controlled by our co-founders were repurchased by us on January 16, 2019 for an aggregate consideration of US$6.9 million.

Preferred Shares

        On March 7, 2017, we issued a total of 275,076,555 series A-3 redeemable convertible preferred shares to Joy Capital I, L.P., KIT Cube Limited, Ucommune International Limited and Shaohu Luo for an aggregate consideration of US$14.6 million. A total of 27,155,688 shares of such series A-3 redeemable convertible preferred shares were repurchased by us from Joy Capital I, L.P. on January 16, 2019 for an aggregate consideration of US$30.0 million. A total of 2,714,795 shares of such series A-3 redeemable convertible preferred shares issued to Ucommune International Limited were cancelled on August 23, 2019 and we concurrently issued the same number of series A-3 redeemable convertible preferred shares to Ucommune Group Holdings (Hong Kong) Limited. On March 7, 2017, we also issued a total of 16,967,466 series A-2-I redeemable convertible preferred shares to Shaohu Luo for an aggregate consideration of US$0.7 million.

        Pursuant to the share purchase agreement between certain series A-3 and series A-2-I investors and us, dated March 6, 2017, as supplemented by the joinder agreement between Manhua Shi and us, dated November 21, 2017, we agreed to issue 8,144,384 series A-3 redeemable convertible preferred shares to Manhua Shi for an aggregated consideration of US$431,344. In August 2019, we received US$431,344 in cash for the subscription of such Series A-3 redeemable convertible preferred shares. Pursuant to certain share transfer agreement, in which Manhua Shi agreed to transfer her right in such shares to Hupo Harmony Capital Management Ltd, we issued 8,144,384 series A-3 redeemable convertible preferred shares to Hupo Harmony Capital Management Ltd on August 23, 2019.

        On February 12, 2018, we issued a total of 183,823,115 series B redeemable convertible preferred shares to CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Joy Capital II, L.P., Vision Plus Capital Fund II, L.P., BAI GmbH, G&M Capital Holding Limited and R Capital Growth Fund LP for an aggregate consideration of US$60.0 million. All of such series B redeemable convertible preferred shares were re-designated to series B-1 redeemable convertible preferred shares on May 25, 2018.

        On May 25, 2018, we issued a total of 99,222,705 series B-2 redeemable convertible preferred shares to Internet Fund IV Pte. Ltd. and Joy Capital II, L.P. for an aggregate consideration of US$50.0 million. On the same date, we issued a total of 41,777,981 series B-2 redeemable convertible preferred shares to CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Joy Capital II, L.P., R Capital Growth Fund LP, Vision Plus Capital Fund II, L.P., BAI GmbH and G&M Capital Holding Limited, all of which were converted from convertible loans. See "—Convertible Loan"

        On September 30, 2018, we issued a total of 226,297,396 series C redeemable convertible preferred shares to Internet Fund IV Pte. Ltd. for an aggregated consideration of US$250.0 million. All of such series C redeemable convertible preferred shares were re-designated to series C-2 redeemable convertible preferred shares on January 16, 2019.

        On January 16, 2019, we issued a total of 27,155,688 series C-1 redeemable convertible preferred shares to SUCCESS GOLDEN GROUP LIMITED for an aggregated consideration of US$30.0 million. On the same date, we issued a total of 198,222,513 series C-2 redeemable convertible preferred shares to Antfin (Hong Kong) Holding Limited, Ducati Investment Limited, Joy Capital Opportunity, L.P., CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. for an aggregated consideration of US$219.0 million.

        On October 18, 2019, we issued a total of 71,828,809 series D redeemable convertible preferred shares to CMC Downtown II Holdings Limited for an aggregated consideration of US$100.0 million. On October 28, 2019, we issued a total of 64,645,928 series D redeemable convertible preferred shares to Juneberry Investment Holdings Limited for a total consideration of US$90.0 million.

Convertible Loan

        On February 12, 2018, we entered into convertible note agreements with CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Joy Capital II, L.P., Vision Plus Capital Fund II, L.P.,BAI GmbH, G&M Capital Holding Limited, and R Capital Growth Fund LP (collectively, the "2018 Convertible Loan Holders") to obtain a loan of US$20.0 million with a term of 18 months (the "2018 Convertible Loan"). 2018 Convertible Loan Holders are entitled to an option to convert all or part of the outstanding principal of the 2018 Convertible Loan to our preferred shares upon next round of financing. The interest rate of 2018 convertible loan is 8% per annum provided that no interest shall be accrued on the outstanding principal amount, if the entire or any portion of the principal amount is converted to our preferred shares. The conversion price shall be 80% or 70% (if the financing occurs after 12 months from the closing) of the per share price of the next financing. On May 25, 2018, we entered into convertible note conversion agreements with the 2018 Convertible Loan Holders respectively, pursuant to which the 2018 Convertible Loan was converted to 41,777,981 Series B-2 Preferred Shares at the price of US$0.4787 per share.

Option Grants

        We have granted share options to purchase our ordinary shares to certain of our directors, executive officers and employees. See "Management—Equity Incentive Plans."

Shareholders Agreement

        Pursuant to our eighth amended and restated shareholders agreement dated October 28, 2019, we granted certain preferential rights, including, among others, information right, right of first refusal, prohibition on transfer of shares, right of co-sale and drag-along right and contains provisions governing the board of directors and other corporate governance matters. These preferential rights, as well as corporate governance provisions, will terminate upon the completion of the offering, expect that certain special rights with respect to confidentiality will not terminate.

Registration Rights

        Pursuant to our eighth amended and restated shareholders agreement dated October 28, 2019, we have granted certain registration rights to certain of our shareholders. These registration rights will terminate upon the fifth anniversary of this offering. Set forth below is a description of these registration rights.

Demand Registration Rights

        At any time after the earlier of (i) the date that is 5 years after the closing of the sale and purchase of our series C-1 redeemable convertible preferred shares and series C-2 redeemable convertible preferred shares or (ii) one year following the effective date of our IPO, upon a written request from the holders of at least 20% of the registrable securities then outstanding, we shall, within ten business days after the receipt thereof, give a written notice of such request to all holders and shall, use our best efforts to effect as soon as practicable, the registration under the Securities Act of all registrable securities which the holders request to be registered within 20 days after receipt of our notice, subject to certain limitations. We, however, are not obligated to effect a demand registration if we have already effected a demand registrations, an F-3 demand registration, or a piggyback registration in which holders had an opportunity to participate, within the six-month period preceding the date of the holders' such request, subject to certain exceptions. In addition, we shall not be obligated to effect more than 3 demand registrations.

Piggyback Registration Rights

        If we propose to file a registration statement under the Securities Act in connection with a public offering of securities of our company, subject to certain exceptions, then we shall notify all holders of registrable securities in writing at least 30 days prior to filing any registration statement, and must offer each such holder the opportunity to include their shares in the registration statement. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their piggyback registration rights.

Form F-3 Demand Registration Rights

        When eligible for use of form F-3, any holder of the registrable securities then outstanding have the right to demand that we effect a registration on Form F-3/S-3. We, however, are not obligated to effect a registration on Form F-3/S-3 if, among other things, we have already effected a registration statement within the six-month period preceding the date of the registration request, subject to certain limitations. In addition, we have the right to defer Form F-3 demand registrations under certain circumstances.

Expenses of Registration

        We will pay all expenses incurred by us relating to any demand, piggyback or Form F-3 demand registration, except that the participating holders shall bear the expense of any underwriting discounts and selling commissions relating to the offering of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, unless subject to certain exception, if the registration request is subsequently withdrawn at the request of a majority of the holders of the registrable securities then outstanding.

Termination of Registration Rights

        The registration rights discussed above shall terminate upon the fifth anniversary of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hon Hai Road, Kwun Tong, Kowloon, Hong Kong.

        We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-235850 when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, ten Class A ordinary shares that are on deposit with the depositary and/or the custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Class A ordinary shares ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

        The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary's services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

        The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

        As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

        Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

        The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

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  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

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  We fail to deliver satisfactory documents to the depositary; or

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  It is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

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  We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

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  We do not deliver satisfactory documents to the depositary; or

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  The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A ordinary shares

        The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

        If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A ordinary shares

        Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

        After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

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  The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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  All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

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  You are duly authorized to deposit the Class A ordinary shares.

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  The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

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  The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

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  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

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  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

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  provide any transfer stamps required by the State of New York or the United States; and

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  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A ordinary shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian's offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

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  Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

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  Obligations to pay fees, taxes and similar charges.

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  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in "Description of Share Capital."

        At our request, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

        If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs as follows:

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  In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

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  In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

        Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

        As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

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Issuance of ADSs (e.g.,  an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

        As an ADS holder you will also be responsible to pay certain charges such as:

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  taxes (including applicable interest and penalties) and other governmental charges;

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  the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

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  certain cable, telex and facsimile transmission and delivery expenses;

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  the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

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  the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

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  the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

        ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

        In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.

In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

        In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

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  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

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  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our post-offering memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our post-offering memorandum and articles of association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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  We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

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  No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

  •
  Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

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  Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

        The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

        As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

        AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

        The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon closing of this offering, we will have ADSs outstanding representing approximately 5.3% of our ordinary shares (or ADS outstanding representing approximately 6.0% of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of approximately 176,602,914 Class A ordinary shares will be outstanding as of the closing of this offering. Of these options, 76,228,339 will have vested at or prior to the closing of this offering and 100,374,575 approximately will vest over the next 3 years.

        All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an "affiliate" of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are "restricted securities" as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

        Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

        Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or ADSs, and while our application has been made to list our ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

        We, our directors, executive officers and our existing shareholders holding more than 98% of our total equity interest have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. In addition, we have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise with the prior written consent of the representatives of the underwriters.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 18,257,969 ordinary shares immediately after this offering; and

  •
  the average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in "brokers' transactions" as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

        Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

        Upon completion of this offering, certain holders of our Class A ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

 TAXATION

        The following is a general summary of certain Cayman Islands, People's Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. To the extent that the discussion below relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion below relates to matters of PRC tax law, it is the opinion of Haiwen & Partners, our PRC counsel. To the extent that the discussion below relates to matters of United States federal income tax law, it is the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. You should consult your tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations; and

  (2)
  that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

  (a)
  on or in respect of the shares, debentures or other obligations of the Company; or

  (b)
  by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (2018 Revision).

        The undertaking for us is for a period of twenty years from September 23, 2019.

People's Republic of China Taxation

        In March 2007, the National People's Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, respectively. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term "de facto management body" as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

        In addition, SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders' meetings; and (d) half or more of the senior management or directors having voting rights. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ADSs or Class A ordinary shares. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

        Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Class A ordinary shares or the ADSs. However, under Bulletin 7 and SAT Circular 37, where a non-resident enterprise conducts an "indirect transfer" by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars. See "Risk Factors—Risks Relating to Doing Business in China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies."

Certain United States Federal Income Tax Considerations

        The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof.

This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

        As used herein, the term "United States Holder" means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the "Code", and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our stock by vote or value;

  •
  a partnership or other pass-through entity for United States federal income tax purposes;

  •
  a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

  •
  a person whose "functional currency" is not the United States dollar.

        If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

        This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under "—People's Republic of China Taxation") will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

        Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which we have been approved for listing on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See "Taxation—People's Republic of China Taxation." Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

        Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see "—Passive Foreign Investment Company" below).

        Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

        Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

        Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not believe we were a passive foreign investment company, or a PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We believe that the rents we derive from our leasing operations should qualify as derived in the active conduct of a trade or business, and thus, should not constitute passive income. There can be no assurance, however, that the Internal Revenue Service will not successfully assert a contrary position. Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

        The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

        If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge and a deemed sale discussed in the following paragraph, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

        In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as "marketable stock." The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a "qualified exchange or other market"(within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It is intended that only the ADSs and not the Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of

Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

        If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, and any gain will be treated as ordinary income. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under "—Taxation of Dividends," except that the lower rate applicable to dividends received from a qualified foreign corporation (discussed above) would not apply if we are a PFIC in the taxable year in which the dividend is paid or in the preceding taxable year.

        If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to prepare or provide you with the tax information necessary to permit you to make this election.

        If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes or the PRC treats the sale or exchange as an indirect transfer of PRC taxable assets), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for which Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Citigroup Global Markets Inc.	2,880,000
Credit Suisse Securities (USA) LLC	2,880,000
J.P. Morgan Securities LLC	2,880,000
Tiger Brokers (NZ) Limited	960,000
Total:	9,600,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives", respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.567 per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to 1,440,000 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter's name in the preceding table bears to the total number of ADSs listed in the preceding table.

        The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

		Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$13.500	$129,600,000	$149,040,000
Underwriting discounts and commissions to be paid by us:	$0.945	$9,072,000	$10,432,800
Proceeds, before expenses, to us	$12.555	$120,528,000	$138,607,200

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.1 million. The underwriters have agreed to reimburse us for expenses incurred in connection with this offering in an amount of US$4.072 million.

        Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC) and Joy Capital, and/or their affiliates that indicated interest in purchasing ADSs in this offering have subscribed for and been allocated by the underwriters 2,222,222 ADSs, 1,850,000 ADSs and 1,330,000 ADSs, respectively, in this offering at the initial public offering price, representing in aggregate 56.3% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. In addition, the strategic investor that indicated interest in purchasing ADSs in this offering has subscribed for and been allocated by the underwriters 1,850,000 ADSs in this offering at the initial public offering price, representing 19.3% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Tiger Brokers (NZ) Limited, or TBNZ is not a broker-dealer registered with the SEC. To the extent that its conduct may involve the offer or sale of ADSs to investors in the United States, those offers or sales will be made through US Tiger Securities, Inc., TBNZ's SEC-registered broker-dealer affiliate in the United States.

        The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States of America. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New Yok 10010, U.S.A. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010.

        We intend to apply for the listing of our ADSs on the NYSE under the trading symbol "DNK".

        We, our directors, executive officers and our existing shareholders holding more than 98% of our total equity interest have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs; or

  •
  publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

        In addition, we have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise with the prior written consent of the representatives of the underwriters.

        The restrictions described in the preceding paragraph are subject to certain exceptions.

        The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

  •
  Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

        These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

        We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering.

        This document:

  (a)
  does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the "Corporations Act");

  (b)
  has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

  (c)
  may only be provided in Australia to select investors, or the Exempt Investor, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

        The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

        As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

        Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

        The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

        By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

  (a)
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions,

  (b)
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

  (c)
  where required by law, the purchaser is purchasing as principal and not as agent, and

  (d)
  the purchaser has reviewed the resale restriction above.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center ("DIFC")

        This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

        In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than at any time:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters/global co-ordinators; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require the Company or any underwriters/global co-ordinators to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

        The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

        This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

        The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan. Accordingly, none of the ADSs nor any interests therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Kingdom of Saudi Arabia

        This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority ("CMA") pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the "CMA Regulations"). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a "sophisticated investor", as set out in the prospectus.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of the Company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

        None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) ("CNBV") of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores). As required under the Mexican Securities Market Law, the company will give notice to the CNBV of the offering of the securities under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of the company, the investment quality of the securities, or that the information contained in this prospectus or in any prospectus supplement. The company has prepared this prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

        This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the "SFA"), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals , each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

        Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

        The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

        This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, nor the Company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

        The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons") or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, NYSE listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$	19,345
NYSE listing fee		150,000
Financial Industry Regulatory Authority filing fee		22,856
Printing and engraving expenses		387,000
Legal fees and expenses		1,800,000
Accounting fees and expenses		900,000
Miscellaneous		792,799

Total	US$	4,072,000

 LEGAL MATTERS

        We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Tian Yuan Law Firm. Simpson Thacher & Bartlett LLP and Maples and Calder (Hong Kong) LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements of Phoenix Tree Holdings Limited as of December 31, 2017 and 2018 and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The office of KPMG Huazhen LLP is located at 8th floor, KPMG Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing, the People's Republic of China.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the internet at the SEC's web site at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

PHOENIX TREE HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Phoenix Tree Holdings Limited:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Phoenix Tree Holdings Limited and subsidiaries (the "Company") as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders' deficit, and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

        We have served as the Company's auditor since 2019.

Beijing, China
August 28, 2019

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note 2(d))
ASSETS
Current assets:
Cash	214,002	1,087,258	152,113
Term deposits	—	137,264	19,204
Restricted cash	—	1,362,266	190,588
Short-term investments	150,549	—	—
Accounts receivable, net	3,728	1,456	204
Advance to landlords	62,453	301,190	42,138
Prepayments and other current assets	43,152	265,794	37,186

Total current assets	473,884	3,155,228	441,433

Non-current assets:
Restricted cash	—	16,010	2,240
Property and equipment, net	507,057	1,989,630	278,359
Intangible asset, net	—	2,053	287
Deposits to landlords	103,481	414,754	58,026
Other non-current assets	50,324	251,936	35,247

Total non-current assets	660,862	2,674,383	374,159

Total assets	1,134,746	5,829,611	815,592

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB750,679 and RMB2,890,842 as of December 31, 2017 and 2018, respectively)	750,679	2,890,842	404,444
Accounts payable (including accounts payable of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB129,825 and RMB358,466 as of December 31, 2017 and 2018, respectively)	129,825	718,890	100,576
Rental payable (including rental payable of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB31,678 and RMB180,994 as of December 31, 2017 and 2018, respectively)	31,678	180,994	25,322
Advance from residents (including advance from residents of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB105,656 and RMB279,534 as of December 31, 2017 and 2018, respectively)	105,656	279,534	39,108
Amount due to a related party (including amount due to a related party of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of nil and RMB10,343 as of December 31, 2017 and 2018, respectively)	—	10,343	1,447
Deposits from residents (including deposits from residents of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB90,447 and RMB287,304 as of December 31, 2017 and 2018, respectively)	90,447	287,304	40,195
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB52,594 and RMB203,994 as of December 31, 2017 and 2018, respectively)	52,594	214,170	29,963

Total current liabilities	1,160,879	4,582,077	641,055

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
Non-current liabilities:
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB186,891 and RMB182,646 as of December 31, 2017 and 2018, respectively)	186,891	182,646	25,553
Deposits from residents (including deposits from residents of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB12,710 and RMB51,539 as of December 31, 2017 and 2018, respectively)	12,710	51,539	7,211

Total non-current liabilities	199,601	234,185	32,764

Total liabilities	1,360,480	4,816,262	673,819

Commitments and contingencies (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
MEZZANINE EQUITY
Series A-1 Convertible Preferred Shares (US$0.00002 par value, 118,750,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018; Liquidation value of RMB1,335 and RMB1,402 as of December 31, 2017 and 2018)	1,335	1,402	196
Series A-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, 143,750,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, Redemption value of RMB28,615 and RMB32,156 as of December 31, 2017 and 2018; Liquidation value of RMB33,814 and RMB35,517 as of December 31, 2017 and 2018)	28,615	32,156	4,499
Series A-2-I Redeemable Convertible Preferred Shares (US$0.00002 par value, 16,967,466 shares authorized, issued and outstanding as of December 31, 2017 and 2018, Redemption value of RMB6,256 and RMB6,826 as of December 31, 2017 and 2018; Liquidation value of RMB7,046 and RMB7,401 as of December 31, 2017 and 2018)	6,256	6,826	955
Series A-3 Redeemable Convertible Preferred Shares (US$0.00002 par value, 275,076,555 and 283,220,939 shares authorized, 275,076,555 shares issued and outstanding as of December 31, 2017 and 2018, Redemption value of RMB104,455 and RMB118,316 as of December 31, 2017 and 2018; Liquidation value of RMB142,792 and RMB149,981 as of December 31, 2017 and 2018)	104,455	118,316	16,553
Series B-1 Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 183,823,115 shares authorized, issued and outstanding as of December 31, 2017 and 2018, Redemption value of nil and RMB440,721 as of December 31, 2017 and 2018; Liquidation value of nil and RMB617,688 as of December 31, 2017 and 2018)	—	440,721	61,659
Series B-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 141,000,686 shares authorized, issued and outstanding as of December 31, 2017 and 2018, Redemption value of nil and RMB510,802 as of December 31, 2017 and 2018; Liquidation value of nil and RMB731,473 as of December 31, 2017 and 2018)	—	510,802	71,464
Series C Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 226,297,396 shares authorized, issued and outstanding as of December 31, 2017 and 2018, Redemption value of nil and RMB1,749,409 as of December 31, 2017 and 2018; Liquidation value of nil and RMB1,715,800 as of December 31, 2017 and 2018)	—	1,749,409	244,751

Total mezzanine equity	140,661	2,859,632	400,077

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
SHAREHOLDERS' DEFICIT
Ordinary Shares (US$0.00002 par value, 1,945,455,979 shares and 1,386,190,398 shares authorized as of December 31, 2017 and 2018; 287,500,000 shares issued and outstanding as of December 31, 2017 and 2018)	35	35	5
Accumulated other comprehensive income/(loss)	1,754	(3,061)	(428)
Accumulated deficit	(368,184)	(1,839,123)	(257,303)

Total shareholders' deficit attributable to ordinary shareholders	(366,395)	(1,842,149)	(257,726)
Non-controlling interest	—	(4,134)	(578)

Total shareholders' deficit	(366,395)	(1,846,283)	(258,304)

Total liabilities, mezzanine equity and shareholders' deficit	1,134,746	5,829,611	815,592

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
Revenues	656,782	2,675,031	374,251
Operating expenses:
Rental cost	(511,697)	(2,171,755)	(303,840)
Depreciation and amortization	(98,984)	(373,231)	(52,217)
Other operating expenses	(46,456)	(295,141)	(41,292)
Pre-opening expense	(62,119)	(270,399)	(37,830)
Sales and marketing expenses	(80,991)	(471,026)	(65,899)
General and administrative expenses	(49,960)	(203,847)	(28,519)
Technology and product development expenses	(25,194)	(110,954)	(15,523)

Operating loss	(218,619)	(1,221,322)	(170,869)

Change in fair value of convertible loan	(441)	(6,962)	(974)
Interest expenses	(55,013)	(163,357)	(22,854)
Interest income	831	20,226	2,830
Investment income	1,606	1,778	249

Loss before income taxes	(271,636)	(1,369,637)	(191,618)

Income tax benefit/(expense)	112	(112)	(16)

Net loss	(271,524)	(1,369,749)	(191,634)
Loss attributable to non-controlling interest	—	(4,134)	(578)

Net loss attributable to Phoenix Tree Holdings Limited	(271,524)	(1,365,615)	(191,056)
Accretion and modification of redeemable convertible preferred shares	(14,123)	(111,132)	(15,548)

Net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(285,647)	(1,476,747)	(206,604)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
Net loss	(271,524)	(1,369,749)	(191,634)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	1,777	(4,478)	(626)
Unrealized gain on available-for-sale securities, net of income taxes of RMB112	337	—	—
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of income taxes of RMB112	—	(337)	(47)

Comprehensive loss	(269,410)	(1,374,564)	(192,307)
Comprehensive loss attributable to non-controlling interest	—	(4,134)	(578)

Comprehensive loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(269,410)	(1,370,430)	(191,729)

Net loss per share
—Basic and diluted	(2.55)	(7.95)	(1.11)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	111,848,958	185,677,083	185,677,083

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(All amounts in thousands, except for share and per share data)

	Ordinary Shares		Additional paid in capital	Accumulated other Comprehensive Income/(loss)	Accumulated Deficit	Shareholders' deficit attributable to Phoenix Tree Holdings Limited	Non- Controlling Interest	Total Shareholders' Deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	300,000,000	35	—	(360)	(91,106)	(91,431)	—	(91,431)
Net loss	—	—	—	—	(271,524)	(271,524)	—	(271,524)
Cancellation of restricted shares forfeited	(75,000,000)	—	—	—	—	—	—	—
Share-based compensation	62,500,000	—	8,569	—	—	8,569	—	8,569
Foreign currency translation adjustment, net of nil income taxes	—	—	—	1,777	—	1,777	—	1,777
Unrealized holding gains on available-for-sale security, net of income taxes of RMB112	—	—	—	337	—	337	—	337
Accretion and modification of redeemable convertible preferred shares	—	—	(8,569)	—	(5,554)	(14,123)	—	(14,123)

Balance as of December 31, 2017	287,500,000	35	—	1,754	(368,184)	(366,395)	—	(366,395)
Net loss	—	—	—	—	(1,365,615)	(1,365,615)	(4,134)	(1,369,749)
Share-based compensation	—	—	5,808	—	—	5,808	—	5,808
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(4,478)	—	(4,478)	—	(4,478)
Reclassification adjustment for gain on available for sale securities, net of income taxes of RMB112	—	—	—	(337)	—	(337)	—	(337)
Accretion and modification of redeemable convertible preferred shares	—	—	(5,808)	—	(105,324)	(111,132)	—	(111,132)

Balance as of December 31, 2018	287,500,000	35	—	(3,061)	(1,839,123)	(1,842,149)	(4,134)	(1,846,283)

Balance as of December 31, 2018—US$(Note (2d))		5	—	(428)	(257,303)	(257,726)	(578)	(258,304)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(271,524)	(1,369,749)	(191,634)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	98,984	373,231	52,217
Share-based compensation	8,569	5,808	813
Loss on disposal of property and equipment	1,470	7,859	1,100
Foreign currency exchange loss, net	—	2,971	416
Investment income	(1,606)	(1,778)	(249)
Change in fair value of convertible loan	441	6,962	974
Changes in operating assets and liabilities:
Accounts receivable	3,505	2,272	318
Advance to landlords	(44,817)	(238,737)	(33,401)
Prepayments and other current assets	(8,220)	(222,642)	(31,149)
Deposits to landlords	(78,769)	(311,273)	(43,549)
Other non-current assets	(35,302)	(156,612)	(21,911)
Accounts payable	(24,830)	16,984	2,376
Rental payable	31,678	149,316	20,890
Advance from residents	91,073	173,878	24,326
Current and non-current deposits from residents	75,348	235,686	32,974
Accrued expenses and other current liabilities	39,422	161,576	22,605

Net cash used in operating activities	(114,578)	(1,164,248)	(162,884)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(340,788)	(1,291,460)	(180,682)
Purchase of intangible assets	—	(2,175)	(304)
Investment in term deposits	—	(137,264)	(19,204)
Prepaid deposit for business acquisition	—	(45,000)	(6,296)
Purchase of short-term investments	(490,100)	(80,000)	(11,192)
Proceeds from sales of short-term investments	341,606	231,878	32,441

Net cash used in investing activities	(489,282)	(1,324,021)	(185,237)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
			(Note (2d))
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	1,725,476	5,637,551	788,722
Repayment of bank borrowings	(1,002,595)	(3,501,633)	(489,896)
Proceeds from Series A-3 Redeemable Convertible Preferred Shares	100,559	—	—
Payments of issuance cost of Series A-3 Redeemable Convertible Preferred Shares	(1,000)	—	—
Proceeds from Series B-1 Redeemable Convertible Preferred Shares	—	379,542	53,100
Payments of issuance cost of Series B-1 Redeemable Convertible Preferred Shares	—	(8,091)	(1,132)
Loan provided by a related party	—	10,343	1,447
Proceeds from Series B-2 Redeemable Convertible Preferred Shares	—	321,040	44,915
Payments of issuance cost of Series B-2 Redeemable Convertible Preferred Shares	—	(3,249)	(455)
Proceeds from Series C Redeemable Convertible Preferred Shares	—	1,737,750	243,120
Payments of issuance cost of Series C Redeemable Convertible Preferred Shares	—	(6,800)	(951)
Proceeds from issuance of convertible loan	—	126,206	17,657

Net cash provided by financing activities	822,440	4,692,659	656,527

Effect of foreign currency exchange rate changes on cash and restricted cash	(6,110)	47,142	6,595

Net increase in cash and restricted cash	212,470	2,251,532	315,001
Cash and restricted cash at the beginning of the year	1,532	214,002	29,940

Cash and restricted cash at the end of the year	214,002	2,465,534	344,941

Supplemental disclosure of cash flow information:
Interest paid	55,013	161,833	22,641
Income tax paid	—	—	—
Accrual of purchase of property and equipment	129,825	701,906	98,200
Issuance of Series A-2-I Redeemable Convertible Preferred Shares upon conversion of convertible loan	6,250	—	—
Issuance of Series B-2 Redeemable Convertible Preferred Shares upon conversion of convertible loan	—	133,168	18,631

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization

(a)   Description of business

        Phoenix Tree Holdings Limited ("Phoenix Tree" or "the Company"), through its wholly-owned subsidiaries, consolidated variable interest entities ("VIEs") and VIEs' wholly-owned subsidiaries (collectively referred to as "the Group"), leases apartments from property owners, designs, renovates and furnishes such apartments and rents them out to residents and corporate clients. The Group provides, repair and maintenance for private rooms, common area maintenance and utilities to the residents. All of the Group's principal operations and geographic markets are in the People's Republic of China ("PRC").

(b)   Organization

        The Group operates its business in the PRC through Zi Wutong (Beijing) Asset Management Co., Ltd. ("Zi Wutong") and Yishui (Shanghai) Information Technology Co., Ltd. ("Shanghai Yishui"), limited liability companies established under the laws of the PRC in January 2015 and November 2016, respectively. Shanghai Yishui holds the license of telecommunications and information services, or ICP license, from the government in order to carry out online rental platform operations in China. The recognized and unrecognized revenue-producing assets that were held by VIEs primarily consisted of leasehold improvement, furniture and appliance, leasehold improvements under construction, operating leases for the apartments and ICP license. The equity interests of Zi Wutong and Shanghai Yishui (the "VIEs") are legally held by individuals who act as nominee equity holders of VIEs on behalf of Xiaofangjian (Shanghai) Internet Information Technology Co., Ltd. ("Xiaofangjian" or "WOFE"), the Company's wholly-owned subsidiary. A series of contractual agreements, including Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Call Option Agreement, Spousal Consent Letters and Power of Attorney Agreements (collectively, the "VIE Agreements"), were entered among Zi Wutong, Xiaofangjian and nominee equity holders of Zi Wutong and among Shanghai Yishui, Xiaofangjian and nominee equity holders of Shanghai Yishui. Through the VIE Agreements, the nominee equity holders of the VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to WOFE. The nominee equity holders of the VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance. Accordingly, the VIEs are considered variable interest entities.

        In accordance with Accounting Standards Codification ("ASC") 810-10-25-38A, the Company, through the WOFE, has a controlling financial interest in the VIEs because the WOFE has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. Thus, the Company, through the WOFE, is the primary beneficiary of the VIEs.

        Under the terms of the VIE Agreements, the WOFE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

law. Accordingly, the financial statements of the VIEs are consolidated in the Company's consolidated financial statements.

        Under the terms of the VIE Agreements, the VIEs' nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net loss of the VIEs are attributed to the Company.

        The principal terms of the VIE Agreements are further described below.

1)    Exclusive Business Cooperation Agreement

        WOFE and the VIEs entered into an Exclusive Business Cooperation Agreement, whereby WOFE is appointed as the exclusive service provider for the provision of business support, technology and consulting services to the VIEs. Unless a written consent is given by WOFE, the VIEs are not allowed to engage a third party to provide such services, while WOFE is able to designate another party to render such services to the VIEs. WOFE shall bill the VIEs on a quarterly basis for the service fee at an amount determined by the workload and commercial value. WOFE have the rights to adjust the basis of calculation of the service fee amount according to service provided to the VIEs. WOFE owns the exclusive intellectual property rights, whether created by WOFE or the VIEs, as a result of the performance of the Exclusive Business Cooperation Agreement. The Exclusive Business Cooperation Agreement will be in effect until terminated upon written consent by WOFE and VIEs.

2)    Equity Pledge Agreement

        Pursuant to the equity pledge agreement, each nominee equity holder of the VIEs has pledged all of his equity interest in the VIEs to guarantee the nominee equity holders' and the VIEs' performance of their obligations under the contractual arrangements, which include the Power of Attorney Agreements, Exclusive Business Cooperation Agreements and Exclusive Call Option Agreements. If the VIEs or the nominee equity holders breach their contractual obligations under these agreements, WOFE, as pledgee, will be entitled to certain rights regarding the pledged interests, including receiving proceeds from the auction or sale of all or part of the pledged interests of the VIEs in accordance with the law. Each nominee equity holder of the VIEs agrees that, during the term of the equity pledge agreement, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WOFE. The equity pledge agreements remain effective until the VIEs and their nominee equity holders discharge all their obligations under the contractual arrangements or all secured indebtedness has been fully paid. The pledge was registered with the relevant local administration for industry and commerce in January 2019 and will remain binding until the VIEs and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WOFE to enforce the equity pledge against third parties who acquire the equity interests of the VIEs in good faith.

3)    Exclusive Call Option Agreement

        Pursuant to the exclusive call option agreement, each shareholder of the VIEs has irrevocably granted WOFE an exclusive option to purchase, or have its designated person or persons to purchase,

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

at its discretion, to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The purchase price shall be RMB1 or the minimum price permitted under PRC law. The equity holders should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Without prior written consent of WOFE, the VIEs and the equity holders shall not amend its Memorandum and Articles of Association, increase or decrease the registered capital, sell, pledge or otherwise dispose of its assets, business or beneficial interest, create or allow any encumbrance on its assets, business or other beneficial interests, commit to any liabilities, provide any loans to any person, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), conduct mergers or acquisitions or make any investments, liquidate the VIEs or distribute dividends to the equity holders. Each equity holder of the VIEs has agreed that, without prior written consent of WOFE, he will not sell, pledge or otherwise dispose his or her equity interests in the VIEs or create or allow any encumbrance on their equity interests. The VIEs and the equity holders shall appoint those individuals recommended by WOFE as directors of the VIEs. The agreement will remain effective until all equity interests in the VIEs held by the equity holders are transferred or assigned to WOFE or its designee.

4)    Spousal Consent Letters

        Pursuant to the Spousal Consent Letters executed by each spouse of each nominee equity holder of the VIEs, each signing spouse confirmed that she does not enjoy any right or interest in connection with the equity interests of the VIEs. The spouse also irrevocably agreed that she would not claim in the future any right or interest in connection with the equity interests in the VIEs held by her spouse.

5)    Power of Attorney Agreements

        Pursuant to the power of attorney agreements, each nominee equity holder of VIEs has irrevocably authorized the WOFE, or any individuals designated by the WOFE to act as such nominee equity holder's exclusive attorney-in-fact to exercise all shareholder rights, including without limitation to: (1) the right to attend on shareholder's meetings of the VIEs, (2) the right to exercise all the nominee equity holder's rights and shareholder's voting rights such shareholder is entitled to under the laws of China and the Articles of Association of the VIEs, including but not limited to the sale or transfer or pledge or disposition of their shareholding in part or in whole, and (3) designate and appoint on behalf of such nominee equity holder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of the VIEs. Each power of attorney agreement is irrevocable and continuously effective from the execution date.

        The Company relies on the VIE Agreements to operate and control VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

would be difficult to exert effective control over VIEs, and the Company's ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

        In the opinion of management, based on the legal opinion obtained from the Company's PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the Company's corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

  •
  revoking the business and operating licenses of the Company;

  •
  levying fines on the Company;

  •
  confiscating any of the income that they deem to be obtained through illegal operations;

  •
  shutting down the Company's services or imposing onerous conditions on the Company's operation through any transactions between the Company's PRC subsidiaries and VIEs;

  •
  discontinuing or restricting the Company's operations in China;

  •
  imposing conditions or requirements with which the Company may not be able to comply;

  •
  requiring the Company to change its corporate structure and contractual arrangements;

  •
  restricting or prohibiting the use of the proceeds from overseas offering to finance the Company's VIEs' business and operations; and

  •
  taking other regulatory or enforcement actions that could be harmful to the Company's business.

If the imposition of any of these penalties or requirement to restructure the Company's corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company's right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

        The equity interests of VIEs are legally held by Gao Jing and Cui Yan as nominee equity holders on behalf of the Company. Gao Jing and Cui Yan each holds 18% and 3% of the total ordinary shares and preferred shares issued and outstanding of the Company as of December 31, 2018, respectively, assuming the conversion of the Series A, Series B and Series C convertible redeemable preferred shares to ordinary shares and the vesting of all outstanding restricted shares held by Gao Jing and Cui Yan as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company's favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Company could exercise the purchase option under the Exclusive Call Option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by the Company. The Company relies on the nominee equity holders, who are both the

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

Company's directors and owe a fiduciary duty to the Company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Company and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of VIEs, the Company would have to rely on legal proceedings, which could result in disruption of the Company's business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

        The Company's involvement with the VIEs under the VIE Agreements affected the Company's consolidated financial position, results of operations and cash flows as indicated below.

        The following consolidated assets and liabilities of the Group's VIEs as of December 31, 2017 and 2018, and consolidated revenues, net loss and cash flows for the years ended December 31, 2017 and 2018, have been included in the accompanying consolidated financial statements:

	As of December 31,
	2017	2018
	RMB	RMB
Cash	124,264	25,287
Restricted cash	—	139,581
Short-term investments	150,549	—
Accounts receivable, net	3,728	1,456
Amounts due from related parties*	1,000	473,641
Advance to landlords	62,453	301,190
Prepayments and other current assets	43,152	258,269
Total current assets	385,146	1,199,424
Restricted cash	—	16,010
Property and equipment, net	507,057	1,989,630
Intangible asset, net	—	2,053
Deposits to landlords	103,481	414,754
Other non-current assets	50,324	251,936
Total non-current assets	660,862	2,674,383
Total assets	1,046,008	3,873,807
Short-term borrowings and current portion of long-term borrowings	750,679	2,890,842
Accounts payable	129,825	358,466
Rental payable	31,678	180,994
Advance from residents	105,656	279,534
Amount due to related parties*	31,482	1,127,431
Deposits from residents	90,447	287,304
Accrued expenses and other current liabilities	52,594	203,994
Total current liabilities	1,192,361	5,328,565
Long-term borrowings, excluding current portion	186,891	182,646
Deposits from residents	12,710	51,539
Total non-current liabilities	199,601	234,185
Total liabilities	1,391,962	5,562,750

*
Amounts due from related parties include amounts due from the Company and its wholly-owned subsidiaries, which are eliminated upon consolidation. Amounts due to related parties include amounts due to the Company and its wholly-owned subsidiaries in the amount of RMB31,482 and RMB1,117,088 as of December 31, 2017 and 2018, respectively, which are eliminated upon consolidation.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Revenues	656,782	2,675,031
Net loss	(263,474)	(1,342,652)
Net cash used in operating activities	(110,867)	(906,269)
Net cash used in investing activities	(489,282)	(1,183,378)
Net cash provided by financing activities	722,881	2,146,261
Net increase in cash and restricted cash	122,732	56,614
Cash and restricted cash at the beginning of the year	1,532	124,264
Cash and restricted cash at the end of the year	124,264	180,878

        In accordance with VIE Agreements, WOFE has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the restricted cash of RMB155,591 pledged to secure bank borrowings (Note 8) and registered capital of RMB30 as of December 31, 2018, The creditors of VIEs do not have recourse to the general credit of WOFE.

        During the periods presented, the Company and its wholly-owned subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs require financial support, the WOFE may, at its option and to the extent permitted under the PRC law, provide such support to VIEs through advances or loans to VIEs' nominee equity holders or entrustment loans to VIEs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

        The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Group has incurred losses since its inception. As of December 31, 2018, the Group had an accumulated deficit of RMB1,839,123 and its consolidated current liabilities exceeded current assets in the amount of RMB1,426,849. In addition, for the year ended December 31, 2018, the Group recorded a significant amount of net cash used in operating activities of RMB1,164,248. Historically, the Group had relied principally on proceeds from the issuance of preferred shares and borrowings from banks and financial institutions. These include rent financing arrangements where the Group received cash at the beginning of the lease term from financial institutions the majority of rental fee of the underlying lease agreements the Group entered into with individual residents, to fund the Group's working capital requirements and investing activities.

        Management believes that the amount of available cash balance as of December 31, 2018 and forecasted net cash flows for a period of one year after the issuance of the consolidated financial

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements will be sufficient for the Group to satisfy its obligations and commitments when they become due for a reasonable period of time. The forecasted cash flow has taken into account the expected available rent financing arrangements in the normal course of the Group's business. In addition, the Group raised funds in the amount of US$218,985 (equivalent to RMB1,500,416) through issuance of Series C-2 redeemable convertible preferred shares (See note 19(a)) in January 2019. Management also believes that the Group can adjust the pace of its business expansion and control operating expenses when necessary. The accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period extending at least one year beyond the date that the consolidated financial statements are issued.

(b)   Principles of Consolidation

        The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIEs in which the Company, through its WOFE, has a controlling financial interest, and VIEs' wholly-owned subsidiaries.

        All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, VIEs, and VIEs' wholly-owned subsidiaries have been eliminated upon consolidation.

(c)   Use of Estimates

        The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, useful lives and recoverability of property and equipment, the realization of deferred income tax assets, the fair value of share-based compensation awards, convertible loan, ordinary shares and convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)   Convenience Translation

        Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1477, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2019, or at any other rate.

        The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Commitments and Contingencies

        In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f)    Cash

        Cash consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	As of December 31,
	2017	2018
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	124,259	148,222
—Denominated in USD	—	69,410

Total cash balances held at mainland PRC financial institutions	124,259	217,632

Financial institutions in the United States
—Denominated in USD	89,738	869,575

Total cash balances held at the United States financial institutions	89,738	869,575

Total cash balances held at financial institutions	213,997	1,087,207

(g)   Term deposits

        Term deposits represent deposit placed with bank with original maturities of more than three months but less than one year. The Group's term deposits are denominated in USD and deposited at a financial institution in the mainland of the PRC.

(h)   Restricted Cash

        Restricted cash is cash deposited with banks or financial institutions in conjunction with borrowings from the banks or financial institutions. Restriction on the use of such cash and the interest earned thereon is imposed by the banks or financial institutions and remains effective throughout the terms of the borrowings. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the remaining balance is classified as non-current asset on the Company's consolidated balance sheets. The Group's restricted cash is denominated in USD and RMB and is deposited at banks and financial institutions in the mainland of the PRC.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)    Short-term investments

        The Group's short-term investments represent the Group's investments in financial products managed by financial institutions in the PRC which are redeemable at the option of the Group on any working day. Short-term investments are reported at fair value, with unrealized holding gains or losses, net of the related income tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income/(loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

(j)    Property and Equipment, net

        Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Apartment leasehold improvement	Shorter of 5 years or lease term
Apartment furniture and appliances	Shorter of useful life (3 - 5 years) or lease term
Office leasehold improvement, furniture, electronic equipment, and software	3 - 5 years

        Costs incurred in the construction of property and equipment are capitalized and transferred into their respective asset category when the assets are ready for their intended use, at which time depreciation commences. Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(k)   Impairment of Long-lived Assets

        Property and equipment and intangible asset with finite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)    Value added taxes

        The Company's PRC subsidiaries are subject to value added tax ("VAT") at the rate of 6%. The deductible input VAT balance is reflected in the prepayments and other current assets, and VAT payable balance is recorded in the accrued expenses and other current liabilities.

(m)  Fair Value Measurements

        Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

        Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

    Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

    Level 3—Unobservable inputs which are supported by little or no market activity.

        Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        Financial assets and liabilities of the Group primarily consist of cash, term deposits, restricted cash, short-term investments, accounts receivable, short-term and long-term borrowings, accounts payable rental payable, advance from residents, amount due to a related party and deposits from residents. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on price per unit quoted by financial institutions. They are categorized in Level 2 of the fair value hierarchy. The fair value of long-term borrowings is based on the amount of future cash flows associated with each debt instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms. As of December 31, 2017 and 2018, the carrying values of the long-term borrowings approximate their fair values as the long-term borrowings' interest rates approximate the rates currently offered by the Company's bankers for similar debt instruments of comparable maturities. As of December 31, 2017 and 2018, the carrying values of other financial instruments approximated to their fair values due to the short maturity.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)   Revenue recognition

        The Group enters into apartment rental agreements with residents. The terms of the agreements are generally one year, renewable upon consent of both parties on an annual basis. The agreements specify monthly billing, including rent, service charge based on a fixed percentage of rent and utilities charges at a fixed amount. The monthly service charge covers common area maintenance (e.g. cleaning), repair and maintenance for private room, internet access in the apartments and resident supports for twenty-four hours seven days a week.

        The Group accounts for total billing under the rental agreements with residents as leases in accordance with ASC 840. Revenues from the lease is recorded on a straight-line basis. If the resident terminates the lease prior to the end of the lease term, the Group is entitled to the rental deposits and part of the rental fee received in advance as penalties based on the rental agreements. The Group recognizes such amount as revenues when the resident terminates the lease.

        The Group offers incentives to attract residents, including rental discount and cash rebate, which are accounted for as a reduction of the lease revenue and amortized over the lease term on a straight-line basis. For the years ended December 31, 2017 and 2018, the Company recorded such incentives of RMB7,295 and RMB67,111 as a reduction of revenue, respectively.

(o)   Leases

        The Group sources the apartments from property owners and lease to residents. The Group also leases offices for its own use. Rental cost, collectively with pre-opening expense, represents the cost of the Group to lease the apartments. Rental expenses recorded in sales and marketing expenses, and general and administrative expenses, represent the cost of leasing offices for own use.

        A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group's leases for apartments and offices are all accounted for as operating leases.

        Free lease periods and rental cost escalation are recognized on a straight-line basis commencing with the beginning of the lease term. The terms of leases with property owners are generally between four and six years with market based renewal options.

        There are no capital improvement funding, other lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

(p)   Depreciation and amortization

        The depreciation and amortization mainly consist of depreciation and amortization of leasehold improvement, furniture and appliances, electronic equipment and software.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)   Other operating expenses

        Other operating expenses mainly consist of the cost of services provided to the Group's residents and the commission fee charged by the Group's agents based on the number of apartments they helped the Group successfully lease from the property owners. The cost of services provided to the Group's residents mainly consist of apartments cleaning expenses, utilities, maintenance fee, processing fee charged by payment channel, costs related to warehouse, and low-value consumables.

(r)   Pre-opening expense

        Pre-opening expense represents the rental cost incurred before the leased apartment are available for use for residents.

(s)   Sales and marketing expenses

        Sales and marketing expenses mainly consist of payroll expenses for personnel engaged in sales and marketing activities, advertising costs, and commission fee paid to third parties based on the number of apartment units they helped the Group successfully leases to residents. Advertising expenses, which consist primarily of online and offline advertisements, are expensed as incurred. The advertising expenses were RMB31,572 and RMB203,085 for the years ended December 31, 2017 and 2018, respectively.

(t)    General and administrative expenses

        General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees and office rental expenses.

(u)   Technology and product development expenses

        Technology and product development expenses, which are expensed as incurred, mainly consist of payroll and related costs for employees involved in developing or significantly improving a service or technique.

(v)   Share-based compensation

        The Company periodically grants share-based awards, including but not limited to, restricted ordinary shares and share options to eligible employees and directors, which are subject to service and performance conditions.

        The Company recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, the Company recognizes compensation cost on a tranche-by-tranche basis. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)  Employee benefits

        The Company's subsidiaries and VIEs and VIEs' subsidiaries in PRC participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB26,472 and RMB144,018 for the years ended December 31, 2017 and 2018, respectively.

(x)   Income taxes

        Current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

        The Group applies a "more likely than not" recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group's consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)   Foreign currency translation and foreign currency risks

        The Company's reporting currency is Renminbi ("RMB"). The functional currency of the Company and its wholly-owned subsidiary incorporated at Hong Kong S.A.R. is the United States dollars ("US$"). The functional currency of the Company's PRC subsidiary, VIE and VIE's subsidiaries is the RMB.

        Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive loss.

        The financial statements of the Company and its wholly-owned subsidiary incorporated at Hong Kong S.A.R. are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or losses in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or losses in the consolidated statements of changes in shareholders' deficit.

        RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(z)   Concentration and risk

Concentration of customers and suppliers

        There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2017 and 2018.

Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, term deposits, restricted cash and short-term investments.

        The Group's investment policy requires cash, term deposits, restricted cash, and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one institution. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest rate risk

        The Group's exposure to interest rate risk primarily relates to the Group's short-term and long-term borrowings. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year presented.

(aa) Earnings/(Loss) per Share

        Basic earnings / (loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, taking into consideration the accretions to redemption value of the preferred shares (if any), by the weighted average number of ordinary shares outstanding during the year. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights, whereas any net loss is not allocated to participating securities as they do not have contractual obligation to share loss.

        Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretions to redemption value of the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method. Potential ordinary shares include options to purchase ordinary shares and restricted ordinary shares granted to founders, unless they were anti-dilutive. The computation of diluted earnings/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on earnings/(loss) per share.

(bb) Segment Reporting

        The Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management's operation review, the Company's Chief Executive Officer does not segregate the Group's business. All products and services are viewed as in one segment, which is residential rental segment. All the Group's long-lived assets were located in PRC as of December 31, 2017 and 2018.

(cc)  Statutory Reserves

        In accordance with the PRC Company Laws, the Group's PRC subsidiary, VIE and VIEs' subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC ("PRC GAAP") to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

        For the years ended December 31, 2017 and 2018, no appropriation was made to the statutory surplus fund by the Group's PRC subsidiary, VIE and VIEs' subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(dd) Recent Accounting Pronouncements

        In February 2016, the FASB issued ASU No. 2016-02 ("ASU 2016-02"), Leases (Topic 842). ASU 2016-02 is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Additionally, the ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The update requires lessees to apply a modified retrospective approach for recognition and disclosure, beginning with the earliest period presented. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842)—Targeted Improvements, which allows an additional transition method to adopt the new lease standard at the adoption date, as compared to the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. Topic 842 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. As the Company is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company will apply ASU 2016-02 for the fiscal year ending December 31, 2020. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3. CASH AND RESTRICTED CASH

        A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Cash	214,002	1,087,258
Restricted cash-current	—	1,362,266
Restricted cash-non current	—	16,010

Total cash and restricted cash shown in the consolidated statement of cash flows	214,002	2,465,534

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4. SHORT-TERM INVESTMENTS

        Short-term investments consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Aggregate cost basis	150,100	—
Gross unrealized holding gain	449	—

Aggregate fair value	150,549	—

        The Group's short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Group. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. As of December 31, 2017 and 2018, there were gross unrealized holding income of RMB449 and nil, respectively.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets at December 31, 2017 and 2018 consisted of the following:

		As of December 31,
		2017	2018
		RMB	RMB
Deductible input VAT		5,414	118,850
Deferred rental commission	(a)	11,134	48,731
Deposits to landlords		12,899	21,924
Prepaid marketing expense		4,662	21,532
Receivables from payment channels		3,272	23,127
Others		5,771	31,630

Prepayments and Other Current Assets		43,152	265,794

(a)
The Group pays commissions to its employees or third-parties based on the number of apartments they help the Group successfully leases from the property owners or leases to the residents. As the commission fee is the cost incurred as a result of entering into the lease agreement with the property owners or residents, they are considered as part of rental cost or contract acquisition cost and amortized using the straight-line method over the lease terms with property owners or residents. The amortization are recorded in other operating expenses for the commission related with the apartments leased from property owners, and in sales and marketing expenses for the commission related with the apartments leased to residents. The unamortized commissions with terms of more than one year is recorded in non-current assets.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6. PROPERTY AND EQUIPMENT, NET

        Property, plant and equipment at December 31, 2017 and 2018 consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Apartment:
—Leasehold improvement	369,734	1,529,995
—Furniture and appliances	251,413	900,379
—Leasehold improvement under construction	16,576	56,140
Office:
—Leasehold improvement, furniture, electronic equipment, and software	1,598	6,698
Property and Equipment	639,321	2,493,212

Less: Accumulated depreciation	(132,264)	(503,582)

Property and Equipment, net	507,057	1,989,630

        Depreciation expenses of leasehold improvement, furniture and appliances for apartments were RMB98,453 and RMB371,901 for the years ended December 31, 2017 and 2018, respectively. Depreciation expenses of leasehold improvement, furniture, electronic equipment and software for offices were RMB531 and RMB1,330 for the years ended December 31, 2017 and 2018, respectively.

7. OTHER NON-CURRENT ASSETS

        Other non-current assets at December 31, 2017 and 2018 consisted of the following:

		As of December 31,
		2017	2018
		RMB	RMB
Deferred rental commission	5(a)	50,324	203,295
Prepaid deposit for business acquisition	(a)	—	45,000
Others		—	3,641

Other non-current assets		50,324	251,936

(a)
In December 2018, the Group entered into an agreement with the shareholders of Hanzhou Aishangzu Technology Co., Ltd ("Aishangzu") to acquire its subsidiaries. The Group prepaid the amount of RMB45,000 to Aishangzu as of December 31, 2018. The transaction was closed in March 2019. See Note 19(c).

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

		As of December 31,
		2017	2018
		RMB	RMB
Rent financing	(a)	750,679	1,947,592
Bank loans	(b)	—	742,000
Entrusted loan	(c)	—	200,000
Current portion of long-term borrowing	10	—	1,250

Short-term borrowings and current portion of long-term borrowings		750,679	2,890,842

(a)
Starting from 2016, the Group entered into agreements with financial institutions in China, pursuant to which the Group receives cash at the beginning of the lease term from financial institutions the majority rental fee of the underlying lease agreements the Group enters into with individual residents. Individual residents are evaluated by the financial institutions. Individual residents enter into the financing agreements with the financial institutions and pay the monthly rental fee to these financial institutions. The Group is responsible for the interest on the borrowings at annual interest rate between 6% and 10%. The Group is required to repay the principal to the financial institutions if the residents early terminate the lease agreements with the Group or if the residents are in default on repayment of monthly rental fee to the financial institutions. According to the agreements with the financial institutions, the Group is also required to deposit a certain percentage of the cash the Group receives from the financial institutions to an escrow account. The Group recognizes these payments to financial institutions as restricted cash. As of December 31, 2017 and 2018, the restricted cash of RMB nil and RMB155,591 was deposited to those financial institutions.

The Group recognizes such arrangements as in substance sales of future lease revenue to the financial institutions, and proceeds from the financial institutions are classified as debt, in accordance with 470-10-25-2, because (i) the Group, as a lessor in the underlying lease agreements with individual residents, has significant continuing involvement in the generation of the cash flows payable to the financial institutions and (ii) the financial institutions have recourse to the Group relating to the payments due to them. Cash received from the financial institutions are recorded as short-term borrowings if the principal is due within one year, or long-term borrowings if the principal is due beyond twelve months. Cash received from financial institutions are classified as financing cash inflows on the consolidated statements of cash flows. The monthly rental fee paid by residents to financial intuitions are classified as operating cash inflows and financing cash outflows on the consolidated statements of cash flows.

(b)
In June 2018, a PRC VIE entered into a facility agreement with Xiamen International Bank Co., Ltd with line of credit in the amount of RMB500,000 with a term of three years. To facilitate each borrowing, the Company is required to place USD cash deposits with the bank for no less than 1.03 times of the amounts borrowed. The use of such cash deposits and the interest earned thereon are restricted by the bank during the period of the loans. For the year ended December 31, 2018, the VIE borrowed RMB565,000 under this agreement, among which RMB372,000 was outstanding as of 31 December 2018. Terms for these outstanding borrowings were one year or six months, and annual interest rate were 5.5% or 5.8%, respectively. Restricted cash deposits of US$78,000 (equivalent to RMB535,331) were deposited by the Company to the bank for this borrowing.

In October 2018, a PRC VIE borrowed a loan of RMB100,000 from Huaxia Bank Co., Ltd for a term of one year at an annual interest rate of 6.5%. A restricted cash deposit of US$19,990 (equivalent to RMB137,195) was deposited by a HK subsidiary to the bank for the loan.

In November 2018, a PRC VIE borrowed a loan of RMB150,000 from Huaxia Bank Co., Ltd for a term of one year at an annual interest rate of 6.3075%. A restricted cash deposit of US$30,000 (equivalent to RMB205,895) was deposited by a HK subsidiary to the bank for the loan.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS (Continued)

  In December 2018, a PRC VIE borrowed a loan of RMB120,000 from Bank of Ningbo Co., Ltd for a term of six months at an annual interest rate of 5.3%. A restricted cash deposit of US$20,000 (equivalent to RMB137,264) was deposited by a HK subsidiary to the bank for the loan.

(c)
In December 2018, a PRC VIE enter into an entrusted loan agreement with the trustee, Shanghai AJ Trust Co., Ltd, to borrow a loan of RMB200,000 with a term of one year at an annual interest rate of 5%. A restricted cash deposit of RMB207,000 was deposited to the trustor, Luso International Banking Ltd, by a HK subsidiary for this borrowing.

As of December 31, 2018, the Company has an unused line of credit of RMB228,000 in total.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018
	RMB	RMB
Payroll payable	27,147	150,161
Others	25,447	64,009

Accrued expenses and other current liabilities	52,594	214,170

        Others mainly include VAT payable and deposits refundable to residents upon termination.

10. LONG-TERM BORROWINGS, EXCLUDING CURRENT PORTION

		As of December 31,
		2017	2018
		RMB	RMB
Long-term bank loans	(a)	—	4,500
Less: current portion	(a)	—	(1,250)
Rent financing	8(a)	186,891	179,396

Long-term borrowings, excluding current portion		186,891	182,646

(a)
In July 2018, a subsidiary of the Company's VIE entered into a facility agreement with China Construction Bank Co., Ltd to obtain a loan of RMB5,000 with term of three years at an annual interest rate of 7.125%. To facilitate this borrowing, a guarantee was provided by Ding Jianwei, the Group's senior management. In December 2018, the subsidiary repaid RMB500 under this facility based on the agreed repayment plan. As of December 31, 2018, the outstanding balance was RMB4,500, among which the balance of RMB1,250 is reclassified as current portion of long-term borrowing.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. LONG-TERM BORROWINGS, EXCLUDING CURRENT PORTION (Continued)

        As of December 31, 2018, the future principal payments for the Group's long-term borrowings will be due according to the following payment schedule:

Year ending December 31,	RMB
2019	1,250
2020	181,396
2021	1,250

Total	183,896

11. CONVERTIBLE LOAN

        On February 15, 2016, the Group entered into a convertible loan agreement with Mr. Luo Shaohu to borrow a one-year loan in the amount of RMB5.0 million (the "2016 Convertible Loan"). During the period of the loan, Mr. Luo was entitled to convert all or part of the outstanding principal of the 2016 Convertible Loan into the Company's shares upon next round of financing. The interest rate of 2016 Convertible Loan is 10% per annum. However, no interest shall be accrued on the outstanding principal amount, if any portion of the 2016 Convertible Loan is converted to the Company's preferred shares. The conversion price is 80% of the per share price of the next round of financing if such financing is closed before December 31, 2016. On March 6, 2017, the Company issued 16,967,466 Series A-2-I Preferred Shares at the price of US$0.0420 per share, and the 2016 Convertible Loan agreement was terminated.

        On February 12, 2018, the Company entered into convertible loan agreements (the "2018 Convertible Loan") with seven institutional investors (collectively "2018 Convertible Loan Holders") to borrow a loan of US$20 million (equivalent to RMB126,206) in aggregate with a term of 18 months. 2018 Convertible Loan Holders are entitled to convert all or part of the outstanding principal of the 2018 Convertible Loan to the Company's preferred shares upon next round of financing. The interest rate of 2018 convertible loan is 8% per annum. However, no interest shall be accrued on the outstanding principal amount, if any portion of the principal amount is converted to the Company's preferred shares. The conversion price is 80% of the per share price of the next round of financing if the financing occurs within 12 months from closing or or 70% of the per share price of the next round of financing if the financing occurs after 12 months from the closing. The 2018 Convertible Loan was converted to 41,777,981 Series B-2 Preferred Shares at the price of US$0.4787 per share on March 25, 2018 (Note 12).

        The 2016 Convertible Loan and the 2018 Convertible Loan contained variable-share settlement which permits the holder to receive a variable number of shares of an unspecified future series of preferred shares with an aggregate fair value that is based on a fixed monetary amount. Because the payoff from such contingent exchange features is based on a fixed monetary amount, the Company considered such features are akin to contingent prepayment options that are settleable in a variable number of shares. The Company elected the fair value option for the 2016 Convertible Loan and the 2018 Convertible Loan. The Company adopted a scenario-weighted average method to estimate the fair value of the convertible loan based on the probability of each scenario and pay-off of convertible loan under each scenario. Changes in fair value of convertible loan in the amount of RMB441 and RMB6,962 for the years ended December 31, 2017 and 2018, respectively, are recognized in the consolidated statements of comprehensive loss.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. CONVERTIBLE PREFERRED SHARES

        The Company's preferred shares activities consist of the following:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series A-2-I Preferred Shares	Series A-3 Preferred Shares	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series C Preferred Shares	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	1,417	27,123	—	—	—	—	—	28,540
Issuance for cash	—	—	—	100,559	—	—	—	100,559
Conversion from convertible loan	—	—	6,250	—	—	—	—	6,250
Issuance cost paid	—	—	—	(1,000)	—	—	—	(1,000)
Accretion and modification of redeemable convertible preferred shares	—	3,170	345	10,608	—	—	—	14,123
Foreign currency translation adjustment	(82)	(1,678)	(339)	(5,712)	—	—	—	(7,811)

Balance as of December 31, 2017	1,335	28,615	6,256	104,455	—	—	—	140,661
Issuance for cash	—	—	—	—	379,542	321,040	1,737,750	2,438,332
Conversion from convertible loan	—	—	—	—	—	133,168	—	133,168
Issuance costs paid	—	—	—	—	(8,091)	(3,249)	(6,800)	(18,140)
Accretion and modification of redeemable convertible preferred shares	—	2,024	245	8,328	35,908	25,625	39,002	111,132
Foreign currency translation adjustment	67	1,517	325	5,533	33,362	34,218	(20,543)	54,479

Balance as of December 31, 2018	1,402	32,156	6,826	118,316	440,721	510,802	1,749,409	2,859,632

        In March 2015, the Company issued 27,500,000 (pre share split) Series A-1 convertible preferred shares ("Series A-1 Preferred Shares") at US$0.0086 per share to Napa Time Holdings Inc. The total proceeds from the issuance of Series A-1 Preferred Shares was US$237 (equivalent to RMB1,500). No issuance cost was incurred.

        In November 2015, the Company issued 28,750,000 (pre share split) Series A-2 redeemable convertible preferred shares ("Series A-2 Preferred Shares") at US$0.1200 to KIT Cube Limited, among which 3,750,000 Series A-2 Preferred Shares redesigned from 3,750,000 Series A-1 Preferred Shares. The total proceeds from the issuance of Series A-2 Preferred Shares was US$3,000 (equivalent to RMB18,851). No issuance cost was incurred. Additionally, each Series A-1 Preferred Share and Series A-2 Preferred Share was splited into 5 shares in May 2016.

        In March 2017, the Company issued 16,967,466 Series A-2-I redeemable convertible preferred shares ("Series A-2-I Preferred Shares") at US$0.0420 per share to Mr. Luo Shaohu (Note 11). Additionally, the Company issued 275,076,555 Series A-3 redeemable convertible preferred shares ("Series A-3 Preferred Shares") at US$0.0530 per share to Mr. Luo Shaohu, Joy Capital I, L.P., KIT Cube Limited and Ucommune International Limited. The total proceeds from the issuance of Series A-3 Preferred Shares was US$14,569 (equivalent to RMB100,559). The issuance cost was US$145 (equivalent to RMB1,000).

        In February 2018, the Company issued 183,823,115 Series B-1 redeemable convertible preferred shares ("Series B-1 Preferred Shares") at US$0.3264 to CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Joy Capital II, L.P., Vision Plus Capital Fund II, L.P., BAI GmbH, G&M Capital Holding Limited and R Capital Growth Fund LP. The total proceeds from the issuance of Series B-1 Preferred Shares was US$60,000 (equivalent to RMB379,542). The issuance cost was US$1,214 (equivalent to RMB8,091).

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. CONVERTIBLE PREFERRED SHARES (Continued)

        In May 2018, the Company issued 141,000,686 Series B-2 redeemable convertible preferred shares ("Series B-2 Preferred Shares") at US$0.5039 to CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Joy Capital II, L.P., R Capital Growh Fund LP, Vision Plus Capital Fund II, L.P., BAI GmbH, G&M Capital Holding Limited and Internet Fund IV Pte. Ltd., of which 41,777,981 Series B-2 Preferred Shares were issued upon the conversion of the 2018 Convertible Loan (Note 11). The total proceeds from the issuance of Series B-2 Preferred Shares was US$50,000 (equivalent to RMB321,040). The issuance cost was US$501 (equivalent to RMB3,249).

        In September 2018, the Company issued 226,297,396 Series C redeemable convertible preferred shares ("Series C Preferred Shares") at US$1.1047 to Internet Fund IV Pte. Ltd. The total proceeds from the issuance of Series C Preferred Shares was US$250,000 (equivalent to RMB1,737,750). The issuance cost was US$1,000 (equivalent to RMB6,800).

        The Company classified Series A-1 Preferred Shares, Series A-2 Preferred Shares, Series A-2-I Preferred Shares, Series A-3 Preferred Shares, Series B-1 Preferred Shares, Series B-2 Preferred Shares and Series C Preferred Shares (collectively "Preferred Shares") as mezzanine equity on the consolidated balance sheets since they are contingently redeemable at the option of the holders after a specified time period.

        The Company concluded the embedded conversion and redemption option did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company also determined that there was no beneficial conversion feature attributable to Preferred Shares because the initial effective conversion prices of Preferred Shares were higher than the fair value of the Company's ordinary shares at the relevant commitment dates. The fair value of the Company's ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm. The Company also determined there was no other embedded features to be separated from Preferred Shares.

        In addition, the carrying values of the Preferred Shares were accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

        The rights, preferences and privileges of the redeemable convertible preferred shares are as follows:

Redemption Rights

        Prior to the issuance of Series A-2-I and Series A-3 Preferred Shares in March 2017, Series A-2 Preferred Shares shall be redeemable at the option of holders of the Series A-2 Preferred Shares if:

  (1)
  At any time after the fifth (5th) anniversary of the issuance date of Series A-2, if the Company has not consummated a Qualified IPO by then. The redemption price equals to the amount at the issuance price of Series A-2 Preferred Shares plus an annual internal rate of

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. CONVERTIBLE PREFERRED SHARES (Continued)

    return of twelve percent (12%), plus all accrued but unpaid dividends from the issuance date of Series A-2 Preferred Shares until the date of receipt by the preferred shareholder of the full redemption price.

  (2)
  In the event that (i) the Company has fulfilled the conditions for Qualified IPO approved by the Director designated by the Series A-2 Preferred Shareholder, however, the Company has failed to consummate the Qualified IPO due to certain circumstances caused by any members other than the Series A-2 Preferred Shareholder. The Company and the members other than Series A-2 Preferred Shareholder shall redeem all or part of the then outstanding Series A-2 Preferred Shares. The redemption price equals to the higher of: (A) the amount at the issuance price of Series A-2 plus an annual internal rate of return of twenty five percent (25%), plus all accrued but unpaid dividends from the issuance date of Series A-2 Preferred Shares until the date of receipt by the holder the full redemption price, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions; and (B) fair market value of the Series A-2 Preferred Shares of the Company evaluated by the international recognized third party investment bank.

        Upon the issuance of Series A-2-I and A-3 Preferred Shares in March 2017, the redemption term of Series A-2 Preferred Shares were modified to be the same as Series A-2-I and A-3 Preferred Shares, in which they were redeemable at the option of holders of these preferred shares if: At any time after the fifth (5th) anniversary of the issuance date of Preferred Shares Series A-3, if the Company has not consummated a Qualified IPO by then. The redemption price equals to the amount at the issuance price of Series A-2 Preferred Shares plus an annual internal rate of return of twelve percent (12%), plus all accrued but unpaid dividends from the respective issuance date of preferred shares until the date of receipt by the holder of the full respective redemption price.

        In association with the issuance of the Series B-1 Preferred Shares in February 2018, the redemption term of Series A-2, A-2-I and A-3 Preferred Shares were modified to be the same as Series B-1 Preferred Shares, in which they were redeemable at the option of holders of these preferred shares if: (A) At any time after the fifth (5th) anniversary of the issuance date of Series B-1 Preferred Shares, if the Company has not consummated a Qualified IPO by then, (B) in the event of any change in the applicable laws of the PRC that invalidates the cooperation documents or results in the Company no longer controlling the domestic companies, or any breach of the cooperation documents, and such invalidity or breach cannot be or is not cured or settled in any manner to the satisfaction of any holder of Preferred Shares within 30 days after the occurrence of such event, or (C) in the event of any material breach of the transaction documents which results in a material adverse effect, and such breach cannot be or is not cured or settled in any manner to the satisfaction of any holder of preferred shares within 30 days after the occurrence of such breach, at the written request to the Company made by the Majority Series A-2 Shareholders and/or Majority Series A-3 Shareholders and/or Majority Series A-2-I Shareholders and/or any holder of Series B-1 Preferred Shares holding more than 2% of the then outstanding shares of the Company (on an as converted and fully diluted basis). The redemption price equals to the amount at the issuance price of preferred shares plus an annual internal rate of return of eight percent (8%), plus all accrued but unpaid dividends from the respective issuance date of preferred shares until the date of receipt by the holder of the full respective Redemption Price.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. CONVERTIBLE PREFERRED SHARES (Continued)

        The redemption term of Series B-2 Preferred Shares were the same as the term of Series A-2, A-2-I, A-3 and B-1 Preferred Shares.

        In association with the issuance of the Series C Preferred Shares in September 2018, the redemption term of Series A-2, A-2-I, A-3, B-1, and B-2 Preferred Shares were amended to change the term of the fifth (5th) anniversary of the issuance date of Series B-1 Preferred Shares to after the fifth (5th) anniversary of the issuance date of Series C Preferred Shares.

        For the periods presented, the Company concluded that it was probable that Series A-2, A-2-I, A-3, B-1, B-2 and C Preferred Shares will become redeemable. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method.

        The redemption amount of Series A-2, A-2-I, A-3, B-1, B-2 and C Preferred Shares in each of the five years following December 31, 2018 assuming the Company has not consummated a Qualified IPO, are as follows:

Year ending December 31,	RMB
2019	—
2020	—
2021	—
2022	—
2023	4,111,837

Conversion Rights

        Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares according to a conversion ratio, subject to adjustments for share splits, combination, ordinary share dividends, distributions, reorganizations, mergers, consolidations, reclassifications, exchange, substitutions, sale of shares below the conversion price and other dilutive events. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each preferred share is the same as its original issuance price and no adjustments to conversion price have occurred except the conversion price of Series A-1 and A-2. Preferred Shares was adjusted from original issuance price of US$0.0086 and US$0.1200 to US$0.0017 and US$0.0240 due to share splits, respectively, in May 2016. As of December 31, 2017 and 2018, each preferred share is convertible into one ordinary share.

        Each preferred share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price (i) upon the closing of a Qualified Initial Public Offering ("Qualified IPO") or (ii) the date when the Company obtains the vote or consent of Majority Preferred Shareholders voting together as a separate class.

Voting Rights

        Each preferred share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as converted basis. Preferred shares shall vote separately as a class with respect

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. CONVERTIBLE PREFERRED SHARES (Continued)

to certain specified matters. Otherwise, the holders of preferred shares and ordinary shares shall vote together as a single class.

Dividend Rights

        Prior to the issuance of Series A-2-I and A-3 Preferred Shares in March 2017, each holder of a Series A-2 Preferred Share shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to eight percent (8%) of the Original Series A-2 Preferred Issue Price, payable in cash when and as such cash becomes legally available therefor on parity with each other, prior and in preference to any dividend on any other Shares; provided that such dividends shall be payable only when, as, and if declared by the Board (including the approval of Series A-2 Preferred Shareholder). All accrued but unpaid dividends shall be paid in cash when and as such cash becomes legally available to the holders of Series A-2 Preferred Shares immediately prior to the closing of a Qualified IPO or a Liquidation Event. No dividends shall be declared or paid on Series A-1 Preferred Shares, unless and until all declared dividends on each outstanding Series A-2 Preferred Share has been paid or set aside for payment to the holders of each outstanding Series A-2 Preferred Shares.

        Upon the issuance of Series A-2-I and A-3 Preferred Shares in March 2017, the dividend term of 8% of the Original Issue Price for Series A-2 Preferred Shares was removed.

        Upon the issuance of Series B-1 Preferred Shares in February 2018, each holder of the preferred shares shall be entitled to receive, on a pro rata basis, out of any funds legally available therefor, non-cumulative annual dividends at the simple rate of eight percent (8%) of the applicable Original Preferred Issue Price for each of its preferred shares (as adjusted from time to time for any share splits, share dividends, combinations, recapitalizations and similar transactions) per annum calculated from the closing date, payable if, as and when declared by the Board.

Liquidation Preferences

        In the event of liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined in the preferred shares agreements, the assets or surplus funds of the Company available for distribution will be distributed as follows:

  (a)
  The holders of Series C Preferred Shares are entitled to receive an amount equal to their respective purchase price as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared but unpaid dividends ("Liquidation Preference Amount"), in preference to any distribution to any ordinary shareholders and any other preferred shareholders of the Company. If the liquidation amount, based on the assets of the Company or proceeds received by the Company or its shareholders available for distribution to shareholders, that each holder of the Series C Preferred Shares of the Company is entitled to receive per share, if the distribution is made on a pari passu and pro rata basis, will not be less than two point five (2.5) times the purchase price of Series C Preferred Shares (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), the Series C Liquidation Preference Amount shall not apply, and all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. CONVERTIBLE PREFERRED SHARES (Continued)

  (b)
  After the full payment to the holders of Series C, holders of the Series B-2, Series B-1, Series A-3, Series A-2-I and Series A-2 Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations and similar transactions, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series B-2, Series B-1, Series A-3, Series A-2-I and Series A-2 Preferred Shares. If the liquidation amount, based on the assets of the Company or proceeds received by the Company or its shareholders available for distribution to shareholders, that each holder of the Series B-2, Series B-1, Series A-3, Series A-2-I and Series A-2 Preferred Shares of the Company is entitled to receive per share, if the distribution is made on a pari passu and pro rata basis, will not be less than four to six (4-6) times the purchase price of Series B-2, Series B-1, Series A-3, Series A-2-I and Series A-2 Preferred Shares (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), the Series B-2, Series B-1, Series A-3, Series A-2-I and Series A-2 Liquidation Preference Amount shall not apply, and all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis;

  (c)
  After the full payment to the holders of Series C, Series B-2, Series B-1, Series A-3, Series A-2-I and Series A-2 Preferred Shares, the holders of Series A-1 Preferred Shares are entitled to receive an amount equal to their respective purchase price as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared but unpaid dividends, in preference to any distribution to any ordinary shareholders and any other preferred shareholders of the Company;

  (d)
  After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

        Upon the issuance of Series B-1 Preferred Shares in February 2018, the liquidation term of Series A-1 and A-3 Preferred Shares were amended to add the term that the holder of Series A-1 and A-3 is also entitled to receive per share on a pari passu and pro rata basis will not be less than 4 and 6 times of the original issuance price, respectively, all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis. The liquidation term of Series A-2 Preferred Shares were amended that Series A-2 Preferred Shares is entitled to receive per share on a pari passu and pro rata basis will not be less from 5 times of the original issuance price to 4 times of original issuance price.

        The Company determines whether an amendment or modification to the terms of Series A-1, A-2, A-2-I, A-3, B 1 and B-2 Preferred Shares represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the amendment or modification represents an extinguishment. The Company has determined that the amendment to the terms of Series A-1, A-2, A-2-I, A-3, B-1 and B-2 Preferred Shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC 718-20, Compensation—Stock

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. CONVERTIBLE PREFERRED SHARES (Continued)

Compensation. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. Modifications that result in a decrease in the fair value of the modified preferred shares were not recognized.

13. SHARE-BASED COMPENSATION

  (a)
  Restricted Ordinary Shares

        In November 2015, all of the individual Founders entered into an arrangement with institutional investors of the Company, Pursuant to which all of their 300,000,000 ordinary shares (being retroactively adjusted to reflect the effect of the share split, which was approved by the Company's board of directors in May 2016) became restricted and subject to service vesting conditions. 25% of the restricted shares vested and were released from restriction at the first anniversary of November 24, 2015, and the remaining 75% of the restricted shares vest monthly in equal instalments over the next thirty-six months.

        One of the Founders, who had 75,000,000 restricted shares, left the Company before November 24, 2016 and thus all of his restricted shares were forfeited. Such restricted shares were cancelled in March 2017 in accordance with the board of director's resolution.

        In March 2017, pursuant to the board of director's resolution, 62,500,000 restricted shares were granted to two individual Founders, which is subject to service vesting conditions. 19,531,250 shares were immediately vested and the remaining 42,968,750 shares will vest monthly in equal instalments over the thirty-three months starting from March 24, 2019.

        The following table sets forth the restricted shares' activities for the years ended December 31, 2017 and 2018:

Number of shares
Unvested at December 31, 2016	164,062,500
Granted	62,500,000
Vested	(88,802,083)

Unvested at December 31, 2017	137,760,417
Vested	(71,875,000)

Unvested at December 31, 2018	65,885,417

        The amounts of stock compensation expense in relation to the restricted ordinary shares recognized in the years ended December 31, 2017 and 2018 were RMB8,569 and RMB5,808, respectively.

        As of December 31, 2018, RMB4,155 of total unrecognized compensation expense related to non-vested restricted shares is expected to be recognized over a weighted average period of approximately 0.92 year.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. SHARE-BASED COMPENSATION (Continued)

  (b)
  Stock Option Plan

        In 2017, the Company's Board of Directors approved 2017 Stock Incentive Plan (the "2017 Plan") under which a maximum aggregate number of ordinary shares that may be issued pursuant to all awards granted shall be 75,000,000 shares. Stock options granted to eligible employees under the 2017 Plan will be exercisable upon the Company's completion of a Qualified IPO. The options are subject to a four year service schedule, under which an employee earns an entitlement to vest 25% of his/her option on the expiry date of a 12-month period following the grant date, and the remaining 75% shall vest in equal monthly installments over the following three years commencing from the vesting date of the first installment. Before the Company completes a Qualified IPO, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with the Group. After the Company completes a Qualified IPO, vested options not exercised by an employee shall be forfeited 90 days after termination of employment of the employee.

        In April and December 2017, the Company granted 24,610,000 and 22,399,066 stock options to its employees, respectively. In June and December 2018, the Company granted 5,550,000 and 3,250,000 stock options to its employees, respectively. The exercise price is US$0.0500 for these stock options granted.

        A summary of the share options activities for the years ended December 31, 2017 and 2018 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2017	—	—
Granted	47,009,066	0.0500
Forfeited	—	—

Outstanding at December 31, 2017	47,009,066	0.0500
Granted	8,800,000	0.0500
Forfeited	—	—

Outstanding at December 31, 2018	55,809,066	0.0500	8.50	4,357

Vested and expected to vest as of December 31, 2018	55,809,066	0.0500	8.50	4.357

Exercisable as of December 31, 2018	—	0.0500	—	—

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. SHARE-BASED COMPENSATION (Continued)

        The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Grant date:	2017	2018
Risk-free rate of return	2.30% ~ 2.37%	2.85% ~ 3.01%
Volatility	50.7% ~ 52.0%	41.1% ~ 50.2%
Expected dividend yield	0%	0%
Exercise multiple	2.2 ~ 2.8	2.2 ~ 2.8
Fair value of underlying ordinary share	US$0.0231 ~ 0.1164	US$0.2479 ~ 0.9466
Expected term	10	10

        The expected volatility was estimated based on the historical volatility of comparable peer public companies with a period of time close to the expected term of the Company's options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company's options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

        The fair value of the share options granted at the grant date amounted to RMB14,118 and RMB26,875 for the years ended December 31, 2017 and 2018, respectively. Since the exercisability is dependent upon the Company's IPO, and it is not probable that this performance condition can be achieved until the IPO is effective, no compensation expense relating to the options was recorded for the years ended December 31, 2017 and 2018. As of December 31, 2018, the total unrecognized compensation costs associated with stock options is RMB40,993.

14. FAIR VALUE MEASUREMENT

        The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Recurring

	December 31, 2017
				Total Fair Value
RMB	Level 1	Level 2	Level 3
Assets
Short-term investments (Note 4)	—	150,549	—	150,549

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. FAIR VALUE MEASUREMENT (Continued)

        The table below reflects the components effecting the change in fair value for the years ended December 31, 2017 and 2018:

		For the Year Ended December 31, 2017
RMB	January 1, 2017	Change in Fair Value loss	Conversion	Foreign Exchange	December 31, 2017
Liabilities:
Convertible loan (Note 11)	5,809	441	(6,250)	—	—

		For the Year Ended December 31, 2017
RMB	January 1, 2018	Issuance	Change in Fair Value loss	Conversion	December 31, 2018
Liabilities:
Convertible loan (Note 11)	—	126,206	6,962	(133,168)	—

15. INCOME TAX

a)    Income tax

Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the two years ended December 31, 2018.

PRC

        The Group's PRC subsidiaries, the VIEs and VIEs' subsidiaries are subject to the PRC Corporate Income Tax Law ("CIT Law") and the statutory income tax rate is 25%.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15. INCOME TAX (Continued)

        The components of earnings/(loss) before income taxes are as follows:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Cayman	(8,049)	(5,064)
Hong Kong SAR	—	6,744
PRC, excluding Hong Kong SAR	(263,587)	(1,371,317)

Total	(271,636)	(1,369,637)

        The Group had no current income tax expense for the years ended December 31, 2017 and 2018, as the entities in the Group had no taxable income in the respective years.

Withholding tax on undistributed dividends

        The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax, as the Group's PRC entities have no retained earnings in any of the periods presented.

        The actual income tax expense reported in the consolidated statements of comprehensive loss differed from the expected income tax expense computed by applying the statutory PRC enterprise income tax rate of 25% to loss before income taxes for the years ended December 31, 2017 and 2018 as a result of the following:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Computed expected income tax expense (benefit)	(67,909)	(342,409)
Non-PRC entities not subject to income tax	2,060	3,423
Non-deductible expenses	26,647	46,670
Change in valuation allowance	39,090	292,428

Income tax expense/(benefit)	(112)	112

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15. INCOME TAX (Continued)

b)    Deferred income tax assets and liabilities

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
—Net operating loss carry forwards	43,083	304,553
—Advertising expense	2,833	33,679
Less: Valuation allowance	(45,804)	(338,232)

Total deferred income tax assets	112	—

Deferred tax liabilities
—Unrealized fair value gain for short-term investments	112	—

Total deferred income tax liability	112	—

        As of December 31, 2018, the Group had net operating loss carry forwards of approximately RMB1,218,210 attributable to the PRC subsidiaries, VIEs, and VIEs' subsidiaries. The loss carried forward by the PRC companies will expire during the period from year 2019 to year 2023.

        A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future.

        The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred income tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2017 and 2018.

        Changes in valuation allowance are as follows:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Balance at the beginning of the year	6,714	45,804
Additions	39,090	292,428

Balance at the end of the year	45,804	338,232

        According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company's PRC subsidiaries, consolidated VIEs and VIEs' subsidiaries for the years from 2014 to 2018 are open to examination by the PRC tax authorities.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. NET LOSS PER SHARE

        The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Numerator:
Net loss attributable to Phoenix Tree Holdings Limited	(271,524)	(1,365,615)
Accretion and modification of redeemable convertible preferred shares	(14,123)	(111,132)
Numerator for basic and diluted net loss per share calculation	(285,647)	(1,476,747)

Denominator:
Weighted average number of ordinary shares	111,848,958	185,677,083

Denominator for basic and diluted net loss per share calculation	111,848,958	185,677,083

Net loss per ordinary share
—Basic and diluted	(2.55)	(7.95)

        The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2017	2018
Restricted shares	137,760,417	65,885,417
Share options	47,009,066	55,809,066
Convertible Preferred Shares	554,544,021	1,105,665,218

17. COMMITMENTS AND CONTINGENCIES

        The Group leases apartments and offices under non-cancelable operating lease agreements. Rental cost and rental expenses, including apartments and offices, were RMB574,178 and RMB2,460,401 for the years ended December 31, 2017 and 2018, respectively.

        As of December 31, 2018, future minimum lease commitments, all under apartment and office non-cancelable operating lease agreements, were as follows:

Year ending December 31,	Apartment	Office	Total
2019	3,569,829	31,081	3,600,910
2020	3,575,416	19,903	3,595,319
2021	3,216,202	9,738	3,225,940
2022	2,091,926	2,740	2,094,666
2023 and thereafter	1,937,251	2,528	1,939,779

        Except for those disclosed above, the Group did not have any significant capital or other commitments or long-term obligations as of December 31, 2017 and 2018.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18. RELATED PARTY TRANSACTIONS

        During the year ended December 31, 2018, the Group obtained a loan of RMB10,343 from a shareholder of Series A-3 Redeemable Convertible Preferred Shares. The amounts were unsecured, non-interest bearing and due to demand.

19. SUBSEQUENT EVENTS

        Management has considered subsequent events through August 28, 2019, which was the date these consolidated financial statements were issued.

          (a)   In January 2019, the Company redesignated 27,155,688 Series A-3 redeemable convertible preferred shares ("Series A-3 Preferred Shares") from Joy Capital I, L.P. to 27,155,688 Series C-1 redeemable convertible preferred shares ("Series C-1 Preferred Shares") to Success Golden Group Limited, an associated company of Joy Capital I, L.P. The key terms of Series C-1 Preferred Shares including redemption, conversion, dividend and liquidation, are the same as Series A-3 Preferred Shares.

            In January 2019, the Company issued 198,222,513 Series C-2 redeemable convertible preferred shares ("Series C-2 Preferred Shares") at US$1.1047 to Antfin (Hong Kong) Holding Limited, Ducati Investment Limited, Joy Capital Opportunity, L P., CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., and Banyan Partners Fund III-A, L.P. The total proceeds from the issuance of Series C-2 Preferred Shares was US$218,985 (equivalent to RMB1,500,416). The issuance cost was RMB2,411. The Company also redesignated 226,297,396 Series C Preferred Shares to 226,297,396 Series C-2 Preferred Shares. The key terms of Series C-2 Preferred Shares including redemption, conversion, dividend and liquidation, are the same as Series C Preferred Shares.

          (b)   In January 2019, the Company repurchased 1,922,700 shares of options issued to employees for cash in the amount of RMB14,400 (US$2,125) and repurchased 6,210,000 ordinary shares from Founders for cash in the amount of RMB46,511 (US$6,862).

          (c)   In December 2018, the Group entered into an agreement with the shareholders of Hanzhou Aishangzu Technology Co., Ltd. ("Aishangzu") to acquire its subsidiaries. Aishangzu is primarily engaged in leasing apartments from property owners, designs, renovates and furnishes such apartments and then leases to residents. To facilitate the transaction, Aishangzu agreed to transfer all of the equity interests of its subsidiaries it held to Hanzhou Aishangdanke Technology Co., Ltd. ("Aishangdanke"), a newly established wholly-owned subsidiary of Aishangzu. In March 2019, the Group completed the acquisition of Aishangdanke and their wholly-owned and majority-owned subsidiaries. Before March 2019, the Group paid RMB189,643 to Aishangzu, for the purpose of settling payables of those subsidiaries due to Aishangzu. The Group agreed to pay RMB200,000 to the shareholders of Aishangzu by the instalments as: (i) RMB80,000 upon closing of the transaction; (ii) RMB60,000 within 6 months after closing; (iii) RMB40,000 within 12 months after closing; and (iv) RMB20,000 within 24 months after closing. As of acquisition date, the total fair value of the considerations for the acquisition amounted to RMB369,953. The fair value of non-controlling interest amounting to RMB344 was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19. SUBSEQUENT EVENTS (Continued)

        The transaction was accounted for as a business combination. The determination of fair values of the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. The fair value of assets acquired and liabilities assumed as of the date of acquisition was as follows:

RMB
Cash consideration	369,953
Fair value of non-controlling interests	344
Fair values of identifiable assets acquired and liabilities assumed
Current assets	56,699
Property and equipment, net	299,323
Intangible assets, net	195,000
Other current liabilities	(518,972)
Deferred tax income liabilities	(9,208)
Net assets acquired	22,842
Goodwill	347,455

        The acquired intangible assets primarily consist of trademark and internet domain name, mobile application, non-compete agreements and customer relationships.

        Goodwill arising from this acquisition was attributable to the synergies expected from the combined business.

  Unaudited Pro Forma Financial Information:

        The following unaudited pro forma financial information presents the consolidated results of operations of the Company as if the acquisitions had been completed on January 1, 2017. The unaudited pro forma financial information is supplemental information only and is not necessarily indicative of the Company's consolidated results of operations actually would have been had the acquisitions been completed on January 1, 2017. In addition, the unaudited pro forma financial

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19. SUBSEQUENT EVENTS (Continued)

information does not attempt to project the future consolidated results of operations of the Company after the acquisitions.

	Year Ended December31,
	2017	2018
	RMB	RMB
Revenue	1,463,558	3,723,290
Net loss	(555,777)	(1,612,309)
Net loss per share-basic and diluted	(5.10)	(9.28)

20. PARENT ONLY FINANCIAL INFORMATION

        For the presentation of the parent only condensed financial information, the Company records its investment in subsidiaries and VIEs which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are fully impaired on the condensed balance sheets and subsidiaries and VIEs' profit or loss as "Share of losses from subsidiaries, VIE and VIE's subsidiaries" on the condensed statements of operations. The parent only condensed financial information should be read in conjunction with the Company's consolidated financial statements.

        As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks of the Company, except for those, which have been separately disclosed in the consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. PARENT ONLY FINANCIAL INFORMATION (Continued)

(a)   Condensed Balance Sheets

	As of December 31,
	2017	2018
	RMB	RMB
Assets
Current assets
Cash	89,738	962,692
Restricted cash	—	535,330
Prepaid expenses and other current assets	—	4,261

Total current assets and total assets	89,738	1,502,283

Liabilities
Current liability
Amounts due to subsidiaries and consolidated VIEs	949	75,219

Total current liabilities and total liabilities	949	75,219

Mezzanine equity
Series A-1 Convertible Preferred Shares	1,335	1,402
Series A-2 Redeemable Convertible Preferred Shares	28,615	32,156
Series A-2-I Redeemable Convertible Preferred Shares	6,256	6,826
Series A-3 Redeemable Convertible Preferred Shares	104,455	118,316
Series B-1 Redeemable Convertible Preferred Shares	—	440,721
Series B-2 Redeemable Convertible Preferred Shares	—	510,802
Series C Redeemable Convertible Preferred Shares	—	1,749,409

Total mezzanine equity	140,661	2,859,632

Shareholders' deficit
Ordinary Shares	35	35
Accumulated other comprehensive income (loss)	836	(4,291)
Accumulated deficit	(52,743)	(1,428,312)

Total shareholders' deficit	(51,872)	(1,432,568)

Total liabilities, mezzanine equity and shareholders' deficit	89,738	1,502,283

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. PARENT ONLY FINANCIAL INFORMATION (Continued)

(b)   Condensed Statements of Operations

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
General and Administrative expenses	(9,041)	(13,052)

Loss from operations	(9,041)	(13,052)
Share of losses from subsidiaries, VIE and VIE's subsidiaries	(9,350)	(1,265,181)
Change in fair value of convertible loan	441	(6,962)
Interest income	551	14,950

Loss before income tax	(17,399)	(1,270,245)
Income tax expense	—	—

Net loss	(17,399)	(1,270,245)

(c)   Condensed statements of cash flows

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Net cash provided by operating activities	509	9,424
Net cash used in investing activities	(3,141)	(1,196,639)
Net cash provided by financing activities	100,559	2,551,618
Effect of foreign currency exchange rate changes on cash and restricted cash	(8,189)	43,881

Net increase in cash and restricted cash	89,738	1,408,284
Cash and restricted cash at the beginning of the year	—	89,738

Cash and restricted cash at the end of the year	89,738	1,498,022

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
			(Note (1b))
ASSETS
Current assets:
Cash	1,087,258	376,527	52,678
Term deposits	137,264	—	—
Restricted cash	1,362,266	1,698,655	237,651
Accounts receivable, net	1,456	3,484	487
Advance to landlords	301,190	296,825	41,527
Prepayments and other current assets	265,794	598,937	83,792

Total current assets	3,155,228	2,974,428	416,135

Non-current assets:
Restricted cash	16,010	222,606	31,144
Property and equipment, net	1,989,630	3,002,648	420,086
Intangible asset, net	2,053	167,564	23,443
Goodwill	—	347,455	48,611
Deposits to landlords	414,754	593,429	83,024
Other non-current assets	251,936	366,302	51,248

Total non-current assets	2,674,383	4,700,004	657,556

Total assets	5,829,611	7,674,432	1,073,691

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
			(Note (1b))
LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB2,890,842 and RMB2,761,080 as of December 31, 2018 and September 30, 2019, respectively)	2,890,842	4,507,104	630,567
Accounts payable (including accounts payable of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB358,466 and RMB80,850 as of December 31, 2018 and September 30, 2019, respectively)	718,890	595,685	83,339
Rental payable (including rental payable of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB180,994 and RMB162,960 as of December 31, 2018 and September 30, 2019, respectively)	180,994	443,257	62,014
Advance from residents (including advance from residents of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB279,534 and RMB304,019 as of December 31, 2018 and September 30, 2019, respectively)	279,534	794,288	111,125
Amount due to a related party (including due to a related party of the consolidated VIE without recourse to the Company of RMB10,343 and RMB11,343 as of December 31, 2018 and September 30, 2019, respectively)	10,343	11,343	1,587
Deposits from residents (including deposits from residents of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB287,304 and RMB297,549 as of December 31, 2018 and September 30, 2019, respectively)	287,304	621,087	86,893
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB203,994 and RMB241,091 as of December 31, 2018 and September 30, 2019, respectively)	214,170	462,200	64,664

Total current liabilities	4,582,077	7,434,964	1,040,189

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
			(Note (1b))
Non-current liabilities:
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB182,646 and RMB190,606 as of December 31, 2018 and September 30, 2019, respectively)	182,646	194,158	27,164
Deferred income tax liabilities	—	7,042	985
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB51,539 and RMB3,812 as of December 31, 2018 and September 30, 2019, respectively)	51,539	25,289	3,538

Total non-current liabilities	234,185	226,489	31,687

Total liabilities	4,816,262	7,661,453	1,071,876

Commitments and contingencies (Note 17)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
			(Note (1b))
MEZZANINE EQUITY
Series A-1 Convertible Preferred Shares (US$0.00002 par value, 118,750,000 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019; Liquidation value of RMB1,402 and RMB1,445 as of December 31, 2018 and September 30, 2019)	1,402	1,445	202
Series A-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, 143,750,000 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of RMB32,156 and RMB34,734 as of December 31, 2018 and September 30, 2019; Liquidation value of RMB35,517 and RMB36,602 as of December 31, 2018 and September 30, 2019)	32,156	34,734	4,859
Series A-2-I Redeemable Convertible Preferred Shares (US$0.00002 par value, 16,967,466 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of RMB6,826 and RMB7,238 as of December 31, 2018 and September 30, 2019; Liquidation value of RMB7,401 and RMB7,627 as of December 31, 2018 and September 30, 2019)	6,826	7,238	1,013
Series A-3 Redeemable Convertible Preferred Shares (US$0.00002 par value, 283,220,939 and 256,065,251 shares authorized, 275,076,555 and 256,065,251 shares issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of RMB118,316 and RMB118,982 as of December 31, 2018 and September 30, 2019; Liquidation value of RMB149,981 and RMB159,140 as of December 31, 2018 and September 30, 2019)	118,316	118,982	16,646
Series B-1 Redeemable Convertible Preferred Shares (US$0.00002 par value, 183,823,115 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of RMB440,721 and RMB481,099 as of December 31, 2018 and September 30, 2019; Liquidation value of RMB617,688 and RMB636,561 as of December 31, 2018 and September 30, 2019)	440,721	481,099	67,308
Series B-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, 141,000,686 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of RMB510,802 and RMB557,600 as of December 31, 2017 and 2018; Liquidation value of RMB731,473 and RMB753,822 as of December 31, 2018 and September 30, 2019)	510,802	557,600	78,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
			(Note (1b))
Series C Redeemable Convertible Preferred Shares (US$0.00002 par value, 226,297,396 and nil shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of RMB1,749,409 and nil as of December 31, 2018 and September 30, 2019; Liquidation value of RMB1,715,800 and nil as of December 31, 2018 and September 30, 2019)	1,749,409	—	—
Series C-1 Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 27,155,688 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of nil and RMB12,694 as of December 31, 2018 and September 30, 2019; Liquidation value of nil and RMB15,259 as of December 31, 2018 and September 30, 2019)	—	12,694	1,776
Series C-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 424,519,909 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019, Redemption value of nil and RMB3,544,785 as of December 31, 2018 and September 30, 2019; Liquidation value of nil and RMB3,317,081 as of December 31, 2018 and September 30, 2019)	—	3,544,785	495,934

Total mezzanine equity	2,859,632	4,758,577	665,749

SHAREHOLDERS' DEFICIT
Ordinary Shares (US$0.00002 par value, 1,386,190,398 shares and 1,187,967,885 shares authorized as of December 31, 2018 and September 30, 2019; 287,500,000 shares and 281,290,000 shares issued and outstanding as of December 31, 2018 and September 30, 2019)	35	35	5
Accumulated other comprehensive loss	(3,061)	(91,602)	(12,816)
Accumulated deficit	(1,839,123)	(4,649,047)	(650,426)

Total shareholders' deficit attributable to ordinary shareholders	(1,842,149)	(4,740,614)	(663,237)
Non-controlling interest	(4,134)	(4,984)	(697)

Total shareholders' deficit	(1,846,283)	(4,745,598)	(663,934)

Total liabilities, mezzanine equity and shareholders' deficit	5,829,611	7,674,432	1,073,691

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the nine month Periods Ended September 30,
	2018	2019
	RMB	RMB	US$(Note (1b))
Revenues	1,673,002	4,999,740	699,489
Operating Expenses:
Rental cost	(1,300,709)	(4,450,199)	(622,606)
Depreciation and amortization	(227,339)	(790,357)	(110,575)
Other operating expenses	(187,436)	(552,859)	(77,348)
Pre-opening expense	(181,292)	(186,344)	(26,070)
Sales and marketing expenses	(287,881)	(793,722)	(111,046)
General and administrative expenses	(129,307)	(395,766)	(55,370)
Technology and product development expenses	(71,281)	(143,601)	(20,091)

Operating loss	(712,243)	(2,313,108)	(323,617)
Change in fair value of convertible loan	(6,962)	—	—
Interest expenses	(101,906)	(252,981)	(35,393)
Interest income	6,449	47,702	6,674
Investment income	1,778	—	—

Loss before income taxes	(812,884)	(2,518,387)	(352,336)

Income tax benefit/(expense)	(112)	2,167	303

Net loss	(812,996)	(2,516,220)	(352,033)
Net income attributable to non-controlling interest	—	(1,194)	(167)

Net loss attributable to Phoenix Tree Holdings Limited	(812,996)	(2,515,026)	(351,866)

Accretion and modification of redeemable convertible preferred shares	(51,030)	(252,899)	(35,382)

Net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(864,026)	(2,767,925)	(387,248)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(All amounts in thousands, except for share and per share data)

	For the nine month Periods Ended September 30,
	2018	2019
	RMB	RMB	US$
			(Note (1b))
Net loss	(812,996)	(2,516,220)	(352,033)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(5,695)	(88,541)	(12,387)
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of income taxes of RMB112	(337)	—	—

Comprehensive loss	(819,028)	(2,604,761)	(364,420)
Comprehensive income attributable to non-controlling interests	—	(1,194)	(167)

Comprehensive loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(819,028)	(2,603,567)	(364,253)

Net loss per share
—Basic and diluted	(4.89)	(11.40)	(1.60)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	176,692,708	242,698,917	242,698,917

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the nine month Periods Ended September 30,
	2018	2019
	RMB	RMB	US$
			(Note (1b))
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	(697,813)	(1,629,289)	(227,945)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(651,856)	(1,595,771)	(223,257)
Purchase of intangible assets	(2,175)	—	—
Investment in term deposits	—	(137,724)	(19,268)
Proceeds from maturity of term deposits	—	274,988	38,472
Payments for business acquisition	—	(196,930)	(27,552)
Cash acquired from business acquisition	—	7,235	1,012
Prepaid deposit for business acquisition	—	(20,624)	(2,885)
Purchase of short-term investments	(80,000)	—	—
Proceeds from sales of short-term investments	231,878	—	—

Net cash used in investing activities	(502,153)	(1,668,826)	(233,478)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the nine month Periods Ended September 30,
	2018	2019
	RMB	RMB	US$
			(Note (1b))
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	3,771,617	6,408,490	896,581
Repayment of bank borrowings	(2,435,246)	(4,780,716)	(668,847)
Payment for initial public offering ("IPO") costs	—	(1,449)	(203)
Interest free loan provided by a related party	—	1,000	140
Proceeds from Series A-3 Redeemable Convertible Preferred Shares	—	3,038	425
Proceeds from Series B-1 Redeemable Convertible Preferred Shares	379,542	—	—
Payments of issuance cost of Series B-1 Redeemable Convertible Preferred Shares	(8,091)	—	—
Proceeds from Series B-2 Redeemable Convertible Preferred Shares	321,040	—	—
Payments of issuance cost of Series B-2 Redeemable Convertible Preferred Shares	(3,249)	—	—
Proceeds from Series C-2 Redeemable Convertible Preferred Shares	—	1,500,416	209,916
Payments of issuance cost of Series C-2 Redeemable Convertible Preferred Shares	—	(2,411)	(337)
Repurchase of ordinary shares	—	(46,510)	(6,507)
Proceeds from issuance of convertible loan	126,206	—	—

Net cash provided by financing activities	2,151,819	3,081,858	431,168

Effect of foreign currency exchange rate changes on cash and restricted cash	72,032	48,511	6,787

Net increase/(decrease) in cash and restricted cash	1,023,885	(167,746)	(23,468)
Cash and restricted cash at the beginning of the period	214,002	2,465,534	344,941

Cash and restricted cash at the end of the period	1,237,887	2,297,788	321,473

Supplemental disclosure of cash flow information:
Interest paid	101,896	249,367	34,888
Accrual of purchase of property and equipment	519,657	595,685	83,339
Issuance of Series B-2 Redeemable Convertible Preferred Shares upon conversion of convertible loan	133,168	—	—
Consideration payable for business acquisition	—	128,023	17,911

        The fair values of non-cash assets acquired and liabilities assumed in business acquisition were RMB898,477 and RMB528,180, respectively. See notes 3.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

        The accompanying unaudited condensed consolidated financial statements of Phoenix Tree Holdings Limited ("Phoenix Tree" or "the Company"), their wholly-owned subsidiaries, consolidated variable interest entities ("VIEs") and VIEs' wholly-owned subsidiaries (collectively referred to as "the Group") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The unaudited condensed consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Group as of and for the year end December 31, 2018.

        In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2019, the results of operations and cash flows for the nine months ended September 30, 2018 and 2019, have been made.

        The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, useful lives of property and equipment, impairment of goodwill and long-lived assets, the fair value of the identifiable assets acquired and liabilities assumed in the business acquisition, the realization of deferred income tax assets, the fair value of share-based compensation awards, convertible loan, ordinary shares and the convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited consolidated financial statements.

        The accompanying unaudited condensed consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Group has incurred losses since its inception. As of September 30, 2019, the Group had an accumulated deficit of RMB4,649,047 and its consolidated current liabilities exceeded current assets in the amount of RMB4,460,536. In addition, for the nine month period ended September 30, 2019, the Group recorded operating cash outflows in the amount of RMB1,629,289. Historically, the Group had relied principally on proceeds from the issuance of preferred shares and borrowings from banks and financial institutions. These include rent financing arrangements where the Group received cash at the beginning of the lease term from financial institutions the majority of rental fee of the underlying lease agreements the Group entered into with individual residents, to fund the Group's working capital requirements and investing activities. In October 2019, CMC Downtown II Holdings Limited and Juneberry Investment Holdings Limited entered into agreements with the Company to purchase 71,828,809 and 64,645,928 Series D redeemable convertible preferred shares, respectively, at US$1.3922 per share with a total consideration of US$190,000. The Company received US$100,000 in October 2019 and expected to receive the remaining US$90,000 in November 2019. See Note 20.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management believes that the amount of available cash balance as of September 30, 2019, cash proceeds from the issuance of Series D redeemable convertible preferred shares subsequent to September 30, 2019, and forecasted net cash flows for a period of one year after the issuance of the unaudited condensed consolidated financial statements will be sufficient for the Group to satisfy its obligations and commitments when they become due for a reasonable period of time. The forecasted cash flow has taken into account the expected available rent financing arrangements in the normal course of the Group's business, and cash proceeds from the issuance of Series D redeemable convertible preferred shares. Management also believes that the Group can adjust the pace of its business expansion and control operating expenses when necessary. The accompanying unaudited condensed consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period extending at least one year beyond the date that the unaudited condensed consolidated financial statements are issued.

(b)   Convenience Translation

        Translations of the unaudited condensed consolidated financial statements from RMB into US$ as of and for the nine-month period ended September 30, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1477, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2019, or at any other rate.

(c)   Summary financial information of the Group's VIEs in the unaudited condensed consolidated financial statements

        The following unaudited condensed consolidated assets and liabilities of the Group's VIEs as of December 31, 2018 and September 30, 2019, and unaudited condensed consolidated revenues, net loss

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and cash flow information for the nine-month periods ended September 30, 2018 and 2019, have been included in the accompanying unaudited condensed consolidated financial statements:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Cash	25,287	172,740
Restricted cash	139,581	136,035
Accounts receivable, net	1,456	1,244
Amounts due from related parties*	473,641	277,537
Advance to landlords	301,190	134,419
Prepayments and other current assets	258,269	550,433
Total current assets	1,199,424	1,272,408
Restricted cash	16,010	2,564
Property and equipment, net	1,989,630	1,130,108
Intangible asset, net	2,053	1,898
Deposits to landlords	414,754	336,909
Other non-current assets	251,936	174,827
Total non-current assets	2,674,383	1,646,306
Total assets	3,873,807	2,918,714
Short-term borrowings and current portion of long-term borrowings	2,890,842	2,761,080
Accounts payable	358,466	80,850
Rental payable	180,994	162,960
Advance from residents	279,534	304,019
Amount due to related parties*	1,127,431	1,616,705
Deposits from residents	287,304	297,549
Accrued expenses and other current liabilities	203,994	241,091
Total current liabilities	5,328,565	5,464,254
Long-term borrowings, excluding current portion	182,646	190,606
Deposits from residents	51,539	3,812
Total non-current liabilities	234,185	194,418
Total liabilities	5,562,750	5,658,672

*
Amounts due from related parties include amounts due from the Company and their wholly-owned subsidiaries, which are eliminated upon consolidation. Amounts due to related parties include amounts due to the Company and their wholly-owned subsidiaries in the amount of RMB1,117,088 and RMB1,605,362 as of December 31, 2018 and September 30, 2019, respectively, which are eliminated upon consolidation.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	For the nine-month periods ended September 30,
	2018	2019
	RMB	RMB
Revenues	1,673,002	2,519,541
Net loss	(786,684)	(1,521,242)
Net cash used in operating activities	(666,914)	42,749
Net cash used in investing activities	(502,153)	(620,118)
Net cash provided by financing activities	1,336,371	777,367
Net increase in cash and restricted cash	167,304	199,998
Cash and restricted cash at the beginning of the period*	124,264	111,341
Cash and restricted cash at the end of the period	291,568	311,339

*
Starting from February 2019, the Group is in the process of transferring the VIE's subsidiaries to the Company's wholly-owned subsidiaries. For the nine-month period ended September 30, 2019, there were 8 VIE's subsidiaries transferred to the Company's wholly-owned subsidiaries.

(d)   Impairment of goodwill

        Goodwill is not amortized, but tested for impairment annually as of December 31 or more frequently if event and circumstances indicate that they might be impaired.

        Goodwill represents the excess of the purchase price and fair value of non-controlling interest over the fair value of identifiable net assets acquired in business combinations. Accounting Standards Codification ("ASC") 350-20 permits the Group to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test, using a two -step approach. If this is the case, the two-step goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

        If the two-step goodwill impairment test is required, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Group estimates the future cash flows of each reporting unit, the Group has taken into consideration the

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

overall and industry economic conditions and trends, market risk of the Group and historical information.

        No impairment of goodwill was recognized for the nine-month periods ended September 30, 2018 and 2019.

(e)   Business combinations

        The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(f)    Concentration and risk

Concentration of customers and suppliers

        There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the nine-month periods ended September 30, 2018 and 2019.

Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, term deposits and restricted cash.

        The Group's investment policy requires cash, term deposits and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one institution. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

Interest rate risk

        The Group's exposure to interest rate risk primarily relates to the Group's short-term and long-term bank borrowings. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the periods presented.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)   Recent Accounting Pronouncements

        In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group is still evaluating the effect that this accounting standard will have on the consolidated financial statements and related disclosures.

2. CASH AND RESTRICTED CASH

        A reconciliation of cash and restricted cash in the unaudited condensed consolidated balance sheets to the amounts in the unaudited condensed consolidated statements of cash flows is as follows:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Cash	1,087,258	376,527
Restricted cash-current	1,362,266	1,698,655
Restricted cash-non current	16,010	222,606

Total cash and restricted cash shown in the unaudited condensed consolidated statement of cash flows	2,465,534	2,297,788

3. BUSINESS COMBINATION

        In December 2018, the Group entered into an agreement with the shareholders of Hanzhou Aishangzu Technology Co., Ltd. ("Aishangzu") to acquire its subsidiaries. Aishangzu is primarily engaged in leasing apartments from property owners, designs, renovates and furnishes such apartments and then leases to residents. To facilitate the transaction, Aishangzu agreed to transfer all of the equity interests of its subsidiaries it held to Hanzhou Aishangdanke Technology Co., Ltd. ("Aishangzudanke"), a newly established wholly-owned subsidiary of Aishangzu. In March 2019, the Group completed the acquisition of Aishangzudanke and their wholly-owned and majority-owned subsidiaries. Before March 2019, the Group paid RMB189,643 to Aishangzu, for the purpose of settling payables of those subsidiaries due to Aishangzu. The Group agreed to pay RMB200,000 to the shareholders of Aishangzu by the instalments as: (i) RMB80,000 upon closing of the transaction; (ii) RMB60,000 within 6 months after closing; (iii) RMB40,000 within 12 months after closing; and (iv) RMB20,000 within 24 months after closing. As of acquisition date, the total fair value of the considerations for the acquisition amounted to RMB369,953. The fair value of non-controlling interest amounting to RMB344 was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest. As of September 30, 2019, the outstanding consideration of RMB113,223 and

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. BUSINESS COMBINATION (Continued)

RMB14,800 was recorded in accrued expenses and other current liabilities and other non-current liabilities in the unaudited condensed consolidated balance sheets, respectively.

        The transaction was accounted for as a business combination. The determination of fair values of the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. The fair value of assets acquired and liabilities assumed as of the date of acquisition was as follows:

RMB
Cash consideration	369,953
Fair value of non-controlling interests	344
Fair values of identifiable assets acquired and liabilities assumed
Current assets	56,699
Property and equipment, net	299,323
Intangible assets, net	195,000
Other current liabilities	(518,972)
Deferred income tax liabilities	(9,208)
Net assets acquired	22,842
Goodwill	347,455

        The acquired intangible assets primarily consist of trademark and internet domain name, mobile application, non-compete agreements and customer relationships. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business. The financial results of the Aishangzu have been included in the Group's consolidated financial statements since the date the Group obtained control. For the period from the acquisition date through September 30, 2019, the business acquired in 2019 contributed RMB381,433 and RMB61,636 in revenues and net loss, respectively.

  Unaudited Pro Forma Financial Information:

        The following unaudited pro forma financial information presents the consolidated results of operations of the Group as if the acquisitions had been completed on January 1, 2018. The unaudited pro forma financial information is supplemental information only and is not necessarily indicative of the Group's consolidated results of operations actually would have been had the acquisitions been

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. BUSINESS COMBINATION (Continued)

completed on January 1, 2018. In addition, the unaudited pro forma financial information does not attempt to project the future consolidated results of operations of the Group after the acquisitions.

	Nine-month periods Ended September 30,
	2018	2019
	RMB	RMB
Revenues	2,454,042	5,197,016
Net loss	(978,240)	(2,568,397)
Net loss per share-basic and diluted	(5.83)	(11.62)

4. PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets at December 31, 2018 and September 30, 2019 consisted of the following:

		As of
		December 31, 2018	September 30, 2019
		RMB	RMB
Deductible input VAT		118,850	264,215
Deferred rental commission		48,731	98,342
Deposits to landlords		21,924	31,322
Prepaid marketing expense		21,532	29,409
Receivables from payment platform		23,127	64,393
Interest receivable		8,260	27,475
Other receivable	(a)	—	21,219
Others		23,370	62,562

Prepayments and Other Current Assets		265,794	598,937

(a)
In January 2019, the Company made a deposit for the business acquisition of US$3,000 to Bennet Holding Co., Ltd ("Bennet"). The Company subsequently determined not to continue the acquisition and Bennet will repay the deposit to the Company according to the agreement between the Company and Bennet. The Company expects to collect the deposit by early 2020.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. PROPERTY AND EQUIPMENT, NET

        Property and equipment at December 31, 2018 and September 30, 2019 consisted of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Apartment:
—Leasehold improvement	1,529,995	2,683,800
—Furniture and appliances	900,379	1,512,292
—Leasehold improvement under construction	56,140	30,930
Office:
—Leasehold improvement, furniture, electronic equipment, and software	6,698	37,365
Property and Equipment	2,493,212	4,264,387

Less: Accumulated depreciation	(503,582)	(1,261,739)

Property and Equipment, net	1,989,630	3,002,648

        Depreciation expenses of leasehold improvement, furniture and appliances for apartments were RMB226,998 and RMB757,292 for the nine-month periods ended September 30, 2018 and 2019, respectively. Depreciation expenses of leasehold improvement, furniture, electronic equipment and software for offices were RMB235 and RMB3,471 for the nine-month periods ended September 30, 2018 and 2019, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

        The Group's goodwill and intangible assets consist of the following:

		As of
	Useful life	December 31, 2018	September 30, 2019
		RMB	RMB
Goodwill		—	347,455
Intangible assets subject to amortization
—Trademark and internet domain name	9 years	2,175	80,280
—Mobile application	3 years	—	23,000
—Non-compete	2 years	—	10,000
—Customer relationships	2 years	—	84,000
Total Intangible Assets		2,175	197,280

Less: accumulated amortization		(122)	(29,716)

Total Intangible Assets, net		2,053	167,564

        The amortization expenses incurred for the nine-month periods ended September 30, 2018 and 2019 was RMB106 and RMB29,594 respectively.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6. GOODWILL AND INTANGIBLE ASSETS (Continued)

        The estimated amortization expense for intangible assets in the three-month period ending December 31, 2019, and the years ending December 31, 2020, 2021, 2022, 2023 and 2024 are RMB14,718, RMB58,873, RMB36,456, RMB10,790 and RMB8,873, and RMB8,873 respectively.

7. OTHER NON-CURRENT ASSETS

        Other non-current assets at December 31, 2018 and September 30, 2019 consisted of the following:

		As of
		December 31, 2018	September 30, 2019
		RMB	RMB
Deferred rental commission		203,295	334,836
Prepaid deposit for business acquisition	4(a)	45,000	—
Deferred IPO costs	(a)	—	9,563
Others		3,641	21,903

Other non-current assets		251,936	366,302

(a)
Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs and will be offset against the gross proceeds received from such offering.

8. SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

		As of
		December 31, 2018	September 30, 2019
		RMB	RMB
Rent financing	(a)	1,947,592	3,102,045
Loans from financial institutions	(b)	742,000	1,095,559
Entrusted loan	(c)	200,000	300,000
Current portion of long-term borrowing	10	1,250	9,500

Short-term borrowings and current portion of long-term borrowing		2,890,842	4,507,104

(a)
According to the rent financing agreements with the financial institutions, the Group is required to deposit a certain percentage of the cash the Group receives from the financial institutions to an escrow account. The Group recognizes these payments to financial institutions as restricted cash. As of December 31, 2018 and September 30, 2019, the restricted cash of RMB155,591 and RMB287,415 was deposited to those financial institutions.

(b)
In January 2019, a PRC VIE repaid RMB66,000 and borrowed RMB62,000 for a term of six months and at an annual interest rate of 5.8% from Xiamen International Bank Co., Ltd. A restricted cash deposit of US$10,000 (equivalent to RMB68,747) was deposited by the Company to the bank for this borrowing. In June 2019, the VIE borrowed RMB132,000 for a term of one year and at an annual interest rate of 2.33% from Xiamen International Bank Co., Ltd. A restricted cash deposit of US$20,000 (equivalent to RMB137,494) was deposited by the

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS (Continued)

  Company to the bank for this borrowing at the interest rate of 0.08%. As of September 30, 2019, the outstanding balance from Xiamen International Bank Co., Ltd was RMB500,000.

In January 2019, WOFE borrowed a loan of RMB70,000 from Bank of Ningbo Co., Ltd for a term of nine months and at an annual interest rate of 5.5%. A restricted cash deposit of RMB70,000 was deposited by WOFE to the bank for this borrowing at an annual interest rate of 3.6%.

In January 2019, a PRC VIE entered into an agreement with Bank of Ningbo Co., Ltd for a borrowing of RMB134,626. To facilitate this borrowing, a restricted cash deposit of RMB134,626 was deposited to the bank for a term of six months. The borrowing was repaid on July 2019.

In April 2019, a PRC VIE entered into an agreement with Bank of Ningbo Co., Ltd for a borrowing of RMB133,590. The borrowing will mature on April 2020. To facilitate this borrowing, a restricted cash deposit of RMB133,590 was deposited to the bank for a term of one year.

In June 2019, a PRC subsidiary borrowed a loan of RMB10,000 from Bank of China Co., Ltd for a term of one year and at an annual interest rate of 4.56%. To facilitate this borrowing, a guarantee was provided by a PRC VIE.

In June 2019, a PRC subsidiary borrowed a loan of RMB10,000 from Bank of China Co., Ltd for a term of six months and at an annual interest rate of 4.56%. To facilitate this borrowing, a guarantee was provided by a PRC VIE. The subsidiary repaid RMB5,010 based on the agreed repayment plan and the outstanding balance as at September 30, 2019 was RMB4,990.

In September 2019, a PRC VIE repaid RMB100,000 to Huaxia Bank Co., Ltd. As of September 30, 2019, the outstanding balance for Huaxia Bank Co., Ltd was RMB150,000.

In August 2019, a PRC VIE entered into factoring agreement with Haier Factoring (Chongqing) Co., Ltd ("Haier Factoring"), pursuant to which the VIE received a financing of RMB100,000 by factoring the right of receiving future rental fee of underlying lease agreements from the residents to Haier Factoring. The term is one year and the annual interest rate is 8.3%. The VIE is responsible to repay the borrowing on a monthly basis. To facilitate this borrowing, a guarantee was provided by WOFE, Jing Gao and Yan Cui, the co-founders of the Company. The outstanding balance as of September 30, 2019 was RMB91,979.

In September 2019, a PRC subsidiary borrowed a loan of RMB15,000 from PICC Investment Management Co., Ltd for a term of one year and at an annual interest rate of 6%. To facilitate this borrowing, a guarantee was provided by Guangdong Join-Share Financing Guarantee Investment Co., Ltd, a third party guarantor, with an annual service fee of 0.8%.

(c)
In January 2019, a PRC VIE borrowed RMB100,000 for a term of eleven months and at an annual interest rate of 5% from Shanghai AJ Trust Co., Ltd. A restricted cash deposit of RMB102,100 deposited to the trustor, Luso International Banking Ltd, by a HK subsidiary to facilitate this borrowing. The deposit has a one year term at an annual interest of 2%.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Payroll payable	150,161	219,233
Payable for business acquisition (Note 3)	—	113,223
Others	64,009	129,744

Accrued expenses and other current liabilities	214,170	462,200

        Others mainly include VAT payable and deposits refundable to residents upon termination.

10. LONG-TERM BORROWINGS, EXCLUDING CURRENT PORTION

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Long-term bank loans	4,500	200,000
Less: current portion (Note 8)	(1,250)	(9,500)
Rent financing	179,396	3,658

Long-term borrowings, excluding current portion	182,646	194,158

        In January 2019, a PRC VIE enter into a facility agreement with Xiamen International Bank Co., Ltd. for RMB200,000 with a term of 3 years. In January 2019, the VIE borrowed RMB200,000 under this agreement for a term of 3 years and at the interest rate of 6.5% per annum. A restricted cash deposit of US$31,000 (equivalent to RMB213,115) was deposited by a HK subsidiary to the bank for this borrowing. As of September 30, 2019, the outstanding balance was RMB196,000, among which the balance of RMB8,000 is reclassified as current portion of long-term borrowing. In June 2019, a PRC subsidiary repaid RMB500 to China Construction Bank Co., Ltd based on the agreed repayment plan. As of September 30, 2019, the outstanding balance was RMB4,000, among which the balance of RMB1,500 is reclassified as current portion of long-term borrowing.

        As of September 30, 2019, the future principal payments for the Group's long-term borrowings will be due according to the following payment schedule:

RMB
Three months ending December 31, 2019	750
2020	10,000
2021	12,908
2022	180,000

Total	203,658

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. CONVERTIBLE PREFERRED SHARES

        The Company's Preferred Shares activities consist of the following:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series A-2-I Preferred Shares	Series A-3 Preferred Shares	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series C Preferred Shares	Series C-1 Preferred Shares	Series C-2 Preferred Shares	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	1,402	32,156	6,826	118,316	440,721	510,802	1,749,409	—	—	2,859,632
Issuance for cash	—	—	—	3,038	—	—	—	—	1,500,416	1,503,454
Issuance cost paid	—	—	—	—	—	—	—	—	(2,411)	(2,411)
Redesignation of redeemable convertible preferred shares	—	—	—	(11,697)	—	—	(1,755,247)	11,697	1,755,247	—
Accretion and modification of redeemable convertible preferred shares	—	1,545	197	5,883	26,061	30,204	5,838	600	182,571	252,899
Foreign currency translation adjustment	43	1,033	215	3,442	14,317	16,594	—	397	108,962	145,003

Balance as of September 30, 2019	1,445	34,734	7,238	118,982	481,099	557,600	—	12,694	3,544,785	4,758,577

        In January 2019, the Company redesignated 27,155,688 Series A-3 redeemable convertible preferred shares ("Series A-3 Preferred Shares") from Joy Capital I, L.P. to 27,155,688 Series C-1 redeemable convertible preferred shares ("Series C-1 Preferred Shares") to Success Golden Group Limited, an associated company of Joy Capital I, L.P. The key terms of Series C-1 Preferred Shares including redemption, conversion, dividend and liquidation, are the same as Series A-3 Preferred Shares.

        In January 2019, the Company issued 198,222,513 Series C-2 redeemable convertible preferred shares ("Series C-2 Preferred Shares") at US$1.1047 to Antfin (Hong Kong) Holding Limited, Ducati Investment Limited, Joy Capital Opportunity, L P., CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., and Banyan Partners Fund III-A, L.P. The total proceeds from the issuance of Series C-2 Preferred Shares was US$218,985 (equivalent to RMB1,500,416). The issuance cost was RMB2,411. The Company also redesignated 226,297,396 Series C Preferred Shares to 226,297,396 Series C-2 Preferred Shares. The key terms of Series C-2 Preferred Shares including redemption, conversion, dividend and liquidation, are the same as Series C Preferred Shares.

        In August 2019, the Company received cash proceeds in the amount of $431 (equivalent to RMB3,038) from a third party individual for the subscription of 8,144,384 Series A-3 preferred shares, pursuant to a Series A-3 preferred shares agreement in November 2017.

        The Company classified Series C-1 Preferred Shares and Series C-2 Preferred Shares (collectively "Preferred Shares") as mezzanine equity on the unaudited condensed consolidated balance sheets since they are contingently redeemable at the option of the holders after a specified time period.

        The Company evaluated the embedded conversion option in Preferred Shares to determine if the embedded conversion option require bifurcation and accounting for as a derivative. The Company concluded the embedded conversion and redemption option did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company also determined that there was no beneficial conversion feature attributable to Preferred Shares because the initial effective conversion prices of Preferred Shares were higher than the fair value of the Company's ordinary shares at the relevant commitment dates. The fair value of the Company's ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm. The Company also determined there was no other embedded features to be separated from Preferred Shares.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. CONVERTIBLE PREFERRED SHARES (Continued)

        In addition, the carrying values of the Preferred Shares were accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

        For the periods presented, the Company concluded that it was probable that Series A-2, A-2-I, A-3, B-1, B-2, C, C-1 and C-2 Preferred Shares will become redeemable. The total redemption amount of Series A-2, A-2-I, A-3, B-1, B-2, C-1 and C-2 Preferred Shares in each of the five years are as follows:

RMB
Three month ending December 31, 2019	—
2020	—
2021	—
2022	—
2023	6,467,538

12. ORDINARY SHARES

        In January 2019, the Company repurchased 4,000,000 and 2,210,000 ordinary shares issued to Mr. Gao Jing and Mr. Cui Yan with a consideration of RMB29,959 and RMB16,551, respectively. The repurchased ordinary shares was cancelled immediately. The excess of the purchase price over the par value of the shares of RMB46,510 was charged to accumulated deficit.

13. SHARE-BASED COMPENSATION

  (a) Restricted Ordinary Shares

        The following table sets forth the restricted shares' vesting schedule for the nine-month period ended September 30, 2019:

Number of shares
Unvested at December 31, 2018	65,885,417
Vested	(53,906,250)

Unvested at September 30, 2019	11,979,167

        The amounts of stock compensation expense in relation to the restricted ordinary shares recognized in the nine-month periods ended September 30, 2018 and 2019 was RMB4,393 and RMB4,511 respectively.

        As of September 30, 2019, RMB1,035 of total unrecognized compensation expense related to non-vested restricted shares is expected to be recognized over a weighted average period of approximately 0.17 year.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. SHARE-BASED COMPENSATION (Continued)

  (b) Stock Option Plan

        In January 2019, the Company amended and restated the 2017 Stock Incentive Plan under which a maximum aggregate number of ordinary shares that may be issued pursuant to all awards granted shall be 180,849,469 shares.

        In June, July and September 2019, the Company granted 50,650,000, 15,300,000 and 84,065,148 stock options to its employees with an exercise price of US$0.0500, respectively.

        The options are subject to a four-year service schedule, under which an employee earns an entitlement to vest 25% of his/her option on the expiry date of a 12-month period following the grant date, and the remaining 75% shall vest in equal monthly installments over the following three years commencing from the vesting date of the first installment. Before the Company completes a Qualified IPO, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with the Group. After the Company completes a Qualified IPO, vested options not exercised by an employee shall be forfeited 90 days after termination of employment of the employee.

        A summary of the share options activities for the nine-month period ended September 30, 2019 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at December 31, 2018	55,809,066	0.0500
Granted	150,015,148	0.0500
Repurchased	(1,922,700)	0.0500
Forfeited	(25,878,600)	0.0500

Outstanding at September 30, 2019	178,022,914	0.0500	8.38	177,900

Vested and expected to vest as of September 30, 2019	178,022,914	0.0500	8.38	177,900

Exercisable as of September 30, 2019	—	0.0500	—	—

        The fair value of the share options granted at the grant date amounted to RMB1,352,714 for the nine-month period ended September 30, 2019. Since the exercisability is dependent upon the Company's IPO, and it is not probable that this performance condition can be achieved until the IPO is effective, no compensation expense relating to the options was recorded for the nine-month period ended September 30, 2019. As of September 30, 2019, the total unrecognized compensation costs associated with stock option is RMB1,276,485.

        In January 2019, the Company repurchased 1,922,700 share options issued to employees for cash in the amount of RMB14,400. Considering the option is exercisable upon the Company's completion of a Qualified IPO, the repurchase of the unvested award is, in effect, a modification to immediately vest the award. RMB14,400 compensation cost was recorded as share-based compensation expense for the nine-month period ended September 30, 2019.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. FAIR VALUE MEASUREMENT

        The carrying amounts of cash, restricted cash, accounts receivable, short-term borrowings, accounts payable, rental payable and deposits from residents as of September 30, 2019 approximate their fair values because of short maturity of these instruments.

        The fair value of long-term borrowings is based on the amount of future cash flows associated with each debt instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as the long-term borrowings' interest rates approximate the rates currently offered by the Company's bankers for similar debt instruments of comparable maturities.

15. INCOME TAX

        The statutory income tax rate for the Group is 25% for the nine-month periods ended September 30, 2018 and 2019. The effective income tax rate for the nine-month periods ended September 30, 2018 and 2019 was 0.0% and (0.1)% respectively. The effective income tax rate for the nine-month periods ended September 30, 2018 and 2019 differs from the PRC statutory income tax rate of 25% primarily due to the effect of non-deductible expenses and change in valuation allowance.

        As of September 30, 2019, the Group had net operating loss carry forwards of approximately RMB3,425,090 attributable to the PRC subsidiaries, VIEs, and VIEs' subsidiaries. A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future.

16. NET LOSS PER SHARE

        The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the nine-month periods Ended September 30,
	2018	2019
	RMB	RMB
Numerator:
Net loss attributable to Phoenix Tree Holdings Limited	(812,996)	(2,515,026)
Accretion and modification of redeemable convertible preferred shares	(51,030)	(252,899)
Numerator for basic and diluted net loss per share calculation	(864,026)	(2,767,925)

Denominator:
Weighted average number of ordinary shares	176,692,708	242,698,917

Denominator for basic and diluted net loss per share calculation	176,692,708	242,698,917

Net loss per ordinary share
—Basic and diluted	(4.89)	(11.40)

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. NET LOSS PER SHARE (Continued)

        The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of September 30,
	2018	2019
Share options	55,809,066	178,022,914
Restricted shares	101,822,917	11,979,167
Convertible Preferred Shares	879,367,822	1,312,032,115

17. COMMITMENTS AND CONTINGENCIES

        The Group leases apartments and offices under non-cancelable operating lease agreements. Rental cost and rental expenses, including apartments and offices, were RMB1,300,709 and RMB4,450,199 for the nine-month periods ended September 30, 2018 and 2019, respectively.

        As of September 30, 2019, future minimum lease commitments, under apartment and office non-cancelable operating lease agreements, were as follows:

	Apartments	Offices	Total
Three months ending December 31, 2019	1,909,401	10,176	1,919,577
2020	7,371,346	36,090	7,407,436
2021	6,365,305	17,369	6,382,674
2022	4,784,474	3,821	4,788,295
2023	3,536,860	54	3,536,914
2024 and thereafter	2,534,381	—	2,534,381

18. RELATED PARTY TRANSACTIONS

        In August 2019, the Group obtained a loan of RMB1,000 from a shareholder of Series A-3 Redeemable Convertible Preferred Shares. The amount were unsecured, non-interest bearing and due to demand.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19. CHANGES IN SHAREHOLDERS' DEFICIT

				Accumulated other comprehensive loss RMB
	Ordinary shares		Additional paid in capital RMB
					Accumulated Deficit RMB	Total deficit RMB
	Shares	RMB
Balance as of December 31, 2017	287,500,000	35	—	1,754	(368,184)	(366,395)
Net loss	—	—	—	—	(812,996)	(812,996)
Share-based compensation	—	—	4,393	—	—	4,393
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(5,695)	—	(5,695)
Reclassification adjustment for gain on available for sale securities, net of income taxes of RMB112	—	—	—	(337)	—	(337)
Accretion and modification of redeemable convertible preferred shares	—	—	(4,393)	—	(46,637)	(51,030)

Balance as of September 30, 2018	287,500,000	35	—	(4,278)	(1,227,817)	(1,232,060)

						Shareholders' deficit attributable to Phoenix Tree Holdings Limited RMB
				Accumulated other comprehensive loss RMB
	Ordinary shares		Additional paid in capital RMB				Non- controlling interests RMB
					Accumulated Deficit RMB			Total deficit RMB
	Shares	RMB
Balance as of December 31, 2018	287,500,000	35	—	(3,061)	(1,839,123)	(1,842,149)	(4,134)	(1,846,283)
Net income / (loss)	—	—	—	—	(2,515,026)	(2,515,026)	(1,194)	(2,516,220)
Share-based compensation	—	—	4,511	—	—	4,511	—	4,511
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(88,541)	—	(88,541)	—	(88,541)
Repurchase of shares	(6,210,000)	—	—	—	(46,510)	(46,510)	—	(46,510)
Business acquisition	—	—	—	—	—	—	344	344
Accretion of redeemable convertible preferred shares	—	—	(4,511)	—	(248,388)	(252,899)	—	(252,899)

Balance as of September 30, 2019	281,290,000	35	—	(91,602)	(4,649,047)	(4,740,614)	(4,984)	(4,745,598)

Balance as of September 30, 2019—US$(Note 1(b))		5	—	(12,816)	(650,426)	(663,237)	(697)	(663,934)

20. SUBSEQUENT EVENTS

        Management has considered subsequent events through October 28, 2019, which was the date the unaudited condensed consolidated financial statements were issued.

        (a)   In October 2019, CMC Downtown II Holdings Limited and Juneberry Investment Holdings Limited entered into agreements with the Company to purchase 71,828,809 and 64,645,928 Series D redeemable convertible preferred shares, respectively, at US$1.3922 with a total consideration of US$190,000. The Company received US$100,000 in October 2019 and expected to receive the remaining US$90,000 in November 2019.